8/26

04036557

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mitsui Trust Financial Group

*CURRENT ADDRESS

PROCESSED
AUG 30 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4677 FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/30/04

82-4611

ARS
3-31-04

Mitsui Trust Financial Group

Mitsui Trust Holdings, Inc.

The Chuo Mitsui Trust and Banking Company, Limited   Mitsui Asset Trust and Banking Company, Limited

Annual Report 2004
Year ended March 31, 2004



Toward the Next Stage of Growth

As a financial group hinging on The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), and Mitsui Asset Trust and Banking Company, Limited ("Mitsui Asset"), Mitsui Trust Financial Group boasts high-level know-how and specialization, substantiated by its ability to produce the industry's top results, and strives to raise the bar still higher. The Group also seeks to provide the best solutions possible—solutions unrivaled by any other financial group in the industry.

Chuo Mitsui

Retail Business (Sales of Investment Trusts and Variable Annuities)

Balance of investment trust sales
¥506.6 billion
Balance of variable annuity sales
¥203.3 billion
Top-tier among domestic banks

With an expanding selection of high-quality products and services, we will continue to meet the needs of our clients as a financial institution boasting the domestic industry's top position in investment trust and variable annuity sales.

Real Estate Operations

New real estate securitization contracts under management in fiscal 2003
¥476.8 billion
New record

We are reinforcing our function as a provider of corporate financing solutions while developing and extending real estate funds matched to the investment needs of our clients.

Banking Business

Net increase in housing loans
¥27 .4 billion
(before securitization)
New record

We are steadily growing our lending balance by extending products in line with clients' needs.

Net increase in real estate asset finance
¥359.2 billion
New record

Chuo Mitsui is working to cement its position as a key player in the industry with top-class results underpinned by resourceful efforts utilizing sophisticated know-how.

Stock Transfer Agency Services

Number of listed companies under administration
No.1

We energetically provide practical legal advice, suggestions for taking general shareholders' meetings online, and support for corporate investor relations activities.

New Business Opportunities

Drawing on accumulated experience as a trust bank, Chuo Mitsui actively pursues profit opportunities, such as alternative investments, business matching and non-performing loan business.

Pooling groupwide capabilities to promote the next stage of growth

Cementing a solid financial footing

Mitsui Trust Financial Group has endeavored to strengthen its financial footing and thereby raise the level of trust accorded to it by clients and the market as a whole. These efforts are ongoing and members of the Group will strive to make a firm financial footing even firmer.

Non-Performing Assets Based on the Financial Revitalization Law



(Billions of yen)
(As of March 31)
1,000
750
500
250
0
956.9
702.3
468.0
2002
2003
2004
Note: Figures are from Chuo Mitsui on a non-consolidated basis.

Mitsui Asset

Pension Trust Operations

Industry survey of fund managers ranks Mitsui Asset No. 1

We are increasing the amount of assets under management and improving profitability by strengthening our consultancy function for all types of retirement benefits and developing and providing services geared to clients' needs.

Securities Trust Businesses

We are focusing on privately placed investment trusts for financial institutions and corporations and seeking to reinforce our profit base through participation in investment advisory services.

Mitsui Trust Holdings

Financial Holding Company

Mitsui Trust Financial Group has made steady progress under the management structure implemented in February 2002. Concerted efforts, underpinned by quality and speed, are firmly establishing the Group as the best choice for trust banking products and services.



(As of March 31)
9.2
7.0
4.9
Note: Figures are from Chuo Mitsui on a non-consolidated basis.
2002
2003
2004



(Billions of yen)
1,600
1,200
800
400
0
(As of March 31)
1,291.6
940.9
535.4
Note: Figures are from Mitsui Trust Holdings on a consolidated basis.
2002
2003
2004

Contents

Consolidated Financial Highlights

Years ended March 31, 2004 and 2003	Billions of yen		Millions of U.S. dollars (Note)
	2004	2003	**2004**
For the year			
Total income	**¥ 553.9**	¥ 506.6	**$ 5,243.3**
Interest income	**158.8**	163.0	**1,503.5**
Trust fees	**84.2**	100.6	**797.0**
Fees and commissions	**73.2**	56.3	**693.6**
Total expenses	**426.7**	546.3	**4,039.1**
Interest expense	**52.2**	65.4	**494.5**
General and administrative expenses	**138.5**	159.5	**1,311.7**
Income (loss) before income taxes and minority interests	**127.2**	(39.6)	**1,204.1**
Net income (loss)	**50.7**	(96.7)	**480.7**
At year-end			
Total shareholders' equity	**¥ 463.3**	¥ 251.6	**$ 4,385.3**
Total assets	**12,753.7**	12,478.0	**120,717.0**
Loans and bills discounted	**7,189.9**	7,200.3	**68,054.4**
Securities	**3,585.9**	3,232.5	**33,941.7**
Deposits	**9,116.0**	8,672.2	**86,285.5**
Trust assets*	**35,498.5**	36,503.9	**336,001.0**
Capital adequacy ratio**	**10.14%**	7.50%	
Reference			
Gross operating profit *(Gyomu sorieki)****	**¥ 308.3**	¥ 327.9	**$ 2,918.8**
Gross operating profit before trust account write-offs***	**330.2**	356.9	**3,125.4**
Operating expenses	**138.5**	159.5	**1,311.7**
Net operating profit *(Gyomu juneki)****	**169.7**	171.3	**1,607.0**
Net operating profit before trust account write-offs***	**191.6**	200.4	**1,813.6**
Pre-provision profit***	**191.6**	197.4	**1,813.6**
Credit costs	**61.3**	124.7	**580.9**
Net income (loss)	**50.7**	(96.7)	**480.7**

Note: U.S. dollar amounts stated in this annual report are translated solely for convenience at ¥105.65=US$1, the rate prevailing on March 31, 2004.

* Figures are combined totals from The Chuo Mitsui Trust and Banking Company, Limited, and Mitsui Asset Trust and Banking Company, Limited.

** Capital adequacy ratio is presented in accordance with the domestic standard set forth in the Banking Law of Japan.

*** These terms are defined on page 48 in the Financial Section.

A Message from the President



Operating Environment

The consolidated fiscal year ended March 31, 2004—fiscal 2003—was characterized by a generally positive mood not only in Japan but also overseas.

On the international economic front, business conditions in the United States returned to recovery mode, jumpstarted by lower taxes and other government measures. The stronger U.S. economy had an encouraging effect on the European economy, which displayed signs of improvement in the second half of the fiscal year. A revitalizing atmosphere also permeated Asia, particularly the People's Republic of China, despite initial concern over the impact of severe acute respiratory syndrome (SARS) on economic growth.

At home, the rosy tones of gradual recovery that tinged business conditions in fiscal 2002 deepened in fiscal 2003. Exports were up, paralleling the positive economic environment overseas. The trend toward better corporate results became especially evident in the second half of the term, with signs of an increase in capital investment. Meanwhile, household purse strings, drawn tight for so long, finally loosened, leading to a rise in consumer spending.

In the domestic finance industry, short-term interest rates remained low, mirroring the Bank of Japan's persistent efforts to quantitatively relax financial restrictions. Long-term interest rates inched up, along with better business conditions, after tumbling into the 0.4% range in June 2003, and were back at around 1.4% by the end of March 2004. The Nikkei Stock Average marked its lowest point since the collapse of Japan's economic bubble with a level of 7,700 in April 2003, but rebounded during the term and ended above 11,700 at the end of the period. In the foreign exchange market, the yen hovered in the 110 range against the U.S. dollar in the first half of fiscal 2003 but began to appreciate in the second half, settling around 105 as of March 2004.

Fiscal 2003 Consolidated Performance

Trust banks use pre-provision profit (also known as effective net operating profit, or net operating profit before trust account write-offs and transfer to the general reserve for possible loan losses) as an indicator of profitability in core operations. In fiscal 2003, Mitsui Trust Holdings' pre-provision profit amounted to ¥191.6 billion. This reflected the unfavorable impact of a year-on-year decrease in gross operating profit (*gyomu sorieki*), owing to such factors as a drop in lending caused primarily by lackluster demand from businesses for funds, against the favorable impact of cost-cutting benefits derived through ongoing restructuring efforts.

Credit costs—the combined total of non-performing asset write-offs in the banking and trust accounts as well as transfer to the general reserve for possible loan losses—retreated 50.8% from fiscal 2002, to ¥61.3 billion. This was the fifth consecutive year of lower credit costs.

Mitsui Trust Holdings recorded ¥13.6 billion in net stock-related profit. Two factors contributed to this achievement: the Company's steadfast commitment to squeeze the stock portfolio and a rally in stock prices.

Still striving to ensure a healthier financial position, the Company again booked a conservative amount of deferred tax assets.

These developments underpinned net income of ¥50.7 billion, a striking reversal from the net loss of ¥96.7 billion registered in fiscal 2002. Mitsui Trust Holdings was thus able to resume dividends of ¥2.50 per share for shareholders of common stock.

The consolidated capital adequacy ratio reached 10.14%, a 2.64 percentage-point jump from 7.50% a year earlier, thanks to the elimination of evaluation losses—unrealized losses—on available-for-sale securities held.

Management Vision

Mitsui Trust Financial Group's management vision highlights two strategies:

- **To raise the level of specialization and know-how unique to a financial group that hinges on two distinguished trust banks, and thereby provide clients with the best solutions to their financial requirements.**
- **To improve shareholder value by promoting creative business opportunities across the broad spectrum of activities performed by trust banks.**

With this groupwide vision as its guide, Mitsui Trust Financial Group will aspire to meet clients' expectations with efficient and highly transparent management while working to contribute widely to society.

We aim to preserve management clarity and integrity and ensure administrative activities are performed in a reliable and appropriate manner. This perspective permeates efforts to define the authority granted to staff and directors, including the executive team, along with their associated responsibilities. It also provides the basis for cementing cross-check capabilities.

In addition, we seek to respond swiftly to changes in the business environment. To fulfill this goal, we are building an efficient organizational structure.

Business Strategies

An attitude shared throughout Mitsui Trust Financial Group stresses quality and speed in addressing clients' needs, and strength and stability in reinforcing the corporate foundation. This attitude underpins the development of business strategies geared toward realizing higher-quality products and services and improved operating efficiency.

We also take a wide view of the distribution of management resources to give each business unit the right allocation of available resources and maximize overall profitability.

The basic direction of business strategies at the two banks under Mitsui Trust Holdings' authority is presented below.

Chuo Mitsui

In the area of individual services, Chuo Mitsui provides one-stop access to high-quality products and services through consultations matched to clients' individual needs. This includes asset formation, administration and management of financial assets, and matters related to succession.

In corporate services, Chuo Mitsui promotes proposal-style activities that combine wide-ranging knowledge and specialization accumulated over many years in the trust-banking business. The Bank energetically offers products and services that support the administrative and financial strategies of clients.

Mitsui Asset

As a trust bank specializing in pension trust and securities trust businesses, Mitsui Asset draws on sophisticated know-how in trust asset management and administration to create the ideal combination of leading-edge services to perfectly address the different kinds of requests received from clients.

In asset administration, the Bank relies on Japan Trustee Services Bank, Ltd., which affords greater efficiency in these services through economies of scale.

Management Objectives

Enhancing Profitability

Mitsui Trust Financial Group has made enhancing profitability its highest priority and draws on available capabilities to achieve this goal.

To expand gross operating profit, we direct our activities toward reinforcing loan-related profits through recomposition of our lending portfolio and raising fee-based income on asset management services. We are also aggressively pursuing revenue opportunities presented through participation in new businesses and will revamp the profit structure accordingly.

At the same time, we are concentrating on restructuring to elicit greater efficiency in administrative tasks and ensure low-cost operations.

Stronger Financial Footing

Mitsui Trust Financial Group recognizes that a higher level of trust from clients and the market as a whole depends on solid steps forward in writing off non-performing assets and squeezing the stock portfolio.

We are tackling the issue of non-performing assets with scheduled processing, which is guided by a groupwide desire to secure healthy assets. As a result, the balance of non-performing assets and the ratio of non-performing assets to total assets, including normal claims, disclosed under the Financial Revitalization Law, have fallen dramatically.

On the issue of streamlining the stock portfolio, we have taken several approaches, including stock-purchasing programs maintained by the Banks' Shareholdings Purchase Corporation as well as the Bank of Japan, to trim our portfolio and minimize the risk of fluctuating prices on stocks. In addition, in September 2003 Chuo Mitsui established CMTB Equity Investments Company, Limited, to undertake intensive, efficient administration of the Group's stockholdings.

We will continue to write-off non-performing assets and squeeze our stock portfolio to strengthen our financial footing.

In Closing

Amid signs of gradual improvement in the Japanese economy, the operating environment for Mitsui Trust Financial Group is characterized by increasingly intense competition among financial institutions. To overcome prevailing challenges, we will strive to make the most of high-level expertise, develop innovative activities in a wide range of business domains and work diligently toward higher overall profitability.

We will endeavor to build closer ties with clients and shareholders. On behalf of the Board, I ask for the continued support and encouragement of clients, shareholders and business partners as we strive to meet our collective goals.

August 2004

Kiichiro Furusawa

Kiichiro Furusawa
Chairman and President

Fiscal 2003 Summary

- **Pre-provision profit held steady in the ¥190 billion range.**
- **Positive developments, primarily lower credit costs, helped the Group post net income, reversing its three-year net loss position.**
- **Mitsui Trust Holdings resumed payment of dividends on common stock at ¥2.50 per share for the year.**
- **The consolidated capital adequacy ratio showed a year-on-year improvement of 2.64 percentage points, to ¥10.14%.**

Gross Operating Profit*


(Billions of yen)
400
300
200
100
0
355.4
353.7
343.5
356.9
330.2
2000
2001
2002
2003
2004
(Years ended March 31)

*Before trust account write-offs
These terms are defined on page 48 in the Financial Section.

Operating Expenses


(Billions of yen)
200
150
100
50
0
194.6
186.3
172.9
159.5
138.5
2000
2001
2002
2003
2004
(Years ended March 31)

Pre-Provision Profit and Credit Costs


Pre-provision profit
Credit costs
(Billions of yen)
260
195
130
65
0
160.7
250.0
167.4
181.7
170.5
170.4
197.4
124.7
191.6
61.3
2000
2001
2002
2003
2004
(Years ended March 31)

Recurring Profit and Net Income (Loss)


Recurring profit
Net income (loss)
(Billions of yen)
400
200
0
-200
-400
155.3
47.8
54.1
23.0
(330.0)
(277.9)
(24.7)
(96.7)
105.3
50.7
2000
2001
2002
2003
2004
(Years ended March 31)

Notes: 1. Figures for 2002, 2003 and 2004 are from Mitsui Trust Holdings.
2. Figures for 2001 are from Chuo Mitsui.
3. Figures for 2000 are combined totals from the former Chuo Trust and Banking Company, Limited, and The Mitsui Trust and Banking Company, Limited.

Capital Adequacy Ratio

(Billions of yen, %)

	2002	2003	**2004**
Net worth	1,076.8	689.1	**944.4**
Basic items (Tier I)	547.8	344.9	**559.1**
Net unrealized losses on available-for-sale securities	—	143.9	—
Supplementary items (Tier II)	531.4	344.9	**386.3**
Deductions	2.4	0.7	**1.0**
Risk assets	10,161.1	9,179.0	**9,307.3**
Capital adequacy ratio (%)	10.59	7.50	**10.14**

Note: Figures are from Mitsui Trust Holdings on a consolidated basis. (As of March 31)

Mitsui Trust Financial Group has made enhanced profitability its most important management priority. The two keys that will unlock the door to enhanced profitability are recomposition of the revenue structure and a low-cost operating structure. These keys are described below.

Management Objectives


Up
Down
Recomposition of the revenue structure
Higher gross operating profit
Enhanced profitability
Low-cost operating structure
Thoroughly efficient operations

Recomposition of the Revenue Structure

The Group will enhance profitability by raising the contribution from such business areas as loans to individuals and real estate non-recourse loans, sales of investment trusts and variable annuities, and asset management business (stock transfer agency services, real estate operations, pension trust business and securities trust business), to more than half of total gross operating profit.

(Years ended March 31)


2003 (Actual)
2004 (Actual)
2007 (Planned)
Conventional banking business*
Corporate loans and bond investment
Alternative investments
Loans to individuals
Real estate non-recourse loans
Asset management business
Investment trust sales
Variable annuity sales
Stock transfer agency, real estate, pension trusts, securities trusts
63 %
(of gross operating profit)
0 %
13 %
2 %
22 %
37 %
57 %
1 %
14 %
5 %
23 %
43 %
40 %
4 %
22 %
6 %
28 %
60 %

*Financial intermediary business from household to corporate sector and bond investment

Chuo Mitsui seeks to build a highly profitable loan portfolio by expanding loans to individuals and strengthening real estate non-recourse loans.

Loans to Individuals, Real Estate Non-Recourse Loans to Comprise Half of Loan Assets in Three Years

Recomposition of the Loan Portfolio


Percentage of loans to companies and others
Percentage of loans to individuals
Percentage of real estate non-recourse loans
(%)
100
75
50
25
0
90
10
87
13
77
21
2
63
28
9
50
40
10
50%
1995
1998
2001
2004
2007 (planned)

(As of March 31)

Note: Figures before March 31, 2000, are the combined totals from the former Chuo Trust and Banking Company, Limited, and the former Mitsui Trust and Banking Company, Limited.

Specific Objectives

Loans to individuals

Chuo Mitsui will concentrate on improving marketability, with a focus on housing loans, and develop new products, as we aim to grow our market share.

Real estate asset finance

Demand for funds remains robust against a backdrop highlighted by a widening real estate fund market. Chuo Mitsui will respond to the varied needs of investors and developers, including business partners, by reinforcing activities geared toward new development-style schemes and mezzanine financing*, and thereby raise the ratio of real estate non-recourse loans in the loan portfolio.

*Mezzanine Financing
Mezzanine financing refers to the portion of a loan that is subordinate to other portions when a loan is divided into several stages, according to priority, such as repayment.

Balance of Loans to Individuals


Balance of loans to individuals [Before securitization]
Housing loans
(Billions of yen)
3,000
2,250
1,500
750
0
2,229.5
1,317.1
2,330.1
1,517.9
2,534.7
1,784.4
2,712.2
2,550.4
[After securitization]
2,055.8
1,894.0
[After securitization]
2001
2002
2003
2004

(As of March 31)

Note: On an internal accounting basis

Balance of Real Estate Asset Finance


(Billions of yen)
1,000
750
500
250
0
204.2
352.0
464.0
823.2
2001
2002
2003
2004

(As of March 31)

Asset Management Business

Investment Trust Sales, Variable Annuity Sales *Chuo Mitsui*

Chuo Mitsui will promote sales of investment trusts and variable annuities through precise consultations and new products geared to clients' needs.

Specific Objectives

Rich product lineup

Chuo Mitsui will put together a rich assortment of products that facilitate presentations matched to the wide-ranging needs and life plans of clients. This includes the timely introduction of new funds utilizing real estate investment trusts (REITs).

High-quality consultations

Chuo Mitsui is concentrating on the provision of high-value-added information and consultations fine-tuned to the needs of clients through various activities, including timely seminars, such as information meetings on fund management conditions related to our primary products.

Better sales channels

Chuo Mitsui is working to diversify our sales channels by augmenting the regular branch network with client access at *Consulplaza* locations and through Internet banking and telephone banking.

Balance of Investment Trust Sales



Total
Excluding money management fund (MMF)
(Billions of yen)
600
450
300
150
0
Exceeded ¥500 billion
380.5
198.6
394.4
339.9
402.7
375.8
506.6
488.9
2001
2002
2003
2004
(As of March 31)

Note: On a market price basis

Balance of Variable Annuity Sales



(Billions of yen)
240
180
120
60
0
Exceeded ¥200 billion
27.1
203.3
2003
2004
(As of March 31)

Note: On a market price basis

Stock Transfer Agency Services *Chuo Mitsui*

As the leading stock transfer agent in Japan, with the industry's largest scale—874 listed companies and more than 11 million shareholders under administration as of March 31, 2004—Chuo Mitsui aims to strengthen profitability by polishing existing capabilities in the forte field of consultations and by providing value-added services.

Specific Objectives

Legal services

Through specialized staff with years of experience, Chuo Mitsui offers practical legal services that address legislative and structural amendments.

Shareholder services

Chuo Mitsui extends services for electronic general shareholders' meetings, which enable shareholders to exercise their voting rights online.

Corporate investor relations services

Chuo Mitsui provides services that facilitate corporate investor relations activities, such as domestic and foreign shareholder surveys.

Chuo Mitsui's Share Among Trust Banks



Chuo Mitsui
Other trust banks
Shareholders under administration
28
Listed companies
27
0
20
40
60
80
100 (%)
(As of March 31, 2004)

Real Estate Operations *Chuo Mitsui*

Chuo Mitsui will buoy profitability by steadily capitalizing on expanded business opportunities stemming from such structural changes in the real estate market as the formation and listing of REITs and private funds.

To help companies deal with new corporate accounting standards and other changes in the business environment, Chuo Mitsui will reinforce the skills of its specialized staff to underpin further development of accurate, fine-tuned consulting capabilities in such areas as securitization, real estate brokerage, effective property utilization, management trusts, and appraisals and evaluations.

In addition, with heightened demand for real estate investment products and services, particularly from institutional investors, the Bank is also working to enhance its asset management function while energetically promoting sales of product packages tailored to achieve client goals.

Balance of Securitized Real Estate



(Billions of yen)
1,600
1,200
800
400
0
499.3
704.2
1,008.6
1,485.4
2001
2002
2003
2004
(As of March 31)

Pension Trust and Securities Trust Businesses *Mitsui Asset*

Mitsui Asset will expand profits by demonstrating to the fullest extent possible the advantage of the expertise that underpins its asset management and consulting businesses and by energetically promoting high-value-added products attuned to clients' needs.

Mitsui Asset endeavors to augment traditional fund management products, such as stocks and bonds, that already enjoy a high reputation, with alternative investments, such as real estate-related products and hedge funds.

In addition, the Bank plans to make the most of progress in deregulation in 2004 to enter the field of investment advisory services and is actively tackling ways to attract new clients with such products as investment trusts for individuals.

Balance of Pension Assets under Management



Total
Employee pension funds, tax-qualified pension funds, new defined benefit pension funds
(Billions of yen)
7,000
5,250
3,500
1,750
0
6,484.7
6,124.1
6,429.2
6,086.8
6,679.7
6,338.5
6,756.2
6,417.7
2001
2002
2003
2004

(As of March 31)

Defined Contribution Pension Plans (Asset Administration Business)



Balance under administration
Number of participants
(Billions of yen)
(Thousands of people)
160
120
80
40
0
300
225
150
75
0
205
270
41.8
123.9
2003
2004

(As of March 31)

New Businesses

Mitsui Trust Financial Group will utilize its trust-banking know-how in such areas as alternative investments, sophisticated, value-added corporate financing, business matching and non-performing loan business, and will pursue every possible opportunity to derive profit from new businesses.

Alternative investments

Mitsui Asset is aggressively involved in alternative investments from the objective of fund management diversification, based on the prevailing trend toward securitization of real estate, debt and other holdings.

In September 2003, the Bank established the Credit Products Investment Department to spotlight investment in securitized products and a range of funds. As a result, the balance of alternative investments stood at about ¥350 billion as of March 31, 2004. Further efforts will be directed toward risk control and fine-tuned responses to various investment opportunities.

Sophisticated, high-value-added corporate financing

With subsidiary Chuo Mitsui Capital Co., Ltd., Chuo Mitsui will secure profit opportunities through investment banking services in the field of private equity—investment in promising unlisted companies—based on corporate information, such as mergers and acquisitions. In addition, the Bank will actively embrace other services, including debtor-in-possession (DIP) financing, which is connected to corporate revitalization.

Business matching

Through business matching, which provides management advice and support to corporate clients, Chuo Mitsui will act as the coordinator, introducing potential business partners and markets to our clients to boost profits.

In addition, the Bank is energetically working to promote ties with various companies to expand the channels handling its products and services, and will seek new profit opportunities through the provision of testamentary-related services, housing loans and other activities.



Real estate non-recourse loans (senior financing)
Diversification of asset management:
Mezzanine financing
Equity investment
Securitized debt products
Diversification of asset management:
Securitized products, credit derivatives, asset-backed securities
Fund investments, such as non-performing loans and corporate revitalization



Corporate needs
○ Corporate alliances
○ Business reorganization
○ Restructuring
○ Corporate revitalization
Services provided
○ Advisory services
○ Arrangement services
○ Leveraged loans, mezzanine financing, DIP financing
○ Corporate investments, including ventures

Examples of business matching:
- ○ Home construction and renovation
- ○ Home security
- ○ Employee welfare system outsourcing
- ○ Earthquake-tolerance testing of structures

Non-performing loan business

In October 2003, Chuo Mitsui established CMTB Total Servicing Co., Ltd., and implemented active development of services, such as consulting and due diligence—surveys related to debt collection under administration, debt acquisition, and appropriate assessment of debt.

In addition, the Bank seeks to secure a broad assortment of profit opportunities deriving from real estate brokerage services, real estate securitization services and financing, such as non-recourse loans.

Low-Cost Operating Structure

Thorough restructuring

Group personnel

As of March 31, 2004, the Group employed 5,236 people, down 785 from a year earlier. With this reduction, the Group has reduced its staff about 33%, from 7,852 employees as of March 31, 2000, when restructuring started in earnest. The goal is to reduce the number of employees to 4,250 by March 31, 2007.

Branch network

In its effort to create a more efficient branch network, Chuo Mitsui has been consolidating locations. During the fiscal year ended March 31, 2004, the Bank integrated four branches, bringing the network to 68 branches at year-end, compared with 166 branches as of March 31, 2000. With the planned consolidation of three locations in the fiscal year ending March 31, 2005, the network will reach a streamlined 65 locations.

Personnel



(Number of people)
8,000
6,000
4,000
2,000
0
7,852
7,362
6,787
6,021
5,236
4,850
4,500
4,250
2000
2002
2004
2005–2007
(Planned)
(As of March 31)

Note: Figure for 2000 is the combined total from Chuo Trust and Mitsui Trust. Figure for 2001 is from Chuo Mitsui alone. Figures for 2002 and beyond are the combined totals from Mitsui Trust Holdings, Chuo Mitsui and Mitsui Asset.

Branches



(Number of branches)
200
150
100
50
0
166
149
119
72
68
65
2000
2002
2004
2005
(Planned)
(As of March 31)

Note: Figure for 2000 is the combined total from Chuo Trust and Mitsui Trust. Figures for 2001 and beyond are from Chuo Mitsui alone.

Operating expenses

Without revisiting previous practices, the Group worked hard to shrink operating expenses and was rewarded with a 14%, or ¥21.4 billion, cut over the year ended March 31, 2003. This result brought operating expenses to two thirds of the amount—¥190 billion—posted in the year ended March 31, 2000.

The overhead ratio—the ratio of operating expenses to gross operating profit before trust account write-offs—dropped 3 percentage points from the previous year, to 41%. This marked a decrease of 13 percentage points from the 54% recorded in the year ended March 31, 2000.

Progress on groupwide project

As part of its ongoing commitment to improving the efficiency of business processes, the entire Group is pursuing the goals of the Business Process Reengineering Project, a radical reevaluation of existing business processes.

Operating Expenses and Overhead Ratio



Taxes
Non-personnel expenses
Personnel expenses
Overhead ratio
(Billions of yen)
(%)
200
150
100
50
0
60
50
40
30
20
190.0
178.4
163.6
149.4
128.0
122.0
54
52
50
44
41
38
96.0
92.8
87.4
76.1
67.9
63.0
87.0
77.7
69.6
67.4
55.4
53.0
2000
2001
2002
2003
2004
2005
(Planned)
(Years ended March 31)

Note: Figure for 2000 is the combined total from Chuo Trust and Mitsui Trust. Figure for 2001 is from Chuo Mitsui alone. Figures for 2002 and beyond are the combined totals from Chuo Mitsui and Mitsui Asset.

Status of Non-Performing Asset Write-Offs

*Figures are on a non-consolidated basis

- **Credit costs declined for the fifth consecutive year, to 32.2% of pre-provision profit.**
- **Non-performing assets based on the Financial Revitalization Law dropped for the second consecutive year, to less than half the amount of two years ago.**
- **The non-performing assets ratio fell for the second consecutive year, settling into the 4 percentile range.**
- **The balance of "other" special mention loans under normal claims fell to nearly half the balance recorded a year earlier.**

Chuo Mitsui has made the resolution of non-performing assets a management priority and is directing concerted efforts toward this task. Thanks to the Bank's ongoing efforts to accelerate processing of these assets, credit costs—the combined total of non-performing asset write-offs in the banking and trust accounts as well as transfer to the general reserve for possible loan losses—dropped 52.0% from fiscal 2002, to ¥58.3 billion in fiscal 2003. This achievement led to a fifth consecutive year of lower credit costs.

Pre-provision profit—derived by subtracting the combined total of non-performing asset write-offs in the trust account and transfer to the general reserve for possible loan losses from net operating profit—reached ¥181.2 billion, of which credit costs for banks under the Mitsui Trust Financial Group umbrella represented 32.2%.

Chuo Mitsui applied aggressive efforts to process non-performing assets, in accordance with guidelines stated in the Program for Financial Revival. This program, announced by the Financial Services Agency in October 2002, seeks to encourage major financial institutions to cut their respective non-performing assets ratios to about half by fiscal 2004. As a result of Chuo Mitsui's efforts, the balance of non-performing assets based on the Financial Revitalization Law—that is, claims under bankruptcy and virtual bankruptcy, claims under high risk and claims under close observation—in the banking and trust accounts amounted to ¥468.0 billion as of March 31, 2004, down 33.4% from a year earlier. This also marked a reduction of more than half, compared with the ¥956.9 billion recorded two years earlier.

Consequently, the non-performing assets ratio—that is, non-performing assets as a percentage of total assets, including normal claims, disclosed under the Financial Revitalization Law—was 4.9% as of March 31, 2004, down 2.1 percentage points from 7.0% as of March 31, 2003.

As part of its effort to maintain clear-cut disclosure of business information, Mitsui Trust Financial Group provides the balance of other special mention claims—derived by subtracting claims under close observation from all special mention claims—under normal claims. As of March 31, 2004, the balance stood at ¥527.4 billion, or 46.9% less than as of the end of March 2003.

Guided by an ongoing commitment to aggressively tackle non-performing asset write-offs, Chuo Mitsui expects to cut the prevailing non-performing assets ratio by more than half by March 31, 2005.

Credit Costs* and Pre-Provision Profit


Credit costs
Pre-provision profit
*(Combined total of non-performing asset write-offs in the banking and trust accounts as well as transfer to the general reserve for possible loan losses.)
(Billions of yen)
600
450
300
150
0
540.5
248.2
180.4
168.0
189.3
181.2
167.0
161.9
164.5
162.6
121.5
58.3
1999
2000
2001
2002
2003
2004
(Years ended March 31)

Note: The totals for the fiscal years ended March 31, 1999 and 2000, comprise figures from the former Chuo Trust, Mitsui Trust and Sakura Trust & Banking Co., Ltd.; the totals for the fiscal year ended March 31, 2001, comprise figures from Chuo Mitsui and Sakura Trust; the totals for the fiscal years ended March 31, 2002, and later comprise figures from Chuo Mitsui and Mitsui Asset.

Non-Performing Assets Based on the Financial Revitalization Law


(Combined totals from banking and trust accounts)
(Billions of yen)
1000
750
500
250
0
956.9
702.3
468.0
2002
2003
2004
(As of March 31)

Note: Figures are from Chuo Mitsui only.

Non-Performing Assets Ratio


(Combined totals from banking and trust accounts; Financial Revitalization Law basis)
(%)
10.0
7.5
5.0
2.5
0
9.2
7.0
4.9
2002
2003
2004
(As of March 31)

Note: Figures are from Chuo Mitsui only.

Balance of Other Special Mention Claims under Normal Claims


(Part of normal claims derived by subtracting claims under close observation from all special mention claims)
(Combined totals from banking and trust accounts; self-disclosed amounts)
(Billions of yen)
1,500
1,125
750
375
0
1,372.9
993.2
527.4
2002
2003
2004
(As of March 31)

Note: Figures are from Chuo Mitsui only.

Trimming the Stock Portfolio

- **Stock portfolio fell into range of Tier 1 capital as value squeezed by ¥427.7 billion.**
- **Continued tough stance on devaluations, plus stock market recovery, led to net unrealized gains on available-for-sale securities overall in the stock portfolio.**

Mitsui Trust Financial Group is working to streamline its stock portfolio to minimize the risk of fluctuating prices on stocks. In fiscal 2003, the Group utilized opportunities to sell stocks to the Banks' Shareholdings Purchase Corporation as well as the Bank of Japan, and squeezed total stockholdings by a value of ¥427.7 billion. As a result, at March 31, 2004, the acquisition cost (book value) of stockholdings was ¥535.4 billion, down 43.1% from a year earlier, and fell within the range of the Group's Tier I capital, at ¥559.1 billion.

Complemented by a recovery in stock prices, the Group's tough stance on devaluation led to a turnaround from fiscal 2002, with net unrealized gains of ¥21.9 billion on available-for-sale securities overall.

Regarding its bond portfolio, the Group will reduce rising interest rate risk, primarily by shrinking the balance and shortening the time to maturity.

Streamlined Stock Portfolio


Balance of stock portfolio (Acquisition cost base)
Tier I capital
Ratio of balance of stockholdings to Tier I capital
(Billions of yen)
(%)
1,600
1,200
800
400
0
300
240
180
120
60
1,291.6
236
547.8
273
940.9
344.9
535.4
559.1
96
2002
2003
2004
(As of March 31)

Note: Figures are from Mitsui Trust Financial Group on a consolidated basis.

Net Gain (Loss) on Available-for-Sale Securities


Total
Stocks
Bonds
Other
(Billions of yen)
200
100
0
-100
-200
12.9
(2.6)
(144.8)
(155.1)
2003
100.0
21.9
0.2
(78.3)
2004
(Years ended March 31)

Note: Figures are from Mitsui Trust Financial Group on a consolidated basis; "other available-for-sale securities" excludes securities held to maturity.

Deferred Tax Assets

- **Maintaining a conservative view toward taxable income, Mitsui Trust Financial Group booked deferred tax assets of ¥275.7 billion for fiscal 2003, down 19.5%.**

With a view to securing a healthier financial footing, Mitsui Trust Financial Group conservatively estimates taxable income, based on revenue projections of five years that address uncertainty in each of these future fiscal years, and uses these amounts to calculate deferred tax assets. Under this format, at March 31, 2004, combined deferred tax assets for Chuo Mitsui and Mitsui Asset came to ¥275.7 billion, down 19.5% year-on-year.

Pre-provision profit, an indicator of prevailing profitability for financial institutions, is used as a yardstick for measuring financial health and for determining conservative estimates of deferred tax assets. A comparison of pre-provision profit and deferred tax assets of the banks under the Group umbrella shows amplification moving downward—a positive sign—from 2.3 times in fiscal 2001 to 1.8 times in fiscal 2002, and then to 1.5 times in fiscal 2003.

Deferred Tax Assets and Pre-Provision Profit


Deferred tax assets
Pre-provision profit
Amplification
(Billions of yen)
(Amplification, times)
400
300
200
100
0
3.0
2.5
2.0
1.5
1.0
386.8
2.3
162.6
342.7
189.3
1.8
275.7
181.2
1.5
2002
2003
2004
(Years ended March 31)

Note: Combined totals from Chuo Mitsui and Mitsui Asset; deferred assets are for each fiscal year-end.

Basic Premise

Corporate governance hinges on two points. First, to ensure management transparency and impartiality as well as the strength and suitability of business activities to required tasks, Mitsui Trust Financial Group strives to clarify the scope of authority and responsibility assumed by senior management, including members of the Board. The Group has implemented a cross-check structure to facilitate this goal. Second, to respond swiftly to changes in the operating environment, the Group has implemented administrative and management structures that encourage greater organizational efficiency.

Functions and Responsibilities of Mitsui Trust Holdings

As subsidiaries under the Mitsui Trust Holdings umbrella, Chuo Mitsui and Mitsui Asset maintain operating structures that essentially facilitate the performance of their respective business activities. Meanwhile, Mitsui Trust Holdings, as a financial holding company established to oversee the operations and administration of its subsidiary banks, participates in the administrative aspects of Chuo Mitsui and Mitsui Asset.

The four functions of Mitsui Trust Holdings are described below.

(1) Formulate Group management strategy

Mitsui Trust Holdings coordinates divisional strategies for the two trust banks under its umbrella and prepares plans to maximize groupwide profits and shareholder value.

(2) Monitor administration of business activities

While responsibility for the administration of respective business activities lies with each subsidiary bank, Mitsui Trust Holdings monitors the status of operations to ensure these activities are consistent with Group strategies.

(3) Allocate management resources

Mitsui Trust Holdings allocates management resources for the Group, such as personnel, budgets, investment in systems and the application of funds, and tracks the use of these management resources at each bank.

(4) Supervise risk management and internal controls

Mitsui Trust Holdings formulates basic policy on risk management and internal controls for the Group as a whole and undertakes related assessments, including verification of risk management efforts at each bank.


General Meeting of Shareholders
Mitsui Trust Holdings
Corporate Auditors
Board of Corporate Auditors
Board of Directors
Advisory Board
Executive Committee
Management Planning Division
Risk Management Division
Internal Auditing Division
Planning Group management strategies
◦ Administration and execution of business activities
◦ Allocation of management resources
Monitoring risk management status
Overseeing internal audits
Chuo Mitsui
Mitsui Asset



Deputy President	Managing Director	Chairman and President	Managing Director	Senior Managing Director
Kazuo Tanabe	Jun Okuno	Kiichiro Furusawa	Itaru Masuda	Tadashi Kawai

Underpinning Cross-Check Capacity, Management Transparency

The Board of Directors at Mitsui Trust Holdings consists of five people who determine material issues, including basic policy on business administration for the holding company and the Group as a whole, and monitor the execution of business activities. In addition, directors of Mitsui Trust Holdings who are concurrently directors at subsidiary banks ensure effective implementation of business strategies for the Group. The full-time managing director at Mitsui Trust Holdings oversees such functions as internal auditing and acts as the linchpin for cross-checks between the holding company and its subsidiary banks.

Of the five corporate auditors at Mitsui Trust Holdings, one is a full-time auditor, while the other four hold concurrent positions as auditors at Chuo Mitsui or Mitsui Asset. These four auditors audit the operations of subsidiary banks and utilize the results to implement appropriate audits of the holding company. They also function in a cross-check capacity, confirming conclusions made by the full-time auditor. Two of the auditors with dual responsibilities are external auditors.

Mitsui Trust Holdings also relies on its Advisory Board, a collection of outside experts who extend advice on all aspects of business.

Through these structures, Mitsui Trust Holdings not only guarantees management transparency and the soundness of business activities but also expedites decision-making processes concerning operations.

Utilizing Trust—Lending a Hand for the Public Good

Mitsui Trust Financial Group strives to demonstrate the true spirit of trust that imbues a trust bank and energetically pursues activities for the public good.

The former Chuo Trust and Mitsui Trust both played leading roles in the development of charitable-trust and related operations that met the diversifying needs of clients. Today, the Group strives to expand this business. Concerted efforts have led to 140 trusts under Chuo Mitsui's administration, worth a total of ¥14.3 billion and representing a top-ranked balance of trust assets.

Through a charitable trust structure, individuals, companies and other organizations entrust property to a trust bank, which administers and manages these assets for the public good. The function is similar to that of a public service corporation, such as a foundation, but charitable trusts are less expensive to maintain and facilitate flexible, efficient use of funds. Moreover, charitable trusts satisfying certain criteria are eligible for incentives, including reduced income and inheritance taxes.

In addition, the name of the charitable trust can include the name of the asset provider, so the generosity of contributing to public interests will be remembered favorably for some time to come.

Types of charitable trusts

- Scholarships
- Promotion of educational activities
- Promotion of art and culture
- Protection of the natural environment
- Promotion of international cooperation, international exchange
- Town-building projects
- Academic research
- Social welfare projects

○ Charitable Trust Structure (Chuo Mitsui)


Assistant project executive
Office administration
Trust asset administration
Management committee
7. Provides counsel on major items regarding management of charitable trusts
Trustor
1. Consultation
4. Establishment of charitable trust
Trustee
(Chuo Mitsui)
8. Payment of funds
Recipient of funds
Recipient of funds
Recipient of funds
Recipient of funds
(Beneficiary)
2. Application
3. Approval
Competent authorities
Trust administrator
5. Audit
6. Represents beneficiaries' interests; agrees on and approves major items

Social Contribution Activities Undertaken as Part of the Mitsui Public Relations Committee

Mitsui Trust Financial Group is a member of the Mitsui Public Relations Committee, which comprises 25 Mitsui Group companies. Through a range of cultural and public relations campaigns, we promote international exchange and revitalize regional districts. We also strive to contribute to the prosperity and general welfare of the communities in which we work.



http://www.mitsuipr.com/english/index.html

Activities of the Mitsui Public Relations Committee

- Friendship concerts (in support of music)
- Mitsui Golden Glove Award (in support of sports)
- Mitsui Illustrated (PR activities)

Contributing to the Community, Cultural Exchange

Chuo Mitsui's head office is located in Minato-ku, a district of Tokyo that is home to the embassies of many countries. As part of its contribution to the local community, the Bank uses the head office lobby as a space for displays that introduce a wide range of cultural aspects from different areas of the world to clients and other visitors to the building.

In fiscal 2003, the lobby was used to show panels on the theme "Finland: Today and Tomorrow" and for an exhibit of paintings by Lithuanian artists. Chuo Mitsui plans to continue this effort and will utilize these events to contribute to the community and foster cultural exchange.

Support for Environmental Conservation

Symphony Nature Protection Trust and *Human* Philanthropic Trust

Climate change, acid rain, pollution and waste, depletion of the ozone layer and other environmental problems become more ominous with each passing year. Against this backdrop, a trend is rapidly gaining strength among individuals and corporate citizens to preserve the natural environments to which they have a strong connection.

Chuo Mitsui handles *Symphony*, a nature protection trust for which dividends generated on funds donated by clients in money trusts to protect nature help the Nature Conservation Society of Japan undertake its activities. The Bank also handles *Human*, a philanthropic trust that applies dividends to society and the environment and allows contributors to choose the Foundation for Earth Environment as the recipient of these dividends.

○ Structure of *Symphony* Nature Protection Trust



Chuo Mitsui (Trustee)
1. Establish trust
3. Issue principal
Individual, Corporation (Beneficiary/Beneficiary of Principal)
2. Issue dividends
Nature Conservation Society of Japan (Beneficiary of Dividends)

Environment-Friendly Head Office

Chuo Mitsui's new head office in Tokyo was completed in October 2000. The project was an environment-friendly effort right from the design stage and a fundamental goal was to construct a resource-conserving, energy-efficient building. Consequently, the new head office is equipped with several novel systems, including intermediate water installation, which reuses wastewater from miscellaneous sources for toilet cleaning, and an ice and water accumulation heating system that enables daytime air conditioning with electricity accumulated at night and contributes to a leveling out of electricity costs.

We are also encouraging recycling efforts and effective use of resources. To this end, we implemented a sort-and-collect system that separates office waste into eight groups, including newspapers, magazines, office paper and vinyl and plastic.

Corporate Social Responsibility

The public has become increasingly interested in corporate social responsibility (CSR), specifically management transparency and the execution of business activities in line with legal requirements and social obligations. Everyone at Mitsui Trust Financial Group is working toward a deeper understanding of CSR and more comprehensive efforts to fulfill these obligations.

The Group is applying the CSR perspective to every aspect of its activities, from compliance, corporate governance and responsibility for disclosure, to individual rights, equal employment opportunities, contribution to society and environmental conservation.

For its part, Mitsui Asset seeks to contribute to a greater acceptance of CSR through socially responsible investment (SRI) funds.

Mitsui Trust Financial Group is well aware that CSR hinges on respect for the input of everyone with a stake in its operations, including clients, shareholders, business partners, regional communities and employees, as well as responding to input in good faith. This interaction between the Group and its stakeholders will lead to improved corporate value and sustained growth and will enable the Group to fulfill its responsibilities as a solid member of society. The Group will therefore continue to energetically pursue efforts to enhance CSR.

Evaluation of Mitsui Trust Holdings' Stock

Mitsui Trust Financial Group directs concerted efforts toward improving returns for shareholders and building strong bonds of trust with clients. As a result, the price of Mitsui Trust Holdings' stock showed excellent movement in the previous fiscal year. The Group will continue to promote creativity in its activities, hinging on the trust business, to elevate shareholder value and corporate value for the whole group.

Changes in Mitsui Trust Holdings' Stock Price


(Stock price and TOPIX set at 100, as of January 31, 2002)
Mitsui Trust Holdings
TOPIX
Stock price at ¥719, as of March 31, 2004
500
400
300
200
100
0
Stock price at ¥145, as of January 31, 2002
February 2002
March 2003
March 2004

High Evaluation from Domestic and Foreign Investors

Mitsui Trust Holdings has sought to obtain and keep an appropriate value for its stock, following the unwinding of cross-shareholdings, and consistently pursues resourceful investor relations activities aimed at institutional investors at home and abroad. As a result, foreign investors and domestic trust banks comprised 39% of the Company's shareholder base, up 21 percentage points from a year earlier.

Mitsui Trust Holdings' Shareholder Base


Domestic companies, other
Foreign investors
Domestic trust banks
(%)
100
75
50
25
0
88
2
10
82
3
15
61
15
24
2002
2003
2004
(As of March 31)

Establishment of Strategic Subsidiaries

Mitsui Trust Financial Group welcomed two newly established strategic subsidiaries under its umbrella that will help expand profitability and reinforce the Group's financial footing.

CMTB Total Servicing

Chuo Mitsui established CMTB Total Servicing in October 2003 to engage in the non-performing loan business. Drawing on Mitsui Trust Financial Group's accumulated expertise in securitization, negotiations, real estate management and loan servicing methods, the new company is actively pursuing the development of services, such as debt collection under administration, debt acquisition, due diligence and consulting related to appropriate assessment of debt.

In addition, the Bank seeks to capitalize on a broad assortment of business opportunities deriving from real estate brokerage services, real estate securitization services, and financing, such as non-recourse loans, and thereby contribute to expanded profits for the Mitsui Trust Financial Group.

CMTB Equity Investments

Chuo Mitsui established CMTB Equity Investments in September 2003 to undertake management and administration of the Group's stock portfolio. Through intensive, efficient administration of stockholdings and the use of various hedging instruments, the subsidiary will work to minimize the risk of price fluctuations on the Group's stock portfolio as expediently possible.

Settlement Reached with Tokyo Metropolitan Government

Chuo Mitsui and Mitsui Asset reached a settlement with the Tokyo Metropolitan Government and the Governor of Tokyo on a case being heard at the Supreme Court regarding an ordinance that imposes enterprise taxes through external standards on large banks in Tokyo.

On completion of the settlement, Chuo Mitsui received about ¥8.1 billion in tax refunds, while Mitsui Asset received about ¥0.7 billion. Each bank recorded these amounts as extraordinary gains for fiscal 2003.

Partial Securitization of Mortgage Claims

The housing loan business is a key one for Chuo Mitsui. Through the origination of loans worth between ¥400 billion and ¥500 billion per year over the past few years, the balance of housing loans now stands at about ¥2 trillion yen. The domestic housing loan securitization market has rapidly taken shape against a backdrop of wider investment interests.

With this situation in mind, Chuo Mitsui undertook preparations for housing loan securitization and executed a scheme worth ¥180 billion in March 2004.

Name:	Chuo Mitsui Trust Bank Residential Mortgage Loan Receivables Trust No. 1
Issuing amount:	¥180 billion
Rating:	Aaa from Moody's Investment Service
Issuing date:	March 29, 2004
Trustee/servicer:	The Chuo Mitsui Trust and Banking Co., Ltd.
Trustee:	Mitsui Asset Trust and Banking Co., Ltd.

Mitsui Trust Financial Group History

March 1924	Mitsui Trust Company established as Japan's first trust company, based on the Trust Business Act, with capital of ¥30 million. Business commenced the following month.
May 1962	Chuo Trust and Banking Company, Limited, established with capital of ¥2.5 billion. Business commenced in August.
December 1995	Sakura Trust & Banking Co., Ltd., the predecessor of Mitsui Asset Trust and Banking Company, Limited, established with capital of ¥10 billion.
November 1998	Chuo Trust assumes the Honshu-based operations of The Hokkaido Takushoku Bank, Limited.
April 2000	Chuo Trust and Mitsui Trust merge into The Chuo Mitsui Trust and Banking Company, Limited.
June 2001	Chuo Mitsui acquires all equity held by Sumitomo Mitsui Banking Corporation in Sakura Trust.
February 2002	Mitsui Trust Holdings, Inc., established with capital of ¥260 billion, and Chuo Mitsui and Mitsui Asset (formerly Sakura Trust) become wholly owned subsidiaries.
March 2002	Through a company split, Chuo Mitsui transfers pension trust and securities trust departments to Mitsui Asset. Mitsui Trust Holdings issues preferred securities, worth ¥57.1 billion, through an overseas special purpose company to raise capital.
March/April 2002	Mitsui Asset accepts capital from external sources, lowering Mitsui Trust Holdings' equity stake in the bank to 84.4%.
September 2002	Mitsui Trust Holdings takes a 33.3% equity position in Japan Trustee Services Bank, Ltd., with investment of ¥17.0 billion.
March 2003	Mitsui Trust Holdings issues preferred securities, worth ¥30.0 billion, through an overseas special purpose company to raise capital.
March 2004	Mitsui Trust Holdings issues preferred securities, worth ¥10.0 billion, through an overseas special purpose company to raise capital.

Disclosure Policy

Financial institutions have a social responsibility and a public mission to uphold. Well aware of the importance of this task, Mitsui Trust Financial Group carries out effective disclosure of business data to elicit greater confidence from investors and shareholders.

Mitsui Trust Holdings prioritizes a high level of management transparency. This basic principle guides the Company in providing timely, fair and unembellished information on the activities of the entire Group.

Mitsui Trust Holdings utilizes the Internet to disclose a wide range of investor relations information. For example, the Company's web site includes a page where materials prepared for investor information meetings as well as an audiovisual presentation of the actual information meeting for domestic institutional investors can be accessed. The Company provides English translations of the materials and audiovisual presentations as well.

Chuo Mitsui and Mitsui Asset also maintain web sites, through which each bank releases a wide range of information about products and services.

Mitsui Trust Holdings and its two subsidiary banks will continue to provide clients and shareholders with various disclosure materials to promote a deeper understanding of Mitsui Trust Financial Group.


English
English
English Web Site
http://www.mitsuitrust-fg.co.jp/english/

A Word From the President



Chuo Mitsui is the trust banking arm of Mitsui Trust Financial Group and focuses on retail trust business, banking business, stock transfer agency services and real estate operations.

We draw on a broad spectrum of know-how and specialization accumulated over the years as a member of the trust banking community to resourcefully extend a diverse range of high-quality products and services through consultations suited to clients' needs.

In the area of services for individuals, we are concentrating on housing loans and sales of investment trusts and variable annuities, and are also directing concerted efforts into testamentary and real estate-related activities that demonstrate our unique financial function as a trust bank.

Meanwhile, in the area of services for corporate clients, our financing business spotlights asset finance services, such as real estate non-recourse loans, for which our balance is top-class among domestic financial institutions. We also actively promote services for real estate brokerage, real estate securitization and J-REITs. In addition, we seek to sustain and further expand our client base by providing superlative stock transfer agency services, such as support for clients seeking to initiate online general shareholders' meetings and those in need of legal consultation and advice on investor relations.

As part of Mitsui Trust Financial Group, we know the value that unshakable bonds of trust brings to overall success, and we will strive to reinforce these ties still further. On behalf of the Board, I ask for your continued understanding and support of our efforts.

August 2004



Kazuo Tanabe
President

Business Outline

Chuo Mitsui extends high-quality, high-value-added services to retail and corporate clients as a member of Mitsui Trust Financial Group.

Individual Services	Corporate Services		
	Financial Services	**Stock Transfer Agency Services**	**Real Estate Operations**
• Provide trust and deposit products • Sell investment trusts and variable annuities • Offer loans to individuals • Facilitate the utilization of real estate • Extend testamentary trust and inheritance-processing services	• Present diverse financing techniques • Extend services to help clients improve corporate value • Promote employee welfare support services • Offer fund management products	• Provide stock-related services • Render legal services • Run systems for electronic shareholders' meetings • Administer support for initial public offerings (IPOs) • Offer services to support investor relations activities	• Undertake brokerage of properties • Securitize property holdings • Perform appraisals • Suggest methods for the effective utilization of real estate

Individual Services

External Environment, Clients' Needs	Specific Actions, Services
1 Demand for accurate, goal-oriented fund management is rising amid a low interest rate environment.	**A Provide a wide array of products and services geared to clients' needs.**
2 A growing need for the effective utilization of assets and smooth transfer of inheritance to the next generation has emerged in line with such social changes as the aging of society.	**B Apply know-how on asset utilization through high-level consultations.**
3 The market is increasingly on the lookout for financial institutions with highly convenient products and services well-suited to today's diversifying lifestyles.	**C Enrich the network through such measures as distinctive branch development.**

Products and Services to Meet Clients' Needs

Among the Industry's Highest Fund Balances

Chuo Mitsui offers a wide selection of savings products, from typical trust products to deposit products, each matched to the asset formation needs of clients. With this range of products, the Bank has obtained one of the highest fund balances among dedicated trust banks in Japan as well as the leading balance for asset formation trusts in the domestic trust banking industry.

Best Quality, a members-only service, grants eligible clients special interest rates—higher on deposits and lower on loans—as well as reduced fees for safe-deposit boxes and custody of wills. Efforts to make the service even better include a wider scope of eligibility that covers an entire household, rather than just a specific individual within that household.

Top Tier of the Industry in Sales of Investment Trusts and Variable Annuities

Chuo Mitsui handles a rich variety of investment trusts and variable annuities geared to client needs and complements these funds with expanded access to accurate, high-quality consultations. Through these efforts, the Bank has achieved a top-tier position among domestic financial institutions, with one of the industry's highest balances of sales of investment trusts as well as variable annuities.

No. 1 Trust Bank in Loans to Individuals

Chuo Mitsui maintains an extensive assortment of loan products, from financing for newly built homes and homes that owners buy upon selling their old dwellings, to refinancing schemes, all tailored to the requirements of each client. Clients may discuss financing options at a branch counter or access information online through our Housing Loan Net Answer Service.

With a balance of ¥2,712.2 billion in loans to individuals as of March 31, 2004, Chuo Mitsui lays claim the No.1 position among Japanese trust banks in this loan category.

Balance of Loans to Individuals



Balance of loans to individuals (Before securitization)
Housing loans
(Billions of yen)
3,000
2,250
1,500
750
0
2,229.5
1,317.1
2,330.1
1,517.9
2,534.7
1,784.4
2,712.2
2,550.4
(After securitization)
2,055.8
1,894.0
(After securitization)
2001
2002
2003
2004
(As of March 31)

Note: On an internal accounting basis

High-Level Consultations: Conduit of Know-How on Asset Utilization

Capitalizing on Real Estate

To make the most out of real estate holdings, clients need access to broad-based knowledge, from land appraisals to the formation of project plans and financing schemes. As a financial expert, Chuo Mitsui can help with its wide selection of specialized consulting services, including suggestions for fully utilizing real estate, advice on property sales and replacement, and a notable fund procurement instrument that uses building and apartment loans to obtain the funds needed to fully capitalize on a property's potential.

The Bank and subsidiary Chuo Mitsui Realty Co., Ltd., also present a wealth of information about properties on the market to facilitate clients' efforts to purchase or sell a home.

Testamentary Trusts, Testamentary Processing

The drafting of a will is the most reliable way for a person to ensure that precious or hard-earned assets are transferred smoothly to the specified beneficiaries or to allocate a certain portion of the assets to a particularly deserving individual or charity.

Chuo Mitsui's comprehensive view of testamentary-related business covers all angles, including taxation and legal considerations. The Bank utilizes the expertise only a trust bank can acquire to extend pertinent advice on the preparation of wills for expeditious transfer of wealth. We also offer subsequent assistance, such as keeping wills in custody and acting as executor to guarantee accurate distribution of assets according to the stated wishes of the deceased.

In addition, we accept requests on behalf of heirs when a will does not exist. These inheritance-related procedures include examining the components of an estate and transferring title to the respective heirs.

Recent social developments, such as an ever-increasing ratio of senior citizens in the population and a greater inclination toward a nuclear family-type household, as well as the implementation of an adult guardian system, have spurred greater interest in administering and protecting the assets of older people. In April 2004, Chuo Mitsui began handling a trust product that addresses this need with tailor-made responses to each clients' requirements and gives beneficiaries peace of mind.

The Bank also concluded an agreement with the Legal-Support Adult Guardian Center pertaining to advice on and use of the adult guardian system to deal with requests from clients seeking details about the system.

Number of Wills in Custody


(Number)
8,000
6,000
4,000
2,000
0
6,342
6,880
7,389
7,938
2001
2002
2003
2004
(As of March 31)

Varied Network with Distinctive Branches

As of July 2004, Chuo Mitsui's network included 70 branches—67 regular branches and three sub-branches—as well as 17 *Consulplaza* in-store mini-branches, which specialize in consultations, and the Client Support Center, which responds to clients who ask for assistance by mail or telephone because they find it difficult to visit a branch.

Three of our *Consulplaza* locations—Shinjuku Nishiguchi, Yokohama-eki Nishiguchi and Umeda—were previously operated as *Investment Trust Centers*, focusing on investment trusts. We decided these centers would serve clients better under the *Consulplaza* banner by providing a more comprehensive array of consulting services extending beyond investment trusts to such areas as loans, real estate, asset management and testamentary and inheritance issues.

Chuo Mitsui also offers Internet and telephone banking services. Through the Internet, clients can execute several financial tasks, such as buying or selling units in investment trusts or pinning down exact answers to asset management questions. Through the telephone, clients can make adjustments to investment trusts and other trusts and deposits, send remittances and check on account balances.

In addition, clients can use their Chuo Mitsui client cards to make deposits and withdrawals on ordinary deposit accounts or other accounts at automated teller machines and cash dispensers installed at post offices throughout the country. Generally, such transactions are free of charge, but a fixed fee applies to withdrawals executed outside of regular business hours.

Financial Services

External Environment, Clients' Needs

1. **Increasingly diversified, high-level techniques are becoming available to clients for procuring funds.**
2. **Clients are working to improve corporate value.**
3. **Clients are making greater use of corporate financing options.**
4. **Deregulation has expanded options in business support services.**
5. **Demand for ways to manage surplus funds is growing.**

Specific Actions, Services

- **A Make a broad range of financing available through such opportunities as real estate asset finance.**
- **B Offer solutions geared to enhanced corporate value.**
- **C Tackle investment banking services.**
- **D Expand access channels to broaden the existing network.**
- **E Present an extensive selection of fund management products geared to prevailing fund management needs.**

Real Estate Asset Finance Widens Fund Supply

Asset finance has attracted attention as a fund-raising method that underlines the value of assets and their respective profitability. In particular, securitization of real estate (which utilizes real estate-managed trusts and special purpose companies) and real estate asset finance (such as non-recourse loans) extends beyond the securitization of existing properties to a wide range of applications, including new acquisitions of buildings, warehouses and other structures, development of condominiums and shopping facilities, and participation in real estate investment projects.

Chuo Mitsui draws on a wealth of experience and know-how accumulated over many years in funding and real estate operations to provide financial products fine-tuned to the needs of corporate clients.

Balance of Real Estate Asset Finance


(Billions of yen)
900
675
450
225
0
204.2
352.0
464.0
823.2
2001
2002
2003
2004
(As of March 31)

Solutions Geared to Higher Corporate Value

For clients seeking to raise corporate value through a selection and concentration of business activities, Chuo Mitsui offers advice in such areas as the formation of financial strategies and the establishment of corporate administration and management structures. The Bank also advises on such procedures as determining the value of operating divisions and subsidiaries and mediating mergers and acquisitions, and utilizes internal and external networks to provide various solutions geared to the needs of corporate clients.

Investment Banking Services

Working with subsidiary Chuo Mitsui Capital, Chuo Mitsui invests in excellent venture businesses in growth fields and supports these companies' development toward achieving a public listing.

We also provide investment banking services for private equity, including leverage financing, which is applied to investment financing for management buyouts that pave the way to operational independence and business establishment.

In the area of non-performing loan business, we respond to a full range of investment financing needs, including DIP financing for companies seeking to reconstruct operations under insolvency procedures aimed at getting a business back on its corporate feet. In addition, in October 2003 we established a servicer—CMTB Total Servicing—that draws on the know-how and trust of the Group to offer a comprehensive array of services pertaining to the purchase of non-performing assets and the administration and collection of debt.

Expanding Access Channels to Broaden the Existing Network

Taking advantage of recent deregulation to pursue alliances with companies, Chuo Mitsui is expanding the channels that handle its products and services and is energetically upgrading various aspects of business, including testamentary-related services and housing loans.

Using its broad-based network, the Bank will also undertake business matching, which introduces clients to potential business partners that can enlarge marketing routes and provide outsourcing assistance. Another area of endeavor is business support services, focusing on advice for business succession, where Chuo Mitsui can fully demonstrate its trust-banking function.

Extensive Selection of Fund Management Products

Chuo Mitsui handles a wide assortment of deposit products, from various liquid deposits and time deposits to deposit products that incorporate a derivative effect.

The Bank's line of trust products features fund trusts, specified money trusts (*tokkin*), money trusts other than *tokkin*, and individually operated designated money trusts for securities investments. It also features trust beneficiary rights derived through debt securitization and for which higher returns can be assumed, commensurate with the higher risk involved.

In the area of investment trusts, Chuo Mitsui also maintains one of the most diverse selections of products in Japan. The varied content parallels the investment needs of clients.



Stock Transfer Agency Services

External Environment, Clients' Needs

1. **Companies are faced with ever more complicated stock-related processing due to revised legislation.**
2. **Demand for individual investor services is rising throughout Japan.**
3. **A successful stock listing increasingly requires resourceful support.**
4. **A growing need for support parallels aggressive expansion in corporate investor relations activities.**

Specific Actions, Services

- **A Designate staff to develop legal services and state-of-the-art systems.**
- **B Utilize telephone and online access to enrich services for shareholders.**
- **C Apply consultation expertise to create a total support system for initial public offerings (IPOs).**
- **D Provide investor relations support services, including the creation of real shareholder data for domestic institutional investors.**

Stock Transfer Agency Services

Stock transfer agency services go beyond processing transfers of title and maintaining shareholder lists on behalf of stock-issuing clients to the swift and accurate execution of a multifaceted array of services. These range from annual tasks, such as mailing out voting notices and invitations to general shareholders' meetings and calculating and distributing dividends, to stock-related activities, such as recapitalization, stock splits and transfer of shares, all done in accordance with legal and taxation rules.

Expertise in Legal Services, System Development

Strict legal rules govern stock transfer agency services, and repeated revisions of the Commercial Code and the Securities and Exchange Law in the last few years have emphasized the importance of speedy responses to new developments.

To effectively address legislative and structural amendments, Chuo Mitsui delivers timely explanations on various stock-related issues through such means as lectures and specialized publications, including *Shoken Daiko News* ("Stock Transfer Agency News") and *Shoken Daiko Kenkyu* ("Stock Transfer Agency Studies").

The Bank also enjoys a solid reputation in the industry for practical legal services, backed by a staff of experienced professionals and substantiated by the best results of any stock transfer agent.

In addition, we consistently upgrade our operations with state-of-the-art systems to facilitate fast and accurate processing of high-volume stock-related procedures.

Chuo Mitsui's Online System for Shareholders' General Meetings reduces the need for paper invitations and notices regarding such meetings. Instead, this content can be sent by e-mail to addresses on record for shareholders of stock-issuing companies that have adopted the online format for their respective meetings. The system also enables shareholders to exercise their voting rights online from computer, mobile phone or other Internet connection, anytime during the day or night, up until the day before the meeting. We are dramatically enhancing services for issuing companies and their shareholders in several ways, including a better sign-in system that expedites sign-in procedures on the day of the meeting.

The high level of security maintained by our Online System for Shareholders' General Meetings was officially recognized—a first in the stock transfer agency business—both internationally, for satisfying the international information security management system (ISMS) criteria of British Standard (BS) 7799-2, and in Japan, based on the ISMS Conformity Assessment System.

Information Security Management System

BS7799-2 is a British standard that has become the de facto, internationally accepted ISMS standard. The ISMS Conformity Assessment System is a qualification structure that Japan Information Processing Development Corporation created based on BS7799-2.

An ISMS is a systematic approach to managing sensitive company information that encompasses technological measures to counter specific concerns as well as the necessary security levels, treatment plans and resource allocation determined through a risk assessment of the organization.

The desired goal of an ISMS is to maintain a good balance concerning the confidentiality, integrity and availability of information held by an organization and to further improve this equilibrium.

Enhanced Shareholder Services

Chuo Mitsui strives to make its services convenient for shareholders to access. Shareholders may visit any one of many reception counters at branch and service outlets nationwide or contact us through our toll-free, 24-hour automated voice mail system, which takes requests for various forms. We also list descriptions of stock-related services on our web site.

Ideal Support System for IPOs

Support for businesses seeking to list on a stock exchange for the first time hinges on practical advice from professionals specializing in IPOs, and Chuo Mitsui's capabilities have cemented its vanguard position in the industry. Fiscal 2003 saw continued achievements, including assistance to 17 companies that completed IPOs.

Helping Clients with Investor Relations Activities

In April 2003, Chuo Mitsui established the IR Support Office, a section dedicated to investor relations, to provide broad-based support to our clients.

We endeavor to meet diversifying requirements with quick and accurate responses to the constantly changing market environment. Our efforts include analyses that give corporate clients data on beneficial owners and investment managers not listed on the shareholder registry. In addition, we perform foreign shareholder analyses, which have acquired greater importance given the yearly rise in foreign representation on the shareholder lists of domestic companies.

○ Japanese Shareholder Identification Program



Beneficial owners
Investment managers
Trust administration
Stock transfer agency
Shareholder list
Pension funds
Investment trusts
Trust bank ○○
Asset management * *
(Investment advisory company)
Master Trust △△
Chuo Mitsui
Shareholder's name
Master trust △△
Only master trust is listed in the shareholders' list
New Service
Beneficial owners and investment managers are listed in the new service
Shareholders: Master trust △△
Investment managers: Trust bank ○○
Beneficial owners: Pension fund □□

Real Estate Operations

External Environment, Clients' Needs

1. **Clients require help to improve their financial footing and deal with new corporate accounting standards.**
2. **Demand for J-REITs and private funds has suddenly soared.**
3. **Institutional investors are becoming increasingly interested in the real estate market.**

Specific Actions, Services

- A **Draw on the comprehensive skills of real estate professionals to reinforce consultation capabilities.**
- B **Aggressively expand fund-related business.**
- C **Fulfill investment needs with pertinent real estate investment consultations.**

Specialization Underpins Strong Consultation Capabilities

Applying knowledge gained over many years in the real estate business, Chuo Mitsui strives to provide comprehensive consultations from various starting points. These include the brokerage and securitization of properties, proposals for the effective utilization of real estate, and appraisals and evaluations, allowing the Bank to customize financing solutions to corporate clients' needs.

Real Estate Brokerage

Our seasoned professionals boast solid experience and expertise in various real estate-related matters, including taxation and law. They respond with fine-tuned precision to the property sales and purchasing needs of corporate clients and take on everything from structural surveys to the preparation of transfers of ownership.

Through Chuo Mitsui Realty, a key brokerage affiliate, we also help individuals in the purchase or sale of a home.

Real Estate Securitization

Corporate clients are increasingly eager to exercise the expedient financing options accorded by real estate securitization, particularly to improve their balance sheet, preserve diversity in fund procurement methods and respond appropriately to new corporate accounting standards.

Chuo Mitsui has a large number of professionals on staff, including real estate appraisers, whose skills are complemented by reliable outside experts, such as lawyers and certified public accountants. Together, these people cement our capacity to form a real estate securitization scheme perfectly suited to each client's situation.

Effective Property Utilization

Our specialists make full use of our years of real estate development and management know-how to extend advice on proposals for generating revenues from or simply making better use of old buildings and facilities and idle land.

Real Estate Appraisals

The need to pinpoint the value of real estate has acquired much greater significance than in the past because of trends toward corporate reorganization and the introduction of impairment accounting. Chuo Mitsui sends experienced real estate appraisers to properties to execute detailed surveys reflecting the real estate appraisal needs of each client.

Balance of Securitized Real Estate


(Billions of yen)
1,600
1,200
800
400
0
499.3
704.2
1,008.6
1,485.4
2001
2002
2003
2004
(As of March 31)

Expanding Fund-Related Business

In a business climate characterized by increased demand for asset reduction and recombination through the securitization of real estate, a wider market for J-REITs and the diversifying needs of investors, the formation of private funds is brisk. Chuo Mitsui is energetically pursuing business opportunities related to these funds.

Real Estate-Managed Trusts

The formation of real estate securitization schemes and real estate funds almost always includes the establishment of trusts to administer the respective property. Chuo Mitsui draws from a deep well of proven results and know-how to create securitization schemes matched to user requirements and augments this ability with high-quality administration services for real estate-managed trusts.

Handling Administrative Tasks for J-REITs

Article 111 of Japan's Investment Trust Law stipulates that J-REIT investment companies must outsource to trust banks or other financial institutions such general office work as the creation of accounting books and procedures related to transfers of title on investment units and investment corporation debt. Chuo Mitsui undertakes these duties on behalf of numerous J-REIT investment companies, including Premiere Reit Advisors Co., Ltd.

Ideal Real Estate Investment Consultations

A difficult fund management environment has prompted greater interest in the potential of revenue-generating real estate, namely real estate that generates cash flow, and spurred demand for help from experts in acquiring and operating such properties.

To effectively address this situation, Chuo Mitsui established a dedicated team—the Real Estate Investment Advisory Department—in May 2002. The Bank has since implemented various measures, including registration of this department as a general real estate investment advisory in October 2002, to ensure a thorough response to clients' requests and enrich the content of its consultations.

J-REIT

Complementing its custody of assets for Office Building Fund of Japan, Inc., an investment company affiliated with Mitsui Fudosan Co., Ltd., Chuo Mitsui joined Ken Corporation Ltd. and other companies in the establishment of Premiere Reit Advisors, a real estate investment trust that listed its investment units on the Tokyo Stock Exchange in September 2002.

○ J-REIT Structure—A Scheme Utilizing Investment Companies



Real estate industry
Fund application in the market
Investment company
Investors
Real property
Investment company bonds
Management company
Assets entrusted for management
Trust beneficiary certificates
Loans
Financial institutions
Investment units
Stock transfer agency
Custody company
Contract for custody of assets
J-REIT market
General office work provider
General office work outsourcing
Investors
Investors
Investors
Investors

○ Real Estate Securitization Scheme Using Trust Function



Originator (Trustor/initial beneficiary)
1. Real estate trust
2. Trust beneficiary rights
Chuo Mitsui Trust (Trustee)
6. Lease
7. Rent payment
Tenant
5. Payment
3. Sale of trust beneficiary rights
8. Trust dividends
Special purpose company (Trust beneficiary)
4. Non-recourse loan
Financial institution
or
4. Corporate bond or loan
Investor
Bond management company



Mitsui Asset

A Word from the President



Within Mitsui Trust Financial Group, Mitsui Asset complements the activities of Chuo Mitsui with a focus on trust asset management and administration as well as pension management services.

We seek to provide the most suitable plans and high-quality services by accurately identifying the increasingly diverse and high-level needs of clients and fully demonstrating a range of skills and know-how that meet those needs.

Our highly specialized capabilities underpin fund management products of excellent quality in the area of trust asset management. We offer a wide spectrum of services, from active and passive funds to alternative funds.

In the area of trust asset administration, we enjoy the economies of scale in basic operations gained through the transfer of assets to Japan Trustee Services Bank, and continue to direct efforts toward high-value-added services, such as online access to integrated information.

In pension management services, we energetically tackle new pension systems, such as cash balance plans and defined contribution pension plans, and promote thorough consultation and related services on all aspects of retirement benefit systems.

As a member of Mitsui Trust Financial Group, we will work to polish existing capabilities in forte fields of operation, improve returns for shareholders through a closer relationship with Chuo Mitsui, and build stronger bonds of trust with clients.

On behalf of the Board, I ask for your continued understanding and support of our efforts.

August 2004

Tadashi Kawai
President

Business Outline

Mitsui Asset systematically combines its high-quality trust asset management and administration businesses and pension management services into various pension and securities trust products.


Trust Asset Management Business
Trust Asset Administration Business
Pension Management Services
Pension Trusts
Employee pension fund trusts, defined benefit corporate pension trusts, tax-qualified pension trusts, national pension fund trusts
Securities trusts
Individually operated designated money trusts (shiteitan)*
Money trusts other than shiteitan (money fund trusts)
Designated trusts
Securities management trusts
Investment Advisory Business
Securities investment trusts
Specified money trusts (tokkin)**
Money trusts other than tokkin
Specified composite trusts
Securities administration trusts

The Bank also handles other products, including money claims in trust, in addition to the products listed above.

* **Individually operated designated money trusts**
Trusts for which the trustee has the authority to manage the entrusted funds at its own discretion within the range and type of assets designated by the trustor.

** **Specified money trusts**
Trusts for which the trustee has full discretionary rights for management of the entrusted assets.

Trust Asset Management Business

External Environment, Clients' Needs	Business Actions, Services
1 Demand is increasing for high-quality fund management products featuring excellent risk-return characteristics.	A Provide high-quality fund management products backed by a philosophy of consistent fund management.
2 Clients increasingly require high-level fund management consultation.	B Offer sophisticated advice that demonstrates specialized experatise to the fullest extent possible.
3 Clients are keen to reinforce their risk management positions.	C Manage entrusted funds with due diligence through a unified risk management structure.

A Huge Pool of Asset Managers

The Asset Management Department is responsible for about ¥17 trillion in funds. These funds are combined in various formats, including corporate pensions, public pensions and public sector funds, and are managed according to proposals formulated with the explicit input of clients. The scale of the funds handled at Mitsui Asset is one of the largest in Japan, and the Bank utilizes the merits of this scale, as well as the talents of a skilled group of some 200 professionals, to achieve excellent fund management performance.

Top-Class Asset Management Capabilities

Fund management operations at Mitsui Asset are underpinned by a fundamental principle that prioritizes consistency and clarity in the processes used to manage funds. To support this principle, operations have been rearranged into a function-specific structure paralleling the all-encompassing Plan → Do → See process for fund management products. This addresses all activities, from the drafting of an investment strategy to the evaluation of a fund's performance. As a multiproduction firm*, Mitsui Asset provides a diverse selection of products, from actively managed funds to passively managed funds, targeting both foreign and domestic investment.

*Multiproduction Firm
A multiproduction firm is a fund manager with a vast assortment of products geared to the diverse needs of investors.

○ Divisional Structure for Trust Asset Management


Plan
Do
See
Asset Management Department
Pension Fund Investment Dept.
Public Fund Investment Dept.
Investment Advisory Dept.
Investment Planning Dept.
Planning Group
Business plans
Product plans
Alternative Investment Group
Investment Strategy Group
Information Systems Group
Equity Dept.
Analysts Group
Japanese Equity Group
Foreign Equity Group
Fixed Income Investment Dept.
Japanese Fixed Income Group
Foreign Fixed Income Group
Quantitative Investment Dept.
Investment Engineering Group
Global Equity Group
Global Fixed Income Group
Trading Group
Investment Risk Management Dept.
Risk management
Monitoring
Compliance

High-Level Expertise

Active Management Based on In-House Research

The strength of Mitsui Asset's active fund management lies in a process by which the Bank's richly experienced fund managers utilize research data compiled by corporate analysts or quantitative assessments formed by econometric analysts to build funds. Of note, the Bank's teams of corporate and econometric analysts are at the top of the industry class, in terms of qualification as well as number.

Superb Passive Management

Mitsui Asset's predecessor, Mitsui Trust, was quick to realize the serviceability of passive management and followed its 1985 launch of passive funds featuring domestic stock with solid efforts to promote the process and improve the quality of related products. Mitsui Asset maintains this pioneering approach.

For example, persistent overtures from Mitsui Asset prompted the Tokyo Stock Exchange to develop the stock index TOPIX 1000 Float, and in October 2003, the Bank initiated management of an index fund using the TOPIX 1000 Float as its benchmark.

Reinforcing Alternative Investment Structures

In response to greater demand from clients for alternative fund management, Mitsui Asset began providing a real estate securitized product in July 2003. In April 2004, the Bank expanded its fund management lineup with several new structures, including a fund-of-hedge-funds product.

Previous to that, in January 2004, Mitsui Asset strengthened its investment structure with the establishment of the Alternative Investment Group, as a section dedicated to alternative fund management.

Entering Realm of Investment Advisory Services

Deregulation, effective from April 2004, lifted restrictions on the participation of trust banks in the area of investment advisory services. With a view toward a wider, more resilient revenue base, Mitsui Asset has enthusiastically entered the realm of investment advisory services, including the promising field of advice regarding investment trusts for individuals, financial companies and other businesses.

Unified Risk Management Structure

Mitsui Asset strictly carries out the responsibilities expected of a trustee. This commitment is substantiated by an independent risk management structure especially created for asset management operations and a unified structure for risk management, compliance and performance evaluation.

In addition, to guarantee the integrity and transparency of the services involved in trust asset management, Mitsui Asset undergoes audits by external auditors that conform to "Assessment of Internal Control Risks on Trust Activities," (Auditing Standards Committee Report No. 18, issued by the Japanese Institute of Certified Public Accountants).

High Marks in Survey of Pension Funds

Mitsui Asset scored well again, in both quantitative and qualitative terms, in the 2003 evaluation survey conducted by Japan's Rating and Investment Information, Inc., for its *Newsletter on Pensions & Investment*. The survey targeted institutional investors nationwide and asked them to rate the fund managers handling their pension funds. The solid evaluation Mitsui Asset garnered from its clients validates the Bank's asset management capabilities and investment advice. The Bank will continue to pinpoint the diverse needs of its clients and formulate the best solutions to each client's requirements.

Trust Asset Administration Business

External Environment, Clients' Needs	Specific Actions, Services
1 Clients demand highly precise, low-cost execution of services.	A Promote wider implementation of straight through processing (STP) in business activities through aggressive use of information technology (IT), and improve efficiency in business activities by utilizing economies of scale.
2 The market requires greater efficiency in asset management.	B Lessen cost risk on asset administration through such means as transition management services.
3 Interest is up for services with higher quality and higher-value-added features.	C Enhance the level of information services provided.
4 Risk management practices are more meticulous.	D Execute strict internal control measures and formalize a system for external audits.

Overview of Asset Administration Business

Asset administration and asset management are complementary sides of the same business coin, wherein asset administrators handle the basic elements of asset maintenance, including custody, settlement, accounting and record-keeping, for the various assets designated for investment by fund managers. In addition to reliable and precise data processing, asset administration increasingly requires swift and accurate responses to the recent globalization of fund management and reform of the domestic securities settlement system. It also requires higher-quality services, including securities lending and transition management, and sophisticated information services, such as the integrated presentation of fund management results.

Transfer of Assets to Japan Trustee Services Bank Complete

Seeking to capitalize on the economies of scale in the basic operations of trust asset administration, Mitsui Asset began a gradual transfer of its asset administration function to Japan Trustee Services Bank in January 2003. The transfer process was completed on schedule on September 29, 2003.

Japan Trustee Services Bank, with equal equity holdings for Mitsui Trust Holdings, The Sumitomo Trust & Banking, Co., Ltd., and Resona Bank, Ltd., is the largest financial institution in Japan dedicated to asset administration. With final transfer of entrusted assets by Mitsui Asset, Japan Trustee Service Bank boasts a mammoth amount—about ¥110 trillion—in assets under administration. The bank will draw on the management resources and know-how amassed over many years by participating companies to provide high-level asset administration services, and will utilize the economies of scale to make the execution of these services more efficient.

Profile of Japan Trustee Services Bank

Date of establishment:	June 20, 2000
Capital:	¥51.0 billion
Total assets:	¥3,285.8 billion
Balance of trust assets:	¥113,775.0 billion

(As of March 31, 2004)


Clients
Trusts
Reporting
Trusts
Reporting
Trusts
Reporting
Sumitomo Trust
Mitsui Asset
Resona Trust
1/3 equity
Mitsui Trust Holdings
Resona Bank
1/3 equity
1/3 equity
Entrust administration
Entrust administration
Entrust administration
Japan Trustee Services Bank

High-Value-Added Services

Online Information Access

For asset administration clients, such as pension funds, Mitsui Asset is tackling master record-keeping services. As well as attending to the collection, integration and processing of fund management data compiled by multiple asset administrators, these services provide timely and unified online access to data concerning investment status and performance evaluations as well as reports useful to risk management efforts.

Mitsui Asset has earned a solid reputation for its ability to provide integrated data that encompasses entire corporate groups and extends beyond the borders of employee pension funds, tax-qualified pension funds, retirement benefit trusts and other systems.

The Bank complements this data with access to Universe Comparison Service, a high-value-added service that compares the relative performance of one pension fund with other pension funds in a fixed universe, according to several classifications, including pension systems, such as employee pension funds and tax-qualified pension funds, or by the scale of invested assets.

○ Mitsui Asset's Master Record-Keeping Service


Resona Trust
Sumitomo Trust
Other trust banks
Life insurers
Fund management data
Mitsui Asset
Partial outsourcing*
Japan Trustee Services Bank
Integrated data report
Universe evaluation report
Clients
Online reference possible
Profitability and balance data
Universe evaluation data
Sumitomo Trust, Resona Trust (Japan Trustee Services Bank)
Trust & Custody Services Bank
Profitability and balance data
Japan Pension Universe Comparison Service Association
Mitsui Asset, Sumitomo Trust, Resona Trust, Japan Trustee Services Bank, Trust & Custody Services Bank

* Outsourced activities are the collection and processing of basic data as well as disclosure of accounts.

Universe Comparison Service
To build a universe information database, Mitsui Asset has joined Sumitomo Trust, Resona Trust, Japan Trustee Services Bank and Trust & Custody Services Bank, Ltd., in running the Japan Pension Universe Comparison Service Association.

Transition Management Services

The costs and risks incurred in the course of transferring assets when a new trustee is assigned for fund management or when allocation of assets is changed can have a major impact on fund performance. Mitsui Asset consolidates processes for asset transition and provides transition management services through which the Bank formulates and implements the most expedient plan for transition and ensures its efficient execution.

○ Transition Management


Fund management institution A
Fund management institution B
Fund management institution C
Fund management institution X
Fund management institution Y
Fund management institution Z
Client
Transition Manager (Mitsui Asset)
Explain pre- and post-transition processes to client
Explain pre- and post-transition processes to fund managers, obtain investment lists
Discuss procedures, communicate with securities firms
Verify content in pre- and post-transition reports
Manage cash flow
Handle custody and settlement of assets
Securities Firms
Analyze pre- and post-transition processes
Propose execution strategies
Implement investments
Prepare pre- and post-transition reports

Strict Internal Controls, External Audits

Mitsui Asset maintains an internal control section independent from administrative processing sections and has implemented risk assessment and monitoring based on groupwide risk management policies.

To uphold the integrity and transparency of its trust asset administration activities, the Bank established a structure to monitor the status of operations at Japan Trustee Services Bank. The conditions for monitoring require internal audits by external auditors that conform to "Assessment of Internal Control Risks on Trust Activities," (Auditing Standards Committee Report No. 18, issued by the Japanese Institute of Certified Public Accountants).

Pension Management Services

External Environment, Clients' Needs	Business Actions, Services
1 The retirement benefits system is characterized by reforms triggered by the enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, and the introduction of a gross payment system, paralleling revision of the Employees' Pension Insurance Law.	A Present high-quality pension system management services.
2 There is greater job mobility.	B Extend comprehensive advice on retirement benefit systems.
3 A prolonged slump in the fund management environment is leading to a wider selection in the design of retirement benefit systems and a pressing need for the restructuring of such systems.	C Offer high-level risk hedging and administrative tools, such as balance sheet-style pension asset-liability management (ALM), cash balance plans and combined defined contribution pension plans.

Overview of Pension Management Services

In its capacity as a provider of lead-manager services, Mitsui Asset offers pension management services covering system and contract administration, actuarial calculations and maintenance of members and beneficiaries. As of March 31, 2004, the Bank was entrusted with administration of 1,396 tax-qualified pension funds, 190 employee pension funds, and 40 defined benefit corporate pension funds. Mitsui Asset is also actively engaged in services for cash-balanced plans and defined contribution pension plans.

Comprehensive Consulting Services

With such developments as the introduction of retirement benefit accounting and the enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, corporate executives are prioritizing ways to hedge the risks connected with retirement benefit obligations.

The diverse and complex issues involved in controlling the risks on retirement benefit systems demand sweeping measures covering a range of topics, from retirement benefit obligations and the design of retirement benefit schemes to asset management.

With extensive capabilities in regard to tax-qualified pension plans and employee pension plan funds, Mitsui Asset offers a full line of services that parallels a range of topics on retirement benefit systems, from the introduction of such systems and respective maintenance, to fund management and administration, and further to the calculation of retirement benefit obligations and pension ALM analysis.

○ Solutions to Pension Problems


(Balance Sheet)
Mirroring financial strategies
Pension asset accumulation
Early formation of reserves
Establishment of retirement benefit trusts (pension assets)
● Hedge risks in pension asset management and improve fund performance
(Manage structure and risk budgeting)
Strategies for each fund, each company
● Estimate pension benefit obligation
□ Shrink pension benefit obligation
(Restructure retirement benefit scheme)
Match to personnel strategy
□ Improve projected accuracy in determining pension benefit
(Enhance ability to plan ↔ Restrict fluctuations)
Mirroring financial strategies

■ Pension system problems and asset administration problems are part of retirement benefit obligation problems.
■ The formation of an investment policy and system design matched to personnel and financial strategies is indispensable.

Mitsui Asset will continue to refine its talents in the corporate pension business and undertake system administration matched to the personnel and financial strategies of its clients.

○ Overall Control of Retirement Benefit System


Conduct consultations tracing back to source of problem
Consolidate all components, respond with full-line services
Personnel strategy
Scheme design
Control of retirement benefit obligation
Financial strategy
Asset management policy

Expanding Marketing Structure, Consulting Capabilities

Established Pension Research Center, Consulting Department

Pension and retirement fund systems are on the brink of major transformation, spurred by enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, as well as upcoming revision of the public pension system. Trust banks must therefore polish their information and consulting functions to provide clients with required data and advice faster and more accurately that ever before.

With this situation in mind, Mitsui Asset established the Pension Research Center and the Consulting Department in October 2003 to reinforce its ability to meet the increasingly sophisticated needs of clients.

Pension Research Center

Purpose:	To disseminate information on pension finance, systems and asset management.
Structure:	Comprises in-house experts in pension systems and fund management.
Scope of activities:	Engages in energetic public relations and article writing as well as publication of an online magazine.

Consulting Department

Purpose:	To provide consultations on all aspects of retirement benefit systems.
Structure:	An independent department specializing in consultations.
Scope of activities:	Retirement benefit system consulting, pension ALM, master recordkeeping services, transition management.

Internet Pension Business Section

Mitsui Asset established the Internet Pension Business Section in January 2004 to fine-tune its responses to inquiries and requests from corporate pension fund clients. The new section is staffed with personnel enormously knowledgeable in pension services. They effectively use information distribution services, such as the Internet, in swiftly answering their respective clients' needs. Through these efforts, the Internet Pension Business Section solves problems of geographical and time constraints that characterize the prevailing contact method of office visits and thereby contributes to enhanced convenience for clients.

Tackling Defined Contribution Pension Plans

Mitsui Asset has benefited from two actions originally realized by Chuo Mitsui: the timely formation of an in-house project team to focus on defined contribution plans as well as the establishment of the Defined Contribution Pension Plan Department, following the October 2001 enactment of the Defined Contribution Pension Law. The project team and the department underscore Mitsui Asset's pioneer position in the provision of leading-edge defined contribution pension plan services.

Mitsui Asset is working to build the all-encompassing structure of a pension trust organization that offers a full line of services, from verification of existing retirement benefits systems and advice on the design and implementation of defined contribution pension plans to services involving record-keeping, asset administration, fund management products and investment education.

Through resourceful development of client-specific schemes, including Japan's first combined defined contribution pension plan, Mitsui Asset has garnered a top-class share of funds from a wide range of clients, from big corporations to medium-sized businesses in all industry sectors.

Mitsui Asset's Pension Trust Products and Services

- Employee pension fund trusts
- Tax-qualified pension fund trusts
- National pension fund trusts
- Contract-style corporate pension plans
- Fund-style corporate pension plans
- Non-tax-qualified pension fund trusts
- Specified money trusts for pension plans
- Lead-manager services
    - Actuarial calculations
    - Participant/beneficiary management
    - Fund management underwriting
- Retirement benefit obligation accounting
- Retirement benefit trusts
- Financial accounting standards (FAS) accounting
- Pension ALM
- Designated pension actuary services
- Benefit-specific funds
- Defined contribution pension plan services
    - Administration management services
    - Asset administration
    - Participant training
    - Fund management products

Financial Section

Operating Environment

The consolidated fiscal year ended March 31, 2004—fiscal 2003—was characterized by a generally positive mood not only in Japan but also overseas.

On the international economic front, business conditions in the United States returned to recovery mode, jumpstarted by lower taxes and other government measures. The stronger U.S. economy had an encouraging effect on the European economy, which displayed signs of improvement in the second half of the fiscal year. A revitalizing atmosphere also permeated Asia, particularly the People's Republic of China, despite initial concern over the impact of severe acute respiratory syndrome (SARS) on economic growth.

At home, the rosy tones of gradual recovery that tinged business conditions in fiscal 2002 deepened in fiscal 2003. Exports were up, paralleling the positive economic environment overseas. The trend toward better corporate results became especially evident in the second half of the term, with more companies becoming able to increase capital investment. Meanwhile, household purse strings, drawn tight for so long, finally loosened, leading to a rise in consumer spending.

In the domestic finance industry, short-term interest rates remained weak, mirroring the Bank of Japan's persistent efforts to quantitatively relax financial restrictions. Long-term interest rates inched up, along with better business conditions, after tumbling into the 0.4% range in June 2003, and were back at around 1.4% by the end of March 2004. The Nikkei Stock Average marked its lowest point since the collapse of Japan's economic bubble with a level of 7,700 in April 2003, but rebounded during the term and ended above 11,700 at the end of the period. In the foreign exchange market, the yen hovered in the 110 range against the U.S. dollar in the first half of fiscal 2003 but began to appreciate in the second half, settling around 105 as of March 2004.

In this economic and financial environment, the two subsidiary trust banks under the Mitsui Trust Financial Group umbrella worked aggressively to reinforce profitability and improve business content. Chuo Mitsui focused on trust and other financial services for individuals and corporations as well as stock transfer agency services and real estate operations, while Mitsui Asset concentrated on pension and securities trust businesses.

The Group undertook measures aimed at expanding gross operating profit in a variety of fields and pursued restructuring to enhance operating efficiency. Concerted efforts were also directed toward streamlining the stock portfolio and processing non-performing assets to raise confidence in the Group from clients and the market as a whole.

Consolidated Fiscal 2003 Performance

As of March 31, 2004, the balance of deposits was ¥9,116.0 billion, up 5.1%; loans and bills discounted fell 0.1%, to ¥7,189.9 billion; and securities grew 10.9%, to ¥3,585.9 billion.

Total assets stood at ¥12.7 trillion, up 2.2%. Total shareholders' equity soared 84.1%, to ¥463.3 billion, primarily owing to net unrealized gains on available-for-sale securities instead of the large net unrealized losses of fiscal 2002.

On the profit-and-loss front, total income increased 9.3%, to ¥553.9 billion. Total expenses dropped 21.9%, to ¥426.7 billion. As a result, Mitsui Trust Holdings and its consolidated subsidiaries recorded income before income taxes and minority interests of ¥127.2 billion, compared with a loss before income taxes and minority interests of ¥39.6 billion in fiscal 2002, net income of ¥50.7 billion, compared with a net loss of ¥96.7 billion a year earlier, and net income per share of ¥55.54, compared with a net loss per share of ¥125.31.

The consolidated capital adequacy ratio, calculated according to domestic criteria, rebounded, hitting 10.14%, after falling to 7.50% a year earlier.

Segment Information

The trust banking business generated ordinary income of ¥471.7 billion and ordinary expenses of ¥369.7 billion, leading to ordinary profit of ¥102.0 billion. Other finance-related operations produced ordinary income of ¥72.4 billion and ordinary expenses of ¥60.8 billion, for ordinary profit of ¥11.6 billion.

Cash Flows

Net cash used in operating activities amounted to ¥103.7 billion, down from ¥354.0 billion in fiscal 2002, reflecting a net increase in payables under securities lending transactions.

Net cash used in investing activities was ¥253.9 billion, up from ¥27.2 billion in fiscal 2002, largely owing to an increase in purchases of securities.

Net cash used in financing activities came to ¥16.8 billion, down from ¥37.3 billion in fiscal 2002, primarily due to payment of subordinated borrowings.

Cash and cash equivalents at the end of the year thus stood at ¥457.5 billion, down from ¥832.0 billion a year earlier.

Non-Consolidated Fiscal 2003 Performance

Total assets of Mitsui Trust Holdings settled at ¥874.3 billion, after accounting for investment in the equity and corporate debentures of subsidiaries and loans to affiliates. Net assets per share came to ¥103.71, on total shareholders' equity of ¥522.9 billion.

Income before income taxes totaled ¥5.4 billion, largely due to fees and commissions received from subsidiaries and interest income on loans to subsidiaries. Net income was ¥5.3 billion, for basic net income per share of common stock of ¥0.07.

Dividends

Reflecting its public duty as a financial institution, Mitsui Trust Holdings adheres to a basic policy on dividends that is underscored by an unwavering perspective on sound management. Therefore, the Company strives to expand retained earnings while paying stable dividends to shareholders.

The Company resumed payment of dividends on common stock at ¥2.50 per share in fiscal 2003, after a break in fiscal 2002. Dividends on preferred stock were as follows: ¥40.00 per share for class I preferred; ¥14.40 for class II preferred; and ¥20.00 per share for class III preferred.

Mitsui Trust Financial Group Risk Management System

Basic Risk Management Policies

Progress in financial liberalization and internationalization, as well as advances in information technology, has accorded financial institutions greater opportunities for business expansion. These opportunities, however, have been tempered by risks that are more diverse and more complex than ever before.

Fully aware of the social responsibility and public mission that is incumbent upon a financial institution, Mitsui Trust Financial Group has established basic risk management policies that allow the Group to assume risk only within its strategic objectives and risk-hedging capabilities, based on suitable risk management, and that lead to higher profits.

Function of Mitsui Trust Holdings

One of the most vital functions carried out by Mitsui Trust Holdings, in its capacity as a holding company, is its supervision of risk management and internal control for Mitsui Trust Financial Group. The Board of Directors at Mitsui Trust Holdings formulated Rules for Risk Management and established the basic agenda for risk management activities within the Group.

As described in the following sections, the subsidiary trust banks under the holding company umbrella each undertake appropriate risk management geared to their respective risk conditions, while Mitsui Trust Holdings monitors risk management efforts within the Group and guides subsidiary trust banks in, for example, deriving suitable returns and revising risk management systems. The Company also formulates compliance policy for the Group, establishes, revises or abolishes basic rules for each subsidiary trust bank, instructs the banks to implement necessary compliance-related changes and tracks the status of compliance management and execution.

Internal audits are executed at each subsidiary trust bank, and a system is in place for Mitsui Trust Holdings to issue essential instructions, based on reports from the banks regarding audit results, the status of improvements and other data. When necessary, the Company will act directly or in cooperation with the banks to conduct audits on matters that have an impact on the operations of the Group as a whole.

Outline of Mitsui Trust Holdings' Risk Management and Compliance Structure


Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Formulation of basic Group policy
Supervision and instruction
Set agenda for discussion
Reports
Management Meeting
Audits
Supervision and instruction
Set agenda for discussion
Reports
Reports
Internal audits
Internal Audit Dept.
Internal Risk Control Dept. (Supervisory Unit)
Supervision, instruction and inspections concerning basic Group policy
Discussion and reports
Chuo Mitsui
Mitsui Asset

Chuo Mitsui Risk Management System

Risk Management Structure

The Board of Directors at Chuo Mitsui drafted Rules for Risk Management, based on the risk management direction outlined by Mitsui Trust Holdings. These rules set out the Bank's fundamental policy on risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and the structure and authority for risk control. They also detail the content of specific standards and regulations in each area.

Chuo Mitsui has identified four primary risk categories: credit risk, market risk, liquidity risk and operational risks, which include system risk and legal risk as well as procedural risk. The Corporate Risk Management Department supervises all risk management efforts, but individual departments are assigned to each risk category for strict control of the risks specific to each area. The Bank also seeks to effectively contain other risks, such as reputational risk.

On the organizational front, the Internal Control Executive Committee, which falls under the authority of the Board of Directors, undertakes a variety of activities, including discussions about risk management policies prior to implementation and the determination of risk status. The Business Administration Executive Committee, also responsible to the Board of Directors, works toward a healthier business foundation by identifying bankwide risk and considering overall business administration.

In addition, the Corporate Risk Management Department, which monitors all risk at the Bank, supervises internal controls and risk management activities and serves as the secretariat for the Board of Directors and the Internal Control Executive Committee. This department also engages in controls and analysis related to asset–liability management (ALM).

Credit Risk Management

Credit risk is the potential for the value of assets, including off-balance-sheet assets, to shrink or disappear altogether in the event a borrower's financial conditions deteriorate and thereby burden a financial institution with losses. Chuo Mitsui strives to maintain asset quality and avert the unpredictable development of non-performing assets by strengthening its credit risk management capabilities. The Bank utilizes the following systems and processes.

Basic Policy

Chuo Mitsui drafted Rules for Credit Risk Management for blanket control of the credit risk that influences several credit-related business, including loans, market transactions and off-balance-sheet trading. The Bank also designated the Loan Planning Department as the supervisory unit for all credit risk, including that shouldered by consolidated subsidiaries. This department keeps close contact with credit-related departments and consistently works to sustain and further reinforce credit risk capabilities.

Management Techniques

Chuo Mitsui performs a review of all corporate borrowers using a 13-level credit rating system pegged to self-assessments. The credit ratings thus determined are used to quantify credit risk in internal credit-risk models and evaluations of corporate borrowers.

Based on management direction, the goal of keeping risk within net worth and other guidelines, Chuo Mitsui works within a total credit risk amount established as the upper limit of credit risk assumed by the Bank. The Corporate Risk Management Department monitors the Bank's risk status on a monthly basis. In addition, rules are applied to eliminate credit concentration, thereby removing any excess concentration of credit extended to borrowers in specific industries or corporate groups. Credit status is checked each month by the Loan Planning Department.

The Loan Planning Department also tracks credit risk amounts and credit balances by industry and credit rating, and provides upper management with regular updates on portfolio status.

From the standpoint of securing an appropriate level of return on investments, Chuo Mitsui strives to generate higher profits on its lending activities. To this end, the Bank established an index spread, which corresponds to the respective degree of risk inherent in each transaction, including the duration of credit and the level of borrower integrity, based on the credit rating assigned to each borrower.

Strict Transaction Control

Credit Supervision departments I and II, which function independently from business promotion departments, carefully monitor and control the credit risk on each transaction under respective departmental authority. A multifaceted perspective is applied, one that stresses fund application, repayment capability and cash flow, as well as collateral status and corporate client profitability. For major loan assessments, the advisability of lending arrangements is presented to the Credit Appraisal Committee, where each transaction and the primary objectives of the loan are discussed at the executive level.

Mid-Level Controls through Self-Assessment

With regard to securing quality assets, Chuo Mitsui performs a two-stage self-assessment based on Rules for Self-Assessment. In the first stage, staffed branches, for example, conduct their own evaluations, and in the second stage credit supervision departments execute inspections. Self-assessment not only forms the foundation of accurate financial statements but also functions as a mid-level management tool to swiftly pinpoint borrower-specific problems. When a borrower's credit is in question, the Bank implements strict controls under the guidance of the Credit Management Department, based on Rules for Non-Performing Assets.

Independent Unit Facilitates Double-Check System

The Internal Audit Department is separate from business and accounting departments and independently confirms the status of credit controls, asset assessments, and write-offs and related reserves. This department checks that credit risk management is being properly executed by auditing credit risk management conditions, including the credit rating system, and by verifying the appropriateness of write-offs and reserves as well as the accuracy of credit risk management activities through, for example, an examination of the process and the results of self-assessments. The department submits reports on the results of its audits to the Board of Directors.

Improving Basic Supervisory Capabilities

The processes outlined above allow Chuo Mitsui to take credit risk management to a higher level. To raise the precision of first-stage assessments, which are undertaken on a daily basis, the Bank regularly puts loan officers from staffed branches through graded training. The Bank also organizes analytical seminars for credit-related departments to foster insight into the causes of bankruptcies and delayed payments that turn loans into non-performing assets. The results of analyses are applied to lending operations.

Market Risk Management

Market risk is the possibility that the value of assets and liabilities will fluctuate with changing interest rates, foreign exchange rates, the price of marketable securities, and other market factors, and thereby cause losses.

Market Risk Management Structure

Front offices execute market-related transactions, while back offices confirm the content of these transactions, and middle offices control market risk. Each office category is independent of the others, creating a cross-check structure. At Chuo Mitsui, the Corporate Risk Management Department functions as a bankwide middle office, monitoring all market risks and providing daily reports to management. This department is also responsible for preparing proposals and supervising market analysis operations that improve market risk management skills at the Bank.

Management Techniques

The method used by Chuo Mitsui to measure market risk utilizes Value at Risk (VaR), which assumes the maximum amount exposed to potential loss is 1% of the total. VaR is calculated using the Monte Carlo simulation technique, which is based on an analysis of major historical market data.

At Chuo Mitsui, total market risk is contained within a boundary defined by the Bank's risk-hedging capabilities. The Corporate Risk Management Department controls market risk by ensuring that overall risk levels remain within established parameters and by sending reports to the assigned director on a daily basis.

The measure of market risk is comprehensive, covering foreign exchange, interest rates and other trading business transactions as well as the market risks that impact on crossholdings, bond portfolios and other banking business investments.

The Bank maintains a structure that averts potential risk before it becomes obvious. Alarm points and loss limits have been set to prevent the expansion of losses following a bad turn in market trading, and the Corporate Risk Management Department tracks profits and losses.

Cementing its position on strict risk-controlling practices, Chuo Mitsui also executes stress tests, which assume radical price swings that have actually occurred in the market over the past 14 years, and uses the results as a guideline for establishing risk limits. As a supplementary measure, the Bank performs back tests, which compare VaR against actual losses, to ascertain the validity of VaR-based risk measurements.

An example of back testing on trading transactions follows.

VaR trading transactions in fiscal 2003 moved within a range of roughly ¥20 million to ¥280 million, and out of 248 business days, daily losses exceeded the VaR on two occasions. The Bank's VaR assumes a loss of 1%, and the results for fiscal 2003 show that the Bank's VaR calculation model is sufficiently accurate to predict market risk.

Comparison of VaR and Actual Profit/Loss
(Millions of yen)



Actual Profit/ Loss
200
150
100
50
0
−50
−100
−150
−200
0
50
100
150
200
250
300
VaR

VaR calculation assumptions:	Duration:	1 day
	Assumed rate of loss:	1%
	Measurement technique:	Monte Carlo simulation
Time frame:	April 2003–March 2004 (248 business days)	

Liquidity Risk Management

Liquidity risk is twofold. In a cash flow sense, liquidity risk bears the potential for losses when a financial institution is unable to secure necessary funds, due to a poor financial position, or when a financial institution is forced to acquire funds at blatantly higher interest rates than usual. In a market sense, liquidity risk may precipitate losses when market turmoil impedes a financial institution's ability to complete transactions, or compels a financial institution to fulfill transactions at prices noticeably more disadvantageous than usual.

On the cash flow front, Chuo Mitsui establishes guidelines, particularly for cash gaps, and monitors adherence to these standards to control liquidity risk. The Bank also facilitates flexible, bankwide responses through the preparation of contingency plans, which orchestrate measures to be invoked in times of emergency. The Bank further ensures the accurate identification of cash flow risk conditions by allowing the Corporate Risk Management Department to handle risk management for the Treasury Department, which is responsible for controlling cash flow risk.

On the market front, trading amounts are assigned for each type of transaction, based on such factors as market scale and the Bank's strategic objectives. The Corporate Risk Management Department monitors compliance conditions to keep amounts within the assigned limits.

ALM Structure and Administration

Diversification and further sophistication of financial products, mirrored by financial liberalization and internationalization, have prompted greater complexity in the balance-sheet composition of financial institutions year after year. The introduction of current-value accounting has heightened the already complicated impact of fluctuating interest rates, foreign exchange rates, stock prices and other influences on profitability and other performance indicators. The new accounting standard underlines the vital importance of ensuring steadily higher returns while controlling risks through appropriate ALM administration.

Chuo Mitsui works to pinpoint and analyze risks through VaR, basis point value and other ALM techniques for both on-balance-sheet and off-balance-sheet transactions, including bankwide deposits, derivatives and marketable securities. This effort contributes to more efficient management of balance-sheet risks.

The Business Administration Executive Committee meets regularly to discuss risk management policy for market transactions, especially bonds, based on analytical results of the application and procurement of deposits and loans, and of risk conditions. The committee strives to promote flexible management geared to market trends.

Operational Risk Management

Operational risk is the danger of losses arising from inadequate or failed internal processes, inappropriate actions by staff, and unacceptable use or malfunction of in-house systems, as well as external incidents that adversely impact operations. This risk category includes procedural risk, system risk and legal risk, which are explained in subsections below.

Chuo Mitsui applies two methods to restrict operational risk. First, the Bank formulates suitable rules to preclude potential risks and ensures compliance of these rules. Second, the Bank clarifies ways to tackle risk—should it emerge—and maintains a system for monitoring and reporting the appearance of risk. The Corporate Risk Management Department establishes bankwide rules and ensures suitable risk management activities.

The Basel Committee on Banking Supervision, at the Bank for International Settlements, is refining rules for implementation in December 2006 that will include a capital requirement for operational risk. Focusing on a response to this anticipated requirement, Chuo Mitsui is building a framework for evaluating and analyzing the status of risk management efforts, based on operational risk conditions in each area of business, and is preparing a more effective risk management structure through such means as the collection and storage of loss data.

Procedural Risk

Procedural risk is the danger of losses arising from an accident, management error or dishonest actions by executives or staff. The scope of Chuo Mitsui's operations goes beyond regular banking operations and encompasses a range of businesses that includes real estate business and stock transfer agency services. Consequently, the Operations Administration Department and each operating department are required to ascertain, control and terminate operational risks in each business area.

Chuo Mitsui has introduced a procedural risk structure that prevents the use of the Bank's accounts for the purpose of money laundering and facilitates timely and suitable responses to any dishonest application of its accounts. The Bank also undertakes proper control measures, including periodic verification of business execution capabilities and the risk management structure.

System Risk

System risk carries the potential for losses caused by a system failure, such as a computer crash or incorrect operation of electronic equipment, by illegal access to the Bank's computers, and by the destruction or unauthorized disclosure of privileged information. Advances in information technology have made computer systems increasingly indispensable in the provision of high-level services, but this progress has heightened the importance of appropriately controlling such risk.

Chuo Mitsui has established rules and structures in various regulations, including Rules for Protecting Information Assets, which outline measures for properly handling and protecting systems and information.

The Bank maintains a backup center and has formulated various methods to safeguard its systems against breakdowns and interruptions caused by natural disasters. Efforts include storing important data at a secondary location, installing duplicate communication lines, and ensuring a constant flow of electricity to the computer center with an on-site power facility. Contingency plans and other precautionary measures are also in place to facilitate swift and accurate responses in the event of a catastrophe. Drills are run on a regular basis.

Chuo Mitsui makes some of its financial services available through the Internet and therefore utilizes firewalls and other high-level network technologies, such as encryption, to block unauthorized access to in-house systems from outside.

Legal Risk

Legal risk can precipitate losses if the legal aspects of transactions cannot be settled or if legal compliance is insufficient. Chuo Mitsui's legal risk structure hinges on the Legal Department, which is designated as the supervisory unit for managing legal risk and ensuring that laws and other mandatory controls are upheld.

Chuo Mitsui relies on the Legal Department to clarify reporting and processing rules for dealing with complaints and incidents, and utilizes the department's inspections to eliminate legal risk. The Bank also strives to foster a corporate atmosphere conducive to compliance and undertakes various measures to this end, including distribution of a compliance manual to directors and regular staff.

Other Risks

Reputational risk is the possibility that unfavorable evaluations will contribute to losses. To mitigate such risk, Chuo Mitsui is reinforcing the transparency of its operations with better investor relations activities, including information meetings and aggressive disclosure through the production and distribution of various documents that update investors with pertinent news.

The Bank has also established conduits for two-way communication, at branch counters and through the Customer Service Office, that enable clients to voice grievances and obtain suitable responses. These efforts lead to enhanced services and greater confidence in the Bank.

Internal Auditing

The Internal Audit Department, which is independent of actual operating departments, undertakes internal audits to verify the suitability and effectiveness of risk management activities at all relevant head office departments, staffed branches and subsidiaries.

The results of internal audits are reported to the Board of Directors and the Internal Control Executive Council on a regular basis. In addition, a system is in place for instructing an operating unit to implement corrective measures, should problems appear in the internal control structure of that unit.

Outline of Chuo Mitsui's Risk Management and Compliance Structure



Mitsui Trust Holdings
Supervision, instruction and inspections concerning basic Group policy
Discussion and reports
Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Reports
Supervision and instruction
Set agenda for discussion Reports
Formulation of basic policy Supervision and instruction
Set agenda for discussion Reports
Internal Audit Dept.
Credit Appraisal Committee: Discusses individual lending conditions
Management Meeting: Discusses internal management, risk management and compliance issues
ALM
Internal Control
Audits
Auditing rules for asset assessment
Reports
Credit risk management for individual transactions
Reports
Credit control, asset assessment and write-off and reserve audits
Result of asset assessment and write-offs and reserves
Rules for Risk Management
Rules of Compliance
Corporate Risk Management Dept.: Supervises internal management and risk management
Legal Dept.: Supervises legal and other compliance behavior
Internal audits
Internal audits of compliance status
Corporate Planning Dept.
Overall credit risk management
Operations Administration Dept.
Headquarters departments
Systems Planning Dept.
Internal audits of risk management status
Rules for Internal Audits and others
Internal Audit Dept.
Management and processing of write-offs and reserves
Loan Planning Dept.
Supervision of asset assessment
Credit risk
Market risk
Liquidity risk
Market liquidity risk
Funding risk
Procedural risk
System risk
Legal risk
Operational risks
Compliance
Department and branch compliance officers

Mitsui Asset Risk Management System

Risk Management Structure

As a trust bank specializing in pension and securities trust businesses, Mitsui Asset follows a basic policy that emphasizes appropriate control of risk and suitable returns commensurate with inherent risk, based on the risk management direction outlined by Mitsui Trust Holdings.

Mitsui Asset's operations center on trust asset management and administration and pension and securities trust businesses. The Bank is duly aware of its obligations and responsibilities as a trustee and executes risk management reflecting the size and characteristics of each risk.

Rules for Risk Management, drafted by the Board of Directors, establishes the Bank's fundamental policy on risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and control and administration structures, and details the content of specific standards and regulations in each area.

On the organizational front, the Executive Council, which falls under the authority of the Board of Directors, discusses risk management policies prior to implementation, determines the status of all risks and works toward a healthier business foundation.

The Business Administration Department supervises all risk management efforts, but individual departments are assigned to each risk category for strict control of the risks specific to each area.

Risk Management Status

Mitsui Asset is working to establish and perfect a risk management structure that conforms to the risk management structure of Chuo Mitsui while reflecting the characteristics of the Bank's own operations. This structure also highlights operational risks, including system risk, legal risk and procedural risk.

In regard to credit risk, market risk and liquidity risk,

the Bank's policy is, in principle, to refrain from lending and other related operations and thereby keep risk contained. The extent of risk management activities therefore mirrors this limited exposure.

Mitsui Asset seeks to effectively contain other risks, such as reputational risk.

The burden of credit risk, market risk and liquidity risk management for the Bank's core trust businesses essentially lies with the beneficiaries. The Bank, however, takes the view that a trustee should accept a certain degree of responsibility and therefore carries out adequate risk management.

Trust operations are divided broadly into two categories: designated trusts, which are trusts for which the Bank, in its capacity as trustee, holds discretionary rights for the management of assets, and specified trusts, for which the Bank does not hold such rights. Risk management is conducted for each category.

For designated trusts, Mitsui Asset manages entrusted funds in accordance with contract conditions, such as designated investment targets and preferred asset composition. The Bank also sets clear internal standards for exercising discretionary rights granted by clients and manages respective assets within these established parameters.

For specified trusts, the Bank conducts a trustee examination, similar to that for designated trusts, at the time a new contract is formed. The compatibility of the request to the Bank's capabilities is confirmed and procedural strategy is checked.

Auditing and Inspection

At Mitsui Asset, the Internal Audit Department, which is independent of actual operating departments, undertakes internal audits of all relevant head office and main branch departments as well as staffed branches, and verifies the suitability and effectiveness of such aspects as the internal control structure.

The results of internal audits are reported to the Board of Directors and the Executive Council. In addition, a system is in place for instructing a relevant operating unit to implement corrective measures, should problems appear in the internal control structure or other pertinent system of that unit.

Mitsui Asset executes accounting audits based on the Commercial Code through auditing corporations. The Bank also undergoes external audits to validate the effectiveness of its internal control structure, along with statement audits on pension operations according to the Japanese version of the Statement on Auditing Standards and inspections on the status of conformity to the investment performance standard of the Security Analysts Association of Japan.

These efforts substantiate the Bank's commitment to making internal controls more sophisticated and earning greater client confidence.

Outline of Mitsui Asset's Risk Management and Compliance Structure



Mitsui Trust Holdings
Supervision, instruction and inspections concerning basic Group policy
Discussion and reports
Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Formulation of basic policy
Supervision and instruction
Set agenda for discussion
Reports
Audits
Management Meeting: Discusses internal management, risk management and compliance issues
Reports
Rules for Risk Management, Rules of Compliance
Internal audits
Business Administration Dept.: Supervises internal controls, risk management and compliance
Headquarters departments
Internal audits
Rules for Internal Audits and others
Internal Audit Dept.
Compliance
Legal risk
Procedural risk
System risk
Operational risks
Credit risk
Market risk
Liquidity risk
Department and branch compliance officers
Internal audits

Mitsui Trust Financial Group Perspective

Trust banks accept funds from people and organizations and in turn facilitate a steady flow of funds for various financial purposes that ultimately benefit the economy. Striving to demonstrate their trust function in satisfying the diverse needs of the people, trust banks assume a public mission and a social responsibility to contribute to the development of the national economy.

Unfolding liberalization, deregulation and other finance-related developments, however, require all financial institutions to uphold the principle of self-responsibility in conducting business. Consequently, efforts to comply with prevailing laws and ordinances and establish a structure that ensures compliance have assumed paramount importance.

Against this backdrop, financial institutions are expected to operate as private corporations, with their social obligations and public missions evolving onto a higher plane. Fulfillment of this dual designation is a vital prerequisite in securing the unwavering trust of clients and society as a whole.

Sound and appropriate management is indispensable in the effort to sustain and further elevate the level of trust accorded to us by the market. Such management status is grounded in the principle of self-responsibility, which demands rigorous self-discipline. From this perspective, compliance is one of the most important management issues at Mitsui Trust Financial Group and one that the Group will continue to uphold.

Strictly speaking, compliance means rigid observance of laws and ordinances, but a broader perspective embraces social criteria as well. For the Group, trust is its biggest asset. Therefore, achieving compliance is a foregone conclusion, and executives and employees alike must conscientiously incorporate compliance into their daily routines.

Compliance at Mitsui Trust Holdings

The Internal Risk Control Department is the supervisory unit for compliance at Mitsui Trust Holdings. The department promotes various measures to ascertain compliance status for Mitsui Trust Financial Group. These measures include the establishment of a reporting structure and the preparation of Rules of Compliance, which set forth a basic policy on business ethics and provides guidelines governing the conduct of employees, Rules for Compliance Management, which set criteria related to compliance conditions at the Bank, and the Compliance Manual, a detailed handbook.

Compliance at Chuo Mitsui

Supervision of compliance status at Chuo Mitsui is the responsibility of the Legal Department, which promotes measures to reinforce the compliance structure based on Group policy. For example, the Bank encourages employees to read and fully understand the Rules of Compliance and the Compliance Manual, which is updated as necessary.

The Bank also formulated the Compliance Program, a concrete action agenda for compliance, and promotes a variety of measures, such as the development of a compliance structure and the implementation of training courses.

In addition, the Bank checks the status of compliance at staffed branches and head office departments through self-implemented inspections in each location as well as internal audits conducted by the Internal Audit Department.

Compliance at Mitsui Asset

The Business Administration Department has been designated as the supervisory unit for compliance at Mitsui Asset. In line with Group policy, compliance methods mirror those described above for Chuo Mitsui but the measures used to improve compliance status are fine tuned to the characteristics of the Bank's own focus on pension and securities trust businesses.

Trust Account and Banking Account

Trust banks keep two types of account: the banking account, which is the institution's own; and the trust account, which is the account of beneficiaries. Trust banks have a number of trust accounts, reflecting the fact that they must separately administer the assets of each trust contract. In principle, details of individual accounts are disclosed only to trustors or beneficiaries. Nevertheless, the total balances of money and pension trusts are recorded in the trust account's aggregate balance sheet. The main assets and liabilities of the trust account with principal guarantee agreement are also disclosed.

Although trust assets nominally belong to trust banks, in fact they belong to the beneficiaries. The institutions therefore receive trust fees for managing these accounts. After deductions for fees and expenses, the profits generated with these accounts all become trust assets.

Trust fees represent one source of income in the banking account. In other words, the banking account income statement reflects both earnings from banking operations and from trust operations.

The Concept of Net Operating Profit *(Gyomu Juneki)*

To calculate core profits—excluding items outside core operations, such as stock earnings and losses and write-offs of non-performing assets—we calculate the net operating profit by selecting only those items that express the earnings from core operations from within the income statement.

Net operating profit is calculated by subtracting the general and administrative expenses and the transfer to the general reserve for possible loan losses from gross operating profit. Gross operating profit comprises:

- Net interest income (such as from deposits, loans and marketable securities);
- Net fees and commissions (trust fees, and fees and commissions);
- Net trading gains (earnings from trading purpose transactions); and
- Net other operating income (such as earnings from foreign exchange and bond trading).

Net Operating Profit at Trust Banks

In addition to net operating profit, trust banks disclose net operating profit before trust account write-offs. With trust banks, the net operating profit calculated according to the formula mentioned above does not adequately reflect the profitability of core operations. Trust fees, which are part of business profit, are calculated after subtracting loan write-offs in the trust account. Therefore, net operating profit is smaller than a trust bank's actual profitability in core operations.

To adjust for this difference and more accurately reflect the profitability of core operations, trust banks calculate net operating profit before trust account write-offs. This allows a comparison with other banks according to net operating profit.

Pre-provision profit is calculated by adding back the transfer to general reserve for possible loan losses from net operating profit before trust account write-offs. The purpose of this calculation is to show the trend of a bank's earning power by eliminating all credit costs including transfers to general reserves.

• The Relationship between Ordinary Income and Net Operating Profit

Gross ordinary income (A)		Ordinary expenses (B)	
Trust fees	①	Interest expense	②
Interest income	①	Fees and commissions	②
Fees and commissions	①	Trading losses	②
Trading gains	①	Other operating expenses	②
Other operating income	①	General and administrative expenses	
Other income		Other expenses	

Ordinary income
This is calculated by deducting ordinary expenses (B) from gross ordinary income (A).
Gross operating profit
The amount remaining after subtracting the highlighted areas in box ② from those in box ① is nearly equal to gross operating profit.
Net operating profit
This results from subtracting general and administrative expenses and the transfer to general reserve for possible loan losses from gross operating profit. The transfer to the general reserve for possible loan losses is part of other expenses.

• Sample Calculation of Net Operating Profit before Trust Account Write-Offs

Net operating profit other than for trust fees	Trust fees before loan write-offs	
Net operating profit other than for trust fees (a)	Trust fees (b)	Loan write-offs in the trust account (c)
150	70	30

Net operating profit (a+b)
220

Net operating profit before trust account write-offs (a+b+c)
250

Consolidated Balance Sheets

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
As of March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
ASSETS			
Cash and cash equivalents	¥ 457,518	¥ 832,071	$ 4,330,515
Due from banks other than due from the Bank of Japan (Note 9)	64,293	58,913	608,550
Call loans and bills bought	17,068	—	161,552
Receivables under resale agreements	—	24,999	—
Receivables under securities borrowing transactions (Note 3)	34,427	10,564	325,858
Monetary claims bought	54,746	—	518,187
Trading assets	21,104	13,165	199,756
Securities (Notes 3 and 9)	3,585,945	3,232,584	33,941,746
Money held in trust (Note 4)	16,952	70,921	160,455
Loans and bills discounted (Notes 5 and 9)	7,189,953	7,200,393	68,054,454
Foreign exchanges (Note 6)	6,713	4,978	63,545
Other assets (Notes 7 and 9)	512,614	359,075	4,852,005
Premises and equipment (Notes 8 and 9)	234,532	254,250	2,219,898
Deferred tax assets (Note 26)	280,662	347,169	2,656,526
Customers' liabilities for acceptances and guarantees (Note 10)	376,592	220,208	3,564,531
Allowance for possible loan losses	(99,365)	(151,274)	(940,512)
Total	¥12,753,758	¥12,478,021	$120,717,072
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits (Notes 9 and 11)	¥ 9,116,071	¥ 8,672,254	$ 86,285,575
Call money and bills sold (Note 9)	318,017	300,000	3,010,105
Payables under repurchase agreements (Note 9)	—	99,999	—
Payables under securities lending transactions (Note 9)	418,182	194,245	3,958,188
Trading liabilities	4,298	8,933	40,683
Borrowed money (Notes 9 and 12)	341,996	509,343	3,237,070
Foreign exchanges (Note 6)	28	25	273
Subordinated bonds (Note 13)	138,375	138,826	1,309,750
Bonds with warrants (Note 13)	466	3,206	4,410
Payables to trust account	1,343,100	1,864,795	12,712,731
Other liabilities (Note 14)	116,543	105,390	1,103,110
Reserve for bonus payment	2,993	3,407	28,332
Reserve for retirement benefits (Note 15)	1,418	1,727	13,428
Reserve for possible losses on collateralized real estate loans sold to CCPC	—	4,389	—
Reserve for expenses related to Expo 2005 Japan	45	—	429
Deferred tax liabilities (Note 26)	3,950	2,521	37,393
Acceptances and guarantees (Note 10)	376,592	220,208	3,564,531
Total liabilities	12,182,080	12,129,277	115,306,015
Minority interests	108,367	97,118	1,025,718
Commitments and contingent liabilities (Note 16)			
Shareholders' equity (Note 17):			
Common stock and preferred stocks (Note 18)	261,462	260,092	2,474,794
Capital surplus	125,802	227,350	1,190,748
Retained earnings (Accumulated deficit)	74,732	(85,676)	707,361
Land revaluation difference	(14,736)	(3,028)	(139,480)
Net unrealized gains (losses) on available-for-sale securities	17,652	(145,337)	167,085
Foreign currency translation adjustments	(796)	(868)	(7,537)
Treasury stock—at cost 2,023,167 shares in 2004 and 4,431,486 shares in 2003	(806)	(906)	(7,631)
Total shareholders' equity	463,311	251,626	4,385,339
Total	¥12,753,758	¥12,478,021	$120,717,072

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	**2004**
Income:			
Interest income:			
Interest on loans and bills discounted	**¥115,044**	¥ 119,652	**$1,088,925**
Interest and dividends on securities	**42,651**	41,874	**403,707**
Interest on call loans and bills bought	**140**	295	**1,333**
Other interest income (Note 19)	**1,017**	1,243	**9,628**
Trust fees (Note 20)	**84,211**	100,627	**797,077**
Fees and commissions	**73,285**	56,325	**693,663**
Trading gains	**11,379**	738	**107,707**
Other operating income (Note 21)	**62,637**	83,902	**592,872**
Other income (Note 22)	**163,592**	101,992	**1,548,438**
Total income	**553,960**	506,651	**5,243,355**
Expenses:			
Interest expense:			
Interest on deposits	**25,765**	30,397	**243,876**
Interest on call money and bills sold	**110**	24	**1,044**
Interest on borrowings	**10,216**	11,920	**96,703**
Other interest expense (Note 23)	**16,153**	23,131	**152,895**
Fees and commissions	**11,445**	5,419	**108,330**
Trading losses	**419**	3	**3,972**
Other operating expenses (Note 24)	**18,126**	6,164	**171,574**
General and administrative expenses	**138,590**	159,520	**1,311,791**
Other expenses (Note 25)	**205,909**	309,743	**1,948,980**
Total expenses	**426,738**	546,325	**4,039,169**
Income (loss) before income taxes and minority interests	**127,222**	(39,673)	**1,204,185**
Income taxes (Note 26):			
Current	**6,310**	7,872	**59,731**
Deferred	**65,006**	45,553	**615,304**
Total income taxes	**71,317**	53,425	**675,036**
Minority interests in net income	**5,118**	3,611	**48,443**
Net income (loss)	**¥ 50,786**	¥ (96,710)	**$ 480,706**

	Yen		U.S. dollars (Note 1)
	2004	2003	**2004**
Per share of common stock (Note 30):			
Basic net income (loss)	**¥55.54**	¥(125.31)	**$0.52**
Diluted net income	**28.33**	—	**0.26**
Cash dividends per share applicable to the year (Note 18):			
Common stock	**¥ 2.50**	—	**$0.02**
Class I preferred stock	**40.00**	¥40.00	**0.37**
Class II preferred stock	**14.40**	14.40	**0.13**
Class III preferred stock	**20.00**	20.00	**0.18**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

	Thousands		Millions of yen						
	Issued number of shares of common stock	Issued number of shares of preferred stock	Common stock and preferred stocks	Capital surplus	Retained earnings (Accumulated deficit)	Land revaluation difference	Net unrealized gains (losses) on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, April 1, 2002	818,795	270,156	¥260,053	¥358,960	¥(124,455)	¥ 4,939	¥ 472	¥ (972)	¥(2,815)
Net loss					(96,710)				
Cash dividends					(7,294)				
Reversal of land revaluation difference					11,161	(7,967)			
Reduction of legal capital surplus				(131,648)	131,648				
Net unrealized losses on available-for-sale securities, less applicable tax							(145,809)		
Changes in foreign currency translation								104	
Decrease in treasury stock (7,921 thousand shares)					(24)				1,909
Exercise of warrants	69		38	38					
Balance, March 31, 2003	818,865	270,156	260,092	227,350	(85,676)	(3,028)	(145,337)	(868)	(906)
Net income					50,786				
Cash dividends					(5,278)				
Reversal of land revaluation difference					11,707	(11,707)			
Reduction of legal capital surplus				(103,192)	103,192				
Net unrealized gains on available-for-sale securities, less applicable tax							162,989		
Changes in foreign currency translation								71	
Decrease in treasury stock (2,408 thousand shares)				275					99
Exercise of warrants	5,265		1,370	1,370					
Balance, March 31, 2004	**824,131**	**270,156**	**¥261,462**	**¥125,802**	**¥ 74,732**	**¥(14,736)**	**¥ 17,652**	**¥ (796)**	**¥ (806)**

	Thousands of U.S. dollars (Note 1)						
	Common stock and preferred stocks	Capital surplus	Retained earnings (Accumulated deficit)	Land revaluation difference	Net unrealized gains (losses) on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 2003	$2,461,826	$2,151,920	$(810,945)	$ (28,663)	$(1,375,647)	$(8,218)	$(8,576)
Net income			480,706				
Cash dividends			(49,958)				
Reversal of land revaluation difference			110,817	(110,817)			
Reduction of legal capital surplus		(976,742)	976,742				
Net unrealized gains on available-for-sale securities, less applicable tax					1,542,732		
Changes in foreign currency translation						681	
Decrease in treasury stock		2,603					944
Exercise of warrants	12,967	12,967					
Balance, March 31, 2004	**$2,474,794**	**$1,190,748**	**$ 707,361**	**$(139,480)**	**$ 167,085**	**$(7,537)**	**$(7,631)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Mitsui Trust Holdings, Inc., and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
Operating activities:			
Income (loss) before income taxes and minority interests	¥ 127,222	¥ (39,673)	$ 1,204,185
Adjustments for:			
Income taxes paid	(12,705)	(12,038)	(120,257)
Depreciation and amortization	50,059	56,020	473,820
Equity in (earnings) losses of associated companies	(486)	504	(4,608)
Decrease in allowance for possible loan losses	(51,909)	(23,943)	(491,333)
Decrease in reserve for possible losses on collateralized real estate loans sold to CCPC	(4,389)	(2,777)	(41,550)
Decrease in reserve for bonus payment	(414)	(672)	(3,923)
(Decrease) increase in reserve for retirement benefits	(309)	50,672	(2,926)
Increase in reserve for expenses related to Expo 2005 Japan	45	—	429
Net (gain) loss on securities	(43,541)	4,836	(412,132)
Gain on money held in trust	(1,722)	(1,274)	(16,306)
Foreign exchange loss—net	10,614	13,921	100,467
Net loss on disposals of premises and equipment	1,971	854	18,660
Change in assets and liabilities:			
Increase in trading assets	(7,938)	(979)	(75,138)
(Decrease) increase in trading liabilities	(4,635)	3,158	(43,878)
Decrease in loans and bills discounted	9,568	214,733	90,567
Increase in deposits	443,816	929,786	4,200,818
(Decrease) increase in borrowed money (excluding subordinated borrowings)	(147,347)	132,533	(1,394,675)
(Increase) decrease in due from banks (excluding cash equivalents)	(5,379)	11,428	(50,919)
Increase in call loans and bills bought	(46,815)	(19,899)	(443,114)
Increase in receivables under securities borrowing transactions	(23,863)	(4,594)	(225,868)
Decrease in call money and bills sold	(81,982)	(186,500)	(775,978)
Increase (decrease) in payables under securities lending transactions	223,937	(53,117)	2,119,613
Increase in foreign exchanges (assets)	(1,735)	(123)	(16,422)
Increase (decrease) in foreign exchanges (liabilities)	3	(2)	36
Decrease in payables to trust account	(521,695)	(1,220,496)	(4,937,958)
Other—net	(14,158)	(206,387)	(134,008)
Net cash used in operating activities	(103,790)	(354,029)	(982,402)
Investing activities:			
Purchases of securities	(10,115,343)	(9,164,642)	(95,743,901)
Proceeds from sales of securities	7,381,355	7,161,408	69,866,118
Proceeds from redemption of securities	2,442,600	1,976,997	23,119,738
Increase in money held in trust	(2)	(4,216)	(25)
Decrease in money held in trust	54,157	18,341	512,609
Purchases of premises and equipment	(27,796)	(39,546)	(263,102)
Proceeds from sales of premises and equipment	11,054	24,427	104,631
Net cash used in investing activities	(253,975)	(27,230)	(2,403,930)
Financing activities:			
Payment of subordinated borrowings	(20,000)	(58,000)	(189,304)
Issuance of capital stock to minority interests	10,000	30,000	94,652
Dividends paid	(5,278)	(7,294)	(49,958)
Dividends paid for minority interests	(4,514)	(1,769)	(42,729)
Payment for purchase of treasury stock	(7,057)	(7,386)	(66,799)
Proceeds from sales of treasury stock	10,012	7,061	94,769
Net cash used in financing activities	(16,837)	(37,389)	(159,370)
Foreign currency translation adjustments on cash and cash equivalents	51	(11)	483
Net decrease in cash and cash equivalents	(374,552)	(418,660)	(3,545,219)
Cash and cash equivalents, beginning of year	832,071	1,250,731	7,875,735
Cash and cash equivalents, end of year	¥ 457,518	¥ 832,071	$ 4,330,515

Additional Cash Flow Information

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	**2004**
Non-cash investing and financing activities:			
Capital stock increased by conversion of bonds with warrants	**¥ 1,370**	¥ 38	**$ 12,967**
Capital surplus increased by conversion of bonds with warrants	**1,370**	38	**12,967**
Bonds with warrants decreased by exercise of warrants	**¥ 2,740**	¥ 77	**$ 25,934**
Exchange of bonds with warrants for standard bonds	**—**	16,100	**—**
Decrease in capital surplus and accumulated deficit by reduction of legal capital surplus	**103,192**	131,648	**976,742**
Decrease in loans by debt equity swap	**871**	1,080	**8,250**
Decrease in allowance for possible loan losses by debt equity swap	**1**	129	**14**
Increase in securities by debt equity swap	**870**	950	**8,236**

See Notes to Consolidated Financial Statements.

1. Basis of Presentation of Consolidated Financial Statements

The accompanying consolidated financial statements (banking account) have been prepared from the accounts maintained by Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings"), and its consolidated subsidiaries (together, the "Mitsui Trust Financial Group") in accordance with accounting principles generally accepted in Japan, and certain accounting and disclosure rules under the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to Mitsui Trust Holdings' consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications and rearrangements have been made in the 2003 consolidated financial statements to conform to classifications and presentations used in 2004.

In 2001, the Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), purchased all shares of Mitsui Asset Trust and Banking Co., Ltd. ("Mitsui Asset"), from a Japanese commercial bank, which became a wholly owned subsidiary of Chuo Mitsui. The business combination was accounted for as a purchase.

In February 2002, Chuo Mitsui established Mitsui Trust Holdings by way of stock transfers and became a wholly owned subsidiary of Mitsui Trust Holdings. The formation of Mitsui Trust Holdings was accounted for using the pooling-of-interests method in accordance with "Accounting for the Consolidation of the Holding Company Established by Stock Exchange or Stock Transfers," issued by the Japanese Institute of Certified Public Accountants (the "JICPA" Accounting Committee Research Report No. 6). Mitsui Trust Holdings then purchased all of the Mitsui Asset shares from Chuo Mitsui, thus completing a series of business reorganization activities resulting in Chuo Mitsui and Mitsui Asset becoming wholly owned subsidiaries of Mitsui Trust Holdings.

Japanese yen figures less than a million yen are rounded down to the nearest million yen, except for per share information.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui Trust Holdings is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥105.65 to US$1, the approximate rate of exchange at March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements as of March 31, 2004 include the accounts of Mitsui Trust Holdings and its significant 25 (23 in 2003) subsidiaries.

Under the control or influence concept, those companies in which the parent company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Mitsui Trust Financial Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in 2 associated companies are accounted for by the equity method in 2004 and 2003.

Investments in the remaining unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investment in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary or associated company at the date of acquisition is charged to income as incurred.

All significant intercompany transactions, balances and unrealized profits have been eliminated in consolidation.

b. Cash and Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include amounts due from the Bank of Japan.

c. Mark-to-Market Accounting for Trading Purpose Transactions

Transactions for trading purposes (that is, transactions which seek to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in trading assets and trading liabilities on a trade date basis. Trading securities and monetary claims bought for trading purposes recorded in these accounts are stated at market value and trading-related financial derivatives are at the amounts that would be settled if they were terminated at the end of the fiscal year.

Unrealized gains and losses on trading purpose transactions are recognized in the consolidated statements of operations.

d. Translation of Foreign Currency Accounts

The consolidated banking subsidiaries maintain their accounting records in Japanese yen. Assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rate prevailing at each balance sheet date.

In the previous fiscal year, the consolidated banking subsidiaries had adopted the transitional applications described in the Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA.

In the current fiscal year, the consolidated banking subsidiaries have adopted the main rules of JICPA Industry Audit Committee Report No. 25 and applied hedge accounting described in the Report to currency swap transactions and foreign exchange swap transactions for the purpose of funds lending or borrowing in different currencies. Consequently, these transactions, which were previously accrued, are marked-to-market from this fiscal year and net credit or debt is recorded on the consolidated balance sheet. As a result, other assets and other liabilities increased by ¥872 million ($8,261 thousand), respectively. This change had no effect on net income or shareholders' equity.

Foreign currency translation differences related to forward foreign exchange transactions, except mentioned above, which were previously stated on a net basis after offsetting, are stated on a gross basis from this fiscal year in accordance with JICPA Industry Audit Committee Report No. 25. As a result, other assets and other liabilities increased by ¥15,123 million ($143,148 thousand), respectively.

Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at the fiscal year-end of each company.

e. Securities

Securities other than investments in unconsolidated subsidiaries and associated companies are classified and accounted for, depending on management's intent, as follows:
i) Trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings;
ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

Securities in money held in trust are classified and accounted for the same as securities described above.

f. Derivative and Hedging Activities

Derivative financial instruments are classified and accounted for as follows: i) All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of operations; and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, certain domestic consolidated subsidiaries use the deferral hedge method or the fair value hedge method.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

Regarding hedge accounting to control foreign exchange rate risk arising from financial assets and liabilities denominated in foreign currencies, the consolidated banking subsidiaries apply the deferral method of hedge accounting. In the previous fiscal year, the consolidated banking subsidiaries had adopted the transitional applications described in the Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA. In the current fiscal year, the consolidated banking subsidiaries have adopted the main rules of JICPA Industry Audit Committee Report No. 25 and applied hedge accounting described in the Report to currency swap transactions and foreign exchange swap transactions for the purpose of funds lending or borrowing in different currencies.

g. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment owned by the consolidated banking subsidiaries is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is from 10 to 50 years for buildings, and from 3 to 8 years for equipment, furniture and fixtures.

Depreciation of premises and equipment owned by other consolidated subsidiaries is mainly computed by the straight-line method over the estimated useful lives of the respective assets.

h. Software

Capitalized software for internal use is amortized by the straight-line method over the estimated useful lives of the software (principally 5 years).

i. Land Revaluation

Under the Law of Land Revaluation, the Mitsui Trust and Banking Company, Limited, elected the one-time revaluation for its own-use land to a value based on real estate appraisal information as of March 31, 1998.

The resulting land revaluation difference represents unrealized appreciation of land and is stated as a component of shareholders' equity. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities.

As of March 31, 2004 and 2003, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥6,512 million ($61,646 thousand) and ¥7,761 million, respectively.

j. Stock and Bond Issue Expenses

Stock and bond issue expenses are being amortized by the straight-line method over 3 years and the annual amortization is presented in other expenses in the consolidated statements of operations.

k. Allowance for Possible Loan Losses

Allowance for possible loan losses of major consolidated subsidiaries is maintained in accordance with internally established standards for self-assessment write-offs and reserves for loan losses.

1) For loans extended to debtors that are legally bankrupt, such as debtors under bankruptcy and special liquidation proceedings ("legally bankrupt"), and to debtors that are in substantially similarly adverse condition ("virtually bankrupt"), reserves are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.

2) For loans extended to debtors that have not yet gone legally or formally bankrupt but that are likely to become bankrupt ("likely to become bankrupt"), reserves are maintained at amounts deemed necessary to absorb losses on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees, based on the overall assessment of debtors' repayment ability.

For loans of large debtors that are likely to become bankrupt and to be closely watched for which future cash flows could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

3) For loans extended to other debtors judged to be legally bankrupt, virtually bankrupt and likely to become bankrupt, as mentioned above, reserves are maintained at rates derived from historical loan loss experiences, etc.

4) Allowance for possible loan losses to restructuring countries is maintained in order to cover possible losses based on the political and economic climates of the countries.

All claims are assessed by the operating sections and each Credit Supervision Department based on the internal rules for self-assessment on asset quality. Subsequently, the Internal Audit Department, which is independent from the operating sections, reviews these self-assessments, and the reserves are provided based on the results of the self-assessments.

With respect to loans with collateral and/or guarantees extended to borrowers in bankruptcy or borrowers virtually in bankruptcy, the unrecoverable amount is estimated by deducting from the loan amount the realizable value of collateral or the amount likely to be recovered based on guarantees. The outstanding amount thus determined is then directly written off from the loan amount as the unrecoverable amount. Such loans totaled ¥232,625 million ($2,201,850 thousand) and ¥407,130 million as of March 31, 2004 and 2003, respectively.

Other consolidated subsidiaries provide for "allowance for possible loan losses" based on the past experience and management's assessment of the loan portfolio.

l. Reserve for Bonus Payment

Reserve for bonus payment is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

m. Reserve for Retirement Benefits and Pension Plans

Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

The unrecognized transitional obligation of ¥57,093 million ($540,404 thousand), determined as of April 1, 2000, by adoption of a new accounting standard, is being amortized over five years, and the annual amortization is presented in other expenses in the consolidated statements of operations.

n. Reserve for Possible Losses on Collateralized Real Estate Loans Sold to CCPC
The reserve for possible losses on loans collateralized by real estate sold to the Cooperative Credit Purchasing Company ("CCPC") was provided at an amount deemed necessary to cover possible losses based on the estimated fair value of real estate. In accordance with the terms of the loans collateralized by real estate sales contracts, Chuo Mitsui was required to cover certain portions of losses incurred, as defined in the contract, when CCPC disposed of real estate in satisfaction of the related debt.

o. Reserve for Expenses Related to Expo 2005 Japan
Reserve for expenses related to Expo 2005 Japan is provided for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" that will be held in Aichi Prefecture in 2005. This reserve includes the allowance that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

p. Appropriations of Retained Earnings
Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

q. Income Taxes
The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

r. Leases
All leases are accounted for as operating leases. In accordance with Japanese accounting standards for leases, finance leases that do not transfer ownership of the leased property to the lessee are permitted to be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

s. Cash Dividends
Interim dividends may be paid after the end of the semiannual period, by resolution of the Board of Directors, while year-end dividends are authorized after the close of each period to which they relate and are reflected in the consolidated statements of shareholders' equity when duly declared and paid.

t. Per Share Information
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding preferred stocks and full exercise of warrants at the beginning of the year (or at the time of issuance) with an applicable adjustment for related expense and dividends.

Diluted net income per share for the year ended March 31, 2003 was not computed because of the net loss position.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years, including dividends to be paid after the end of the year.

u. New Accounting Pronouncements
In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASB") issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

Mitsui Trust Holdings is currently in the process of assessing the effect of adoption of these pronouncements.

3. *Securities*

Securities as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Government bonds	**¥1,903,717**	¥1,662,682	**$18,019,097**
Municipal bonds	**1,850**	19,182	**17,517**
Corporate bonds	**275,589**	261,228	**2,608,514**
Stocks	**682,576**	884,979	**6,460,737**
Other securities	**722,210**	404,510	**6,835,879**
Total	**¥3,585,945**	¥3,232,584	**$33,941,746**

The carrying amounts and aggregate fair values of securities (including securities in trading assets and monetary claims bought) as of March 31, 2004 and 2003, were as follows:

	Millions of yen			
March 31, 2004	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**¥ 4,612**
Available-for-sale:				
Equity securities	**¥ 535,419**	**¥129,250**	**¥29,194**	**635,475**
Debt securities	**2,118,038**	**1,378**	**79,722**	**2,039,693**
Other	**629,028**	**3,097**	**2,843**	**629,282**
Held-to-maturity	**61,819**	**19**	**715**	**61,123**

	Millions of yen			
March 31, 2003	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				¥ 2,102
Available-for-sale:				
Equity securities	¥ 940,912	¥23,506	¥178,670	785,748
Debt securities	1,947,147	18,074	5,091	1,960,129
Other	260,097	1,557	4,185	257,470
Held-to-maturity	13,841	45	2	13,884

	Thousands of U.S. dollars			
March 31, 2004	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**$ 43,662**
Available-for-sale:				
Equity securities	**$ 5,067,864**	**$ 1,223,380**	**$276,333**	**6,014,911**
Debt securities	**20,047,692**	**13,044**	**754,594**	**19,306,142**
Other	**5,953,886**	**29,322**	**26,916**	**5,956,292**
Held-to-maturity	**585,131**	**186**	**6,773**	**578,543**

Note: Values in the balance sheets reflect fair market values calculated by using the average market prices during the final month of the fiscal period for Japanese stocks and securities investment trusts, and by using the market prices at the end of the fiscal period for securities other than Japanese stocks and securities investment trusts.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2004 and 2003, were mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Available-for-sale:			
Unlisted stocks	**¥151,005**	¥ 99,187	**$1,429,295**
Unlisted foreign securities	**62,895**	67,232	**595,320**
Subscription certificates	**28,145**	11,979	**266,404**
Total	**¥242,046**	¥178,399	**$2,291,019**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2004 and 2003, were ¥7,540,428 million ($71,371,776 thousand) and ¥7,169,747 million. Gross realized gains and losses on these sales, computed on the moving-average basis, were ¥100,408 million ($950,387 thousand) and ¥51,597 million ($488,385 thousand), respectively, for the year ended March 31, 2004, and ¥100,079 million and ¥46,867 million, respectively, for the year ended March 31, 2003.

The carrying values of securities classified as available-for-sale and held-to-maturity by contractual maturities as of March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due in one year or less	**¥ 297,292**	¥ 503,605	**$ 2,813,934**
Due after one year through five years	**170,975**	150,398	**1,618,317**
Due after five years through ten years	**1,619,945**	1,238,651	**15,333,133**
Due after ten years	**508,901**	259,392	**4,816,866**
Total	**¥2,597,114**	¥2,152,047	**$24,582,252**

Corporate stocks in unconsolidated subsidiaries and associated companies totaled ¥17,219 million ($162,986 thousand) and ¥16,926 million as of March 31, 2004 and 2003, respectively.

4. *Money Held in Trust*

The carrying amounts and aggregate fair values of money held in trust as of March 31, 2004 and 2003, were as follows:

	Millions of yen		
March 31, 2004	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			**¥11,961**
Available-for-sale	**¥3,211**	**¥1,779**	**4,990**

March 31, 2003	Millions of yen Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			¥61,747
Available-for-sale	¥5,857	¥3,317	9,174

March 31, 2004	Thousands of U.S. dollars Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			**$113,216**
Available-for-sale	**$30,400**	**$16,838**	**47,239**

5. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Bills discounted	**¥ 20,564**	¥ 36,405	**$ 194,648**
Loans on notes	**963,587**	1,406,361	**9,120,565**
Loans on deeds	**5,509,875**	5,041,489	**52,152,156**
Overdrafts	**695,925**	716,136	**6,587,083**
Total	**¥7,189,953**	¥7,200,393	**$68,054,454**

Nonaccrual Loans

Loans to borrowers in bankruptcy are included in loans and bills discounted, and totaled ¥35,163 million ($332,829 thousand) and ¥26,567 million as of March 31, 2004 and 2003, respectively.

Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons.

Loans to borrowers in bankruptcy represent nonaccrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt as defined in article 96, paragraph 1, subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

Past due loans are included in loans and bills discounted, and totaled ¥209,059 million ($1,978,796 thousand) and ¥230,976 million as of March 31, 2004 and 2003, respectively.

Past due loans are nonaccrual loans other than loans to borrowers in bankruptcy and loans for which interest payment is deferred in order to assist the debtor's financial recovery from financial difficulties.

Accruing Loans Contractually Past Due Three Months or More

Accruing loans contractually past due three months or more are included in loans and bills discounted, and totaled ¥723 million ($6,844 thousand) and ¥1,156 million as of March 31, 2004 and 2003, respectively. Loans classified as loans to borrowers in bankruptcy or past due loans are excluded.

Restructured Loans

Restructured loans are included in loans and bills discounted, and totaled ¥165,863 million ($1,569,930 thousand) and ¥358,457 million as of March 31, 2004 and 2003, respectively. Such restructured loans are loans on which Chuo Mitsui granted concessions (for example, reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist them in their financial recovery and eventually enable them to pay their creditors. Loans classified as loans to borrowers in bankruptcy or past due loans or accruing loans contractually past due three months or more are excluded.

Nonaccrual loans, loans accrued contractually past due three months or more and restructured loans totaled ¥410,809 million ($3,888,400 thousand) and ¥617,158 million as of March 31, 2004 and 2003, respectively.

These claims are those before deduction of the reserve for possible loan losses.

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No. 24 "Treatment of Accounting and Auditing Concerning Accounting for Financial Products in the Banking Industry" issued by the JICPA on February 13, 2002. Bills discounted by Chuo Mitsui are permitted to be sold or pledged.

6. Foreign Exchanges

Foreign exchanges as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Assets:			
Due from foreign banks	**¥6,713**	¥4,978	**$63,545**
Total	**¥6,713**	¥4,978	**$63,545**
Liabilities:			
Due to foreign banks	**¥ 27**	¥ 24	**$ 263**
Other	**1**	0	**10**
Total	**¥ 28**	¥ 25	**$ 273**

7. Other Assets

Other assets as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Prepaid expenses	¥ 1,239	¥ 1,375	$ 11,733
Accrued income	36,186	44,065	342,510
Prepaid pension expenses	97,680	89,992	924,562
Receivables for securities transactions	136,681	—	1,293,721
Other	240,826	223,643	2,279,478
Total	¥512,614	¥359,075	$4,852,005

8. Premises and Equipment

Premises and equipment as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Land	¥ 88,630	¥ 92,913	$ 838,902
Buildings	49,933	54,926	472,634
Equipment	12,213	14,726	115,603
Other	83,754	91,683	792,758
Total	¥234,532	¥254,250	$2,219,898

Accumulated depreciation amounted to ¥208,231 million ($1,970,956 thousand) and ¥216,850 million as of March 31, 2004 and 2003, respectively.

9. Collateral

The carrying amounts of assets pledged as collateral and the related collateralized debt as of March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Securities	¥ 922,966	¥ 934,362	$ 8,736,073
Loans	264,038	361,552	2,499,185
Other assets	660	805	6,254
Total	¥1,187,665	¥1,296,720	$11,241,512
Deposits	¥ 2,252	¥ 13,412	$ 21,318
Call money	150,000	300,000	1,419,782
Bills sold	97,900	—	926,644
Payables under repurchase agreements	—	99,999	—
Payables under securities lending transactions	418,182	194,245	3,958,188
Borrowed money	14,291	15,491	135,267
Total	¥ 682,625	¥ 623,149	$ 6,461,201

The following assets are deposited with respect to foreign exchange settlements and derivatives as of March 31, 2004 and 2003.

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Securities	¥637,443	¥444,802	$6,033,544
Due from banks	63	—	600
Other assets	18	16	175
Total	¥637,525	¥444,818	$6,034,319

In addition, the following assets were pledged or deposited as of March 31, 2004 and 2003.

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Securities deposits (included in premises and equipment)	¥15,482	¥18,668	$146,542
Deposits for futures transactions (included in other assets)	226	202	2,141
Total	¥15,708	¥18,870	$148,683

10. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets in the consolidated balance sheets representing Mitsui Trust Holdings' right of indemnity from the applicant.

11. Deposits

Deposits as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Current deposits	¥ 150,131	¥ 123,898	$ 1,421,024
Ordinary deposits	1,619,821	1,491,703	15,331,955
Deposits at notice	37,332	43,208	353,360
Time deposits	7,037,581	6,712,426	66,612,220
Negotiable certificates of deposit	215,530	221,960	2,040,037
Other	55,675	79,058	526,976
Total	¥9,116,071	¥8,672,254	$86,285,575

12. Borrowed Money

Borrowed money as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Borrowed money	¥ 51,996	¥199,343	$ 492,158
Subordinated borrowings	277,000	297,000	2,621,864
Perpetual subordinated borrowings	13,000	13,000	123,047
Total	¥341,996	¥509,343	$3,237,070

The weighted-average rates calculated from the interest rates and the balances as of March 31, 2004 and 2003, were 2.97% and 2.20%, respectively.

Annual maturities of borrowed money as of March 31, 2004, for the next 5 years were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥ 37,452	$ 354,497
2006	48,403	458,150
2007	10,636	100,672
2008	1,383	13,093
2009	50,495	477,946
Total	¥148,370	$1,404,360

13. Subordinated Bonds and Bonds with Warrants

Subordinated bonds and bonds with warrants as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Issuer: Mitsui Trust Holdings,			
1.07% Japanese yen perpetual subordinated convertible bonds	¥ —	¥ 2,630	$ —
Unsecured perpetual subordinated bonds, 3.02% (1.52% in 2003)	100,000	100,000	946,521
Issuer: Chuo Mitsui,			
Unsecured perpetual subordinated bonds, 2.17% (1.51% in 2003)	16,100	16,100	152,389
Issuer: MTI Capital (Cayman) Ltd.,			
0.5% Japanese yen subordinated convertible bonds due 2007	466	576	4,410
Issuer: MTI Finance (Cayman) Ltd.,			
Subordinated bonds, 1.24% to 5.00% (1.25% to 5.00% in 2003)	22,275	22,726	210,839
Total	¥138,841	¥142,032	$1,314,161

Annual maturities of bonds as of March 31, 2004, for the next 5 years were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 2,000	$ 18,930
2007	14,500	137,245
2008	3,741	35,410
Total	¥20,241	$191,586

The aforementioned convertible bonds are convertible into common stock of Mitsui Trust Holdings at the conversion prices set forth below, subject to adjustment under certain circumstances.

The conversion price per share was as follows:

March 31, 2004	Conversion price per share
0.5% Japanese yen subordinated convertible bonds due 2007	¥1,100

As of March 31, 2004, the above convertible bonds were convertible into 423,636 shares of Mitsui Trust Holdings' common stock.

14. Other Liabilities

Other liabilities as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Accrued expenses	¥ 37,474	¥ 32,663	$ 354,708
Unearned income	5,339	6,570	50,535
Other	73,729	66,156	697,866
Total	¥116,543	¥105,390	$1,103,110

15. Retirement and Pension Plans

Employees whose service with Mitsui Trust Holdings and certain domestic consolidated subsidiaries is terminated are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

Certain domestic consolidated subsidiaries have lump-sum severance indemnity plans and integrated contributory pension plans.

The consolidated banking subsidiaries contributed certain available-for-sale securities with a fair value to the employee retirement benefit trust for their pension plans. The securities held in this trust are qualified as plan assets.

The funded status for employees' retirement benefits as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Projected benefit obligation	**¥(180,410)**	¥(248,070)	**$(1,707,627)**
Fair value of plan assets	**233,507**	214,874	**2,210,199**
Unrecognized plan assets	**(12,869)**	—	**(121,814)**
Unrecognized prior service cost	**(3,070)**	(7,720)	**(29,061)**
Unrecognized actuarial loss	**51,930**	106,344	**491,538**
Unrecognized transitional obligation	**7,173**	22,836	**67,899**
Net amount accrued on the balance sheets	**96,261**	88,264	**911,133**
Prepaid pension expenses (included in other assets)	**97,680**	89,992	**924,562**
Reserve for retirement benefits	**¥ (1,418)**	¥ (1,727)	**$ (13,428)**

The components of net periodic benefit costs for the years ended March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Service cost	**¥ 5,163**	¥ 5,379	**$ 48,871**
Interest cost	**6,186**	7,023	**58,552**
Expected return on plan assets	**(6,717)**	(2,956)	**(63,581)**
Amortization of prior service cost	**(2,587)**	(2,587)	**(24,494)**
Recognized acturial loss	**12,114**	6,566	**114,667**
Amortization of transitional obligation for retirement benefits	**11,418**	11,418	**108,074**
Other	**11,439**	8,145	**108,276**
Net periodic benefit costs	**¥37,016**	¥32,988	**$350,367**

Assumptions used for the years ended March 31, 2004 and 2003, were set forth as follows:

	2004	2003
Discount rate	**1.9%**	2.5%
Expected rate of return on plan assets	**3.1%**	1.6%
Method of attributing the projected benefits to periods of services	**Straight-line basis**	Straight-line basis
Amortization period of prior service cost	**5 years**	5 years
Recognition period of actuarial loss	**9 to 10 years**	10 years
Amortization period of transitional obligation	**5 years**	5 years

In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, Mitsui Trust Holdings and its consolidated banking subsidiaries applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. Mitsui Trust Holdings and its consolidated banking subsidiaries obtained approval for exemption from the future obligation by the Ministry of Health, Labour and Welfare on March 31, 2004 and recognized a gain on exemption from the future pension obligation of the governmental program in the amount of ¥17,972 million ($170,110 thousand) for the year ended March 31, 2004. The substitutional portion of the plan assets which will be transferred to the government in the subsequent year is measured to be approximately ¥44,055 million ($416,991 thousand) as of March 31, 2004.

16. Commitment and Contingent Liabilities

a. A commitment line is a contract whereby Mitsui Trust Holdings' subsidiaries are obligated to advance funds up to a predetermined amount to a customer upon request, provided that the customer has met the terms and conditions of the contract. The total balance of unused commitment lines as of March 31, 2004 and 2003, was ¥1,530,434 million ($14,485,891 thousand) and ¥1,404,672 million, respectively, of which commitment lines whose maturities are less than one year were ¥1,501,776 million ($14,214,636 thousand) and ¥1,390,793 million, respectively.

Many of these commitment lines often expire without being drawn. As such, the total balance of unused commitment lines does not necessarily impact on the subsidiaries' future cash flows. Furthermore, many commitment lines contain provisions that allow the subsidiaries to refuse to advance funds to the customers or reduce the contract amount of the commitment lines under certain conditions.

The subsidiaries may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After the execution date, the subsidiaries periodically monitor the customers' creditworthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as by revising the terms of the contracts, if necessary.

b. Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Chuo Mitsui. Regarding guaranteed trusts, Chuo Mitsui guaranteed the principal amount of ¥1,570,268 million ($14,862,932 thousand) and ¥1,587,366 million for jointly operated money trusts as of

March 31, 2004 and 2003, respectively, and ¥1,995,167 million ($18,884,691 thousand) and ¥2,655,940 million for loan trusts as of March 31, 2004 and 2003, respectively.

17. *Shareholders' Equity*

Japanese companies are subject to the Japanese Commercial Code (the "Code"), to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated, resulting in all shares being recorded with no par value, and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of capital stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the capital stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the capital stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock, allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of capital stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The amount of retained earnings available for dividends under the Code was ¥16,587 million ($156,999 thousand) as of March 31, 2004, based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Banking Law of Japan, the consolidated banking subsidiaries are required to appropriate an amount at least equal to 20% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period as a legal reserve until such reserve and additional paid-in capital equals 100% of capital stock. The amount of total additional paid-in capital and legal reserve that exceeds 100% of the capital stock may be available for dividends by resolution of the shareholders.

18. *Common Stock and Preferred Stocks*

Common stock and preferred stocks as of March 31, 2004, consisted of the following:

	Number of shares		Per share (Yen)
Class of stock	Authorized	Issued	Year-end cash dividend
Common stock	4,068,332,436	824,131,581	¥ 2.50
Class I preferred stock	20,000,000	20,000,000	40.00
Class II preferred stock	93,750,000	93,750,000	14.40
Class III preferred stock	156,406,250	156,406,250	20.00
Class IV preferred stock	12,875,000	—	—

Note: The authorization to issue 12,875,000 shares of Class IV preferred stock was rescinded at the general shareholders' meeting held on June 29, 2004.

Mitsui Trust Holdings issued non-voting, non-cumulative and non-participating preferred stocks. These preferred stocks are convertible into common stock at the specific convertible price. The preferred shareholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of share, to the specific annual dividend.

Preferred shareholders receive liquidation at ¥1,600 per share and do not have the right to participate in any further liquidation distribution.

The preferred stocks are convertible for a fixed period of time at the option of the shareholder. Unless previously converted by the preferred shareholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on a specific day, at the number of common shares calculated by the market price per share on the day following the day of each convertible due.

Issue terms of each preferred stock are as follows:

	Preferred stock		
	Class I	Class II	Class III
Annual dividend	¥40.00	¥14.40	¥20.00
Convertible due	July 31, 2018	July 31, 2009	July 31, 2009
Convertible price	¥395.40	¥450.00	¥450.00

19. Other Interest Income

Other interest income for the years ended March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Interest on due from banks	¥ 793	¥1,059	$7,514
Interest on interest rate swaps	92	69	873
Other	130	114	1,239
Total	¥1,017	¥1,243	$9,628

20. Trust Fees

Chuo Mitsui and Mitsui Asset receive fees for controlling and managing trust properties held under trust agreements between them and their clients.

21. Other Operating Income

Other operating income for the years ended March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Gains on foreign exchange	¥ 40	¥ 2,900	$ 384
Gains on sales and redemption of bonds	46,568	67,052	440,785
Gains on sales of loans	15,777	2,038	149,335
Other	250	11,910	2,367
Total	¥62,637	¥83,902	$592,872

22. Other Income

Other income for the years ended March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Gains on sales of stocks and other securities	¥ 69,205	¥ 44,923	$ 655,048
Gains on money held in trust	935	923	8,850
Lease-related income	32,645	31,627	308,996
Net reversal of allowance for possible loan losses	6,644	—	62,888
Refund of enterprise taxes from the Tokyo Metropolitan Government	8,888	—	84,127
Gains on transfer of the substitutional portion of the governmental pension program	17,972	—	170,110
Other	27,301	24,519	258,417
Total	¥163,592	¥101,992	$1,548,438

23. Other Interest Expense

Other interest expense for the years ended March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Interest on subordinated bonds	¥ 4,218	¥ 2,474	$ 39,926
Interest on bonds with warrants	6	117	66
Interest on interest rate swaps	1,248	7,075	11,813
Interest on payables under repurchase agreements and payables under securities lending transactions	2,963	876	28,048
Other	7,716	12,587	73,040
Total	¥16,153	¥23,131	$152,895

24. Other Operating Expenses

Other operating expenses for the years ended March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Losses on sales and redemption of bonds	¥12,416	¥ 860	$117,521
Losses on devaluation of bonds	19	197	181
Other	5,691	5,106	53,872
Total	¥18,126	¥6,164	$171,574

25. Other Expenses

Other expenses for the years ended March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Net provision for possible loan losses	¥ —	¥ 16,415	$ —
Write-off of loans	27,404	53,547	259,386
Losses on sales of stocks and other equity securities	52,993	46,510	501,595
Losses on devaluation of stocks and other securities	2,570	62,541	24,327
Losses on money held in trust	253	653	2,399
Lease-related expenses	30,236	29,249	286,192
Losses on disposition of premises and equipment	3,416	5,774	32,333
Amortization of transitional obligation for retirement benefits	11,418	11,418	108,074
Other	77,617	83,636	734,670
Total	¥205,909	¥309,743	$1,948,980

26. Income Taxes

Mitsui Trust Holdings and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42.05% for the years ended March 31, 2004 and 2003.

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities as of March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Deferred tax assets:			
Allowance for possible loan losses	**¥ 62,855**	¥ 173,008	**$ 594,945**
Tax loss carryforwards	**271,608**	175,301	**2,570,831**
Securities	**31,101**	73,907	**294,380**
Net unrealized losses on available-for-sale securities	**5,618**	64,240	**53,176**
Other	**45,027**	47,606	**426,196**
Valuation allowance	**(119,056)**	(163,286)	**(1,126,896)**
Total deferred tax assets	**297,154**	370,778	**2,812,634**
Deferred tax liabilities	**(20,443)**	(26,130)	**(193,501)**
Net deferred tax assets	**¥ 276,711**	¥ 344,647	**$ 2,619,133**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of operations for the years ended March 31, 2004 and 2003, was as follows:

	2004	2003
Normal effective statutory tax rate	**42.05%**	42.05%
Valuation allowance	**7.34**	(192.50)
Effect of tax rate reduction	**—**	19.48
Elimination of unrealized gain on intercompany transactions	**8.68**	(2.19)
Difference in statutory tax rate between Mitsui Trust Holdings and consolidated banking subsidiaries	**(2.53)**	—
Other—net	**0.50**	(1.49)
Actual effective tax rate	**56.05%**	(134.66)%

As of March 31, 2004, certain subsidiaries have tax loss carryforwards aggregating approximately ¥668,927 million ($6,331,540 thousand) which are available to be offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 57,616	$ 545,356
2007	223,819	2,118,496
2008	144,636	1,369,019
2009	242,854	2,298,668
Total	¥668,927	$6,331,540

27. Leases

Lessee

Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥12 million ($113 thousand) and ¥33 million for the years ended March 31, 2004 and 2003, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance leases, depreciation expense, and interest expense of finance leases on an "as if capitalized" basis for the years ended March 31, 2004 and 2003, was as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
	Equipment	Equipment	Equipment
Acquisition cost	**¥24**	¥149	**$235**
Accumulated depreciation	**22**	122	**212**
Net leased property	**¥ 2**	¥ 27	**$ 23**

Obligations under financial leases as of March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within one year	**¥2**	¥22	**$20**
Due after one year	**0**	3	**3**
Total	**¥2**	¥26	**$24**

Depreciation expense and interest expense under finance leases for the years ended March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Depreciation expense	**¥9**	¥28	**$92**
Interest expense	**0**	1	**2**
Total	**¥9**	¥30	**$94**

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of operations, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases as of March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within one year	**¥ 5**	¥12	**$ 49**
Due after one year	**13**	19	**132**
Total	**¥19**	¥31	**$181**

Lessor

Total leases receipts under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥30,780 million ($291,340 thousand) and ¥28,094 million for the years ended March 31, 2004 and 2003, respectively.

Information of leased property that does not transfer ownership of the leased property to the lessee for the years ended March 31, 2004 and 2003, was as follows:

	Millions of yen		
	2004		
	Equipment	Other assets	Total
Acquisition cost	¥195,234	¥2,027	¥197,261
Accumulated depreciation	125,134	1,072	126,206
Net leased property	¥ 70,100	¥ 954	¥ 71,055

	Millions of yen		
	2003		
	Equipment	Other assets	Total
Acquisition cost	¥189,540	¥1,887	¥191,428
Accumulated depreciation	115,351	958	116,309
Net leased property	¥ 74,189	¥ 929	¥ 75,118

	Thousands of U.S. dollars		
	2004		
	Equipment	Other assets	Total
Acquisition cost	$1,847,936	$19,190	$1,867,126
Accumulated depreciation	1,184,420	10,154	1,194,575
Net leased property	$ 663,515	$ 9,035	$ 672,551

Receivables under financial leases as of March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Due within one year	¥26,215	¥27,061	$248,131
Due after one year	49,002	52,721	463,818
Total	¥75,217	¥79,782	$711,950

Depreciation expense and interest income under finance leases for the years ended March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Depreciation expense	¥28,215	¥25,486	$267,067
Interest income	1,138	1,228	10,777
Total	¥29,354	¥26,714	$277,844

Interest income, which is not reflected in the accompanying consolidated statements of operations, was computed by the interest method.

The minimum rental commitments under noncancellable operating leases as of March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Due within one year	¥1,041	¥194	$ 9,860
Due after one year	1,968	364	18,632
Total	¥3,010	¥558	$28,493

28. *Derivatives Information*

Derivative Transactions

a. Instruments

The primary derivative transactions undertaken by Mitsui Trust Financial Group are listed below.

Interest rate derivatives: interest futures, interest rate future options, interest rate swaps, caps, floors and swaptions

Bond derivatives: bond futures, bond future options, over-the-counter bond options

Currency derivatives: foreign exchange contracts, currency swaps and currency options

Stock derivatives: equity swaps, stock forward transactions

Other: credit derivatives

b. Purposes and Policies for Derivative Transactions

Mitsui Trust Financial Group employs derivative transactions as a vital tool to meet the increasingly sophisticated and diversified financial needs of clients and to keep the market risk exposure on its own assets and liabilities to a level commensurate with its risk management capacity. Derivative transactions involve various risks, including market risk, which arises through changing interest rates and price fluctuations. Mitsui Trust Financial Group must be aware of the characteristics and volume of such risk and enforce strict risk management processes to hedge the risks inherent in derivative transactions. Mitsui Trust Financial Group does not engage in leveraged derivative transactions, for which transaction values fluctuate significantly compared with the price movement of the underlying products.

c. Transaction Purposes

(1) Banking Account

In the banking account, Mitsui Trust Financial Group uses derivative transactions to hedge asset and liability risks, such as interest rate risk and foreign exchange rate risk.

In principle, Mitsui Trust Financial Group applies fair-value accounting to derivative transactions in the banking account. In addition, of derivatives used for hedging purposes, those transactions recognized for being highly effective in hedging risk are accounted for by hedge accounting.

(2) Trading Account
In the trading account, Mitsui Trust Financial Group uses derivative transactions to secure profit, primarily through short-term price fluctuations. Mitsui Trust Financial Group also provides a wide assortment of derivative-embedded, high-value-added financial products and financial risk management measures to assist clients in their financing requirements. When providing these products and measures, Mitsui Trust Financial Group strives to ensure that clients fully understand the inherent risks and the content of transactions into which derivatives have been integrated.

d. Contents of Risks for Derivative Transactions

(1) Market Risk
Market risk is the potential for loss caused by fluctuations in the fair value of financial products or portfolios, owing to changes in market volatility on the market prices of traded products, such as interest rates, foreign exchange rates and marketable securities. Mitsui Trust Financial Group measures risk volume through such means as basis point value ("BPV")* and value at risk ("VaR")**.

VaR for the fiscal years ended March 31, 2004 and 2003***, in the trading account, on a consolidated basis, is presented below.

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Maximum	**¥279**	¥373	**$2,643**
Minimum	**18**	31	**166**
Average	**95**	100	**901**
End of year	**62**	75	**591**

* BPV shows the change in fair value of transactions when interest rates change by one basis point (0.01%).
** VaR is a method to statistically gauge the maximum portfolio loss at a certain probability during a given holding period, thereby facilitating standardized measurement of risk across different products, including interest rates, foreign exchange rates and bonds.
*** Measurement assumes a confidence level of 99% and a holding period of 10 days.

(2) Credit Risk
Credit risk is the possibility of reduction or complete elimination of fair value on transactions, owing to such adverse developments as the worsening financial position of a borrower. In the case of derivative transactions, credit risk is not the loss of the assumed principal but the cost, or reconstruction cost, extended to conclude an agreement with a third party having cash flow equivalent to the amount at the time the original counterparty defaulted.

Mitsui Trust Financial Group's credit equivalent—determined on a consolidated basis according to Bank for International Settlements (BIS) capital adequacy standards—comprises latent credit exposure plus reconstruction costs. The amounts for the years ended March 31, 2004 and 2003, comprise the following components:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Interest rate swaps	**¥117,009**	¥ 137,835	**$1,107,517**
Currency swaps	**3,265**	4,512	**30,913**
Foreign exchange contracts	**18,184**	17,214	**172,116**
Interest options (Buy)	**3,312**	328	**31,356**
Currency options (Buy)	**333**	457	**3,154**
Stock derivative transactions	**1,510**	271	**14,292**
Effect of close-out netting agreements that reduce Mitsui Trust Financial Group's credit risk exposure	**(90,933)**	(121,360)	**(860,706)**
Total	**¥ 52,681**	¥ 39,259	**$ 498,645**

e. Risk Management System for Derivative Transactions
Mitsui Trust Financial Group is fully aware of the social responsibility and public mission that is incumbent upon financial institutions. Members of Mitsui Trust Financial Group therefore assume risk only within strategic objectives and risk-hedging capabilities, based on suitable risk management, and adhere to a basic risk management policy to secure appropriate returns on investment.

As the holding company for Mitsui Trust Financial Group, Mitsui Trust Holdings monitors risk management for the entire Mitsui Trust Financial Group, oversees the system for securing appropriate profits and for managing risk at the consolidated banking subsidiaries, and provides guidance for enhancing the system when and where necessary.

The consolidated banking subsidiaries have established their own Rules for Risk Management geared to respective operating scale and business characteristics, in accordance with the risk management direction of Mitsui Trust Financial Group that Mitsui Trust Holdings has set forth in its Rules for Risk Management, and utilize these rules to undertake appropriate risk management.

With regard to market risk, specially, Chuo Mitsui maintains a basic policy through its Rules for Market Risk Management and follows Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk limits as well as to underpin, for example, a split office structure. A cross-check structure has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Corporate Risk Management Department, which is independent of both the front and back offices and pinpoints the status of activities undertaken by both office categories.

This department identifies and analyzes groupwide risk, tracks compliance of risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

With regard to hedge transactions, Chuo Mitsui has prepared Rules for Hedge Transactions to maintain suitable control of hedge transactions.

For credit risk, Chuo Mitsui follows Rules for Credit Risk Management, which provide direction for regulating credit risk on loans, fund transactions, derivative transactions and other credit-related risks, and works to forge a stronger credit risk management structure.

Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions are appropriately monitored.

Fair Value of Transactions

The following transactions are stated at fair value and unrealized gains (losses) are reflected in the consolidated statements of operations. Transactions which qualify for hedge accounting were excluded from the following table.

Interest rate transactions

	Millions of yen			
	2004			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	**¥ 47,919**	**¥ —**	**¥ (24)**	**¥ (24)**
Buying	**61,224**	**—**	**(43)**	**(43)**
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	**3,093,386**	**2,290,954**	**79,177**	**79,177**
Floating rate receipt, fixed rate payment	**2,925,631**	**2,206,157**	**(66,109)**	**(66,109)**
Floating rate receipt, floating rate payment	**32,200**	**32,200**	**3,910**	**3,910**
Caps:				
Selling	**13,600**	**13,600**	**(33)**	**10**
Buying	**5,600**	**5,600**	**1**	**(13)**
Others:				
Selling	**93,500**	**74,500**	**(1,428)**	**(156)**
Buying	**44,000**	**24,000**	**420**	**46**
Total			**¥ 15,869**	**¥ 16,796**

	Millions of yen			
	2003			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 3,171	¥ —	¥ 0	¥ 0
Buying	6,234	—	(2)	(2)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	2,820,798	984,355	112,756	112,756
Floating rate receipt, fixed rate payment	2,557,311	926,511	(105,673)	(105,673)
Floating rate receipt, floating rate payment	32,200	32,200	4,382	4,382
Caps:				
Selling	38,542	5,000	(10)	87
Buying	62,742	—	0	(64)
Others:				
Selling	120,400	63,000	(2,339)	(901)
Buying	50,400	38,000	267	23
Total			¥ 9,381	¥ 10,609

	Thousands of U.S. dollars			
	2004			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	$ 453,572	$ —	$ (229)	$ (229)
Buying	579,501	—	(410)	(410)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	29,279,565	21,684,374	749,428	749,428
Floating rate receipt, fixed rate payment	27,691,732	20,881,757	(625,745)	(625,745)
Floating rate receipt, floating rate payment	304,779	304,779	37,011	37,011
Caps:				
Selling	128,726	128,726	(315)	96
Buying	53,005	53,005	18	(125)
Others:				
Selling	884,997	705,158	(13,524)	(1,485)
Buying	416,469	227,165	3,979	439
Total			$150,211	$158,978

Note: The fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. The fair value of over-the-counter transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Currency transactions

	Millions of yen		
	2004		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Currency rate swaps	¥221,865	¥ (407)	¥ (407)
Foreign exchange contracts:			
Selling	514,904	15,476	15,476
Buying	573,766	(13,053)	(13,053)
Currency options:			
Selling	12,572	(151)	(18)
Buying	26,069	224	41

	Millions of yen		
	2003		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Currency rate swaps (Note 2)	¥352,552	¥(1,805)	¥(1,805)

	Thousands of U.S. dollars		
	2004		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Currency rate swaps	$2,100,000	$ (3,859)	$ (3,859)
Foreign exchange contracts:			
Selling	4,873,682	146,491	146,491
Buying	5,430,822	(123,557)	(123,557)
Currency options:			
Selling	119,000	(1,438)	(175)
Buying	246,757	2,120	394

Notes: 1. The fair value of over-the-counter currency transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.
2. Currency rate swaps were accrued in 2003 in accordance with the transitional applications described in the Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA.
3. Foreign exchange contracts and currency options were excluded from the above table in 2003, as their carrying amounts were re-priced at the end of term and their gains and losses were stated in the consolidated statement of operations. Contract or notional amount of these transactions in 2003 was as follows:

	Millions of yen
	2003
	Contract or notional amount
Over-the-counter:	
Foreign exchange contracts:	
Selling	¥441,436
Buying	465,095
Currency options:	
Selling	24,040
Buying	31,540

Stock transactions

	Millions of yen		
	2004		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Listed:			
Stock index futures			
Selling	¥1,735	¥ (33)	¥ (33)
Over-the-counter:			
Stock index swaps:			
Receipts equity index return/Payments short-term floating rate interest	5,032	(73)	(73)
Total		¥(106)	¥(106)

	Millions of yen		
	2003		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter:			
Stock index swaps:			
Receipts equity index return/Payments short-term floating rate interest	¥4,045	¥(223)	¥(223)

	Thousands of U.S. dollars		
	2004		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Listed:			
Stock index futures			
Selling	$16,429	$ (317)	$ (317)
Over-the-counter:			
Stock index swaps:			
Receipts equity index return/Payments short-term floating rate interest	47,634	(694)	(694)
Total		$(1,011)	$(1,011)

Note: The fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. The fair value of over-the-counter transactions is calculated according to discounted present value and other valuation techniques.

Bond transactions

	Millions of yen		
	2004		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	¥11,578	¥ (7)	¥ (7)
Buying	12,904	(38)	(38)

	Millions of yen		
	2003		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	¥4,537	¥(0)	¥(0)
Buying	736	3	3

	Thousands of U.S. dollars		
	2004		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	$109,590	$ (69)	$ (69)
Buying	122,141	(366)	(366)

Note: The fair value of listed transactions is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Credit derivative transactions

	Millions of yen			
	2004			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps				
Selling	¥65,000	¥65,000	¥(57)	¥(57)

	Thousands of U.S. dollars			
	2004			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps				
Selling	$615,238	$615,238	$(542)	$(542)

Notes: 1. Fair value is calculated according to discounted present value.
2. "Selling" refers to acceptance transactions on credit risk.

29. Segment Information

Information about business segments, geographic segments and ordinary income from international operations for the years ended March 31, 2004 and 2003, is as follows:

(1) Business Segment Information

	Millions of yen			
	2004			
	Trust banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 463,460	¥ 52,725	¥ —	¥ 516,186
Intersegment	8,337	19,738	(28,075)	—
Total ordinary income	471,798	72,464	(28,075)	516,186
Ordinary expenses	369,705	60,813	(19,693)	410,825
Ordinary profit	¥ 102,092	¥ 11,650	¥ (8,382)	¥ 105,361
Assets, depreciation and capital expenditures:				
Total assets	¥12,803,893	¥1,066,777	¥(1,116,913)	¥12,753,758
Depreciation	19,847	30,174	—	50,021
Capital expenditures	11,001	27,600	—	38,602

	Millions of yen			
	2003			
	Trust banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 438,039	¥ 59,212	¥ —	¥ 497,252
Intersegment	5,760	11,541	(17,301)	—
Total ordinary income	443,800	70,753	(17,301)	497,252
Ordinary expenses	478,815	60,072	(16,908)	521,979
Ordinary profit (loss)	¥ (35,014)	¥ 10,681	¥ (393)	¥ (24,727)
Assets, depreciation and capital expenditures:				
Total assets	¥12,372,152	¥1,298,284	¥(1,192,414)	¥12,478,021
Depreciation	26,130	29,876	—	56,007
Capital expenditures	25,411	30,861	—	56,272

	Thousands of U.S. dollars			
	2004			
	Trust banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	$ 4,386,757	$ 499,061	$ —	$ 4,885,818
Intersegment	78,913	186,827	(265,740)	—
Total ordinary income	4,465,670	685,888	(265,740)	4,885,818
Ordinary expenses	3,499,339	575,611	(186,401)	3,888,549
Ordinary profit	$ 966,331	$ 110,276	$ (79,339)	$ 997,268
Assets, depreciation and capital expenditures:				
Total assets	$121,191,613	$10,097,282	$(10,571,823)	$120,717,072
Depreciation	187,860	285,604	—	473,464
Capital expenditures	104,130	261,246	—	365,377

Notes: 1. Ordinary income represents total income excluding mainly net reversal of allowance for possible loan losses and gain on transfer of the substitutional portion of the governmental pension program in other income. Ordinary expenses represents total expenses excluding mainly losses on disposition of premises and equipment and amortization of transitional obligation for retirement benefits in other expenses.
2. "Other finance-related operations" mainly consists of credit guarantee services, leasing and credit card services.

(2) Geographic Segment Information

Since domestic (Japan) total ordinary income and total assets by geographic segment for the years ended March 31, 2004 and 2003, represented more than 90% of the consolidated total ordinary income and total assets of each respective year, geographic segment information was not required to be disclosed.

(3) Ordinary Income from International Operations

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Ordinary income from international operations (A)	¥ 49,357	¥ 29,469	$ 467,182
Consolidated ordinary income (B)	516,186	497,252	4,885,818
(A)/(B) (%)	9.5%	5.9%	9.5%

30. Per Share Information

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2004 and 2003, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Year ended March 31, 2004	Net income (loss)	Weighted-average shares	EPS	EPS
Basic EPS				
Net income available to common shareholders	¥45,508	819,258	¥55.54	$0.52
Effect of dilutive securities				
Bonds with warrants	4	2,236		
Preferred stocks	5,278	970,925		
Diluted EPS				
Net income for computation	¥50,790	1,792,419	¥28.33	$0.26
Year ended March 31, 2003				
Basic EPS				
Net loss available to common shareholders	¥(101,988)	813,860	¥(125.31)	

Diluted net income per share for the year ended March 31, 2003, was not computed because of the net loss position.

31. Subsequent Event

The following plan of Mitsui Trust Holdings for the appropriation of unappropriated profit was approved at the general meeting of shareholders held on June 29, 2004:

	Millions of yen	Thousands of U.S. dollars
Year-end dividends:		
Common stock, ¥2.50 ($0.02) per share	¥2,058	$19,481
Class I preferred stock, ¥40.00 ($0.37) per share	800	7,572
Class II preferred stock, ¥14.40 ($0.13) per share	1,350	12,778
Class III preferred stock, ¥20.00 ($0.18) per share	3,128	29,608
Total	¥7,336	$69,439

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
Mitsui Trust Holdings, Inc.:

We have audited the accompanying consolidated balance sheets ("Banking Account") of Mitsui Trust Holdings, Inc. and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mitsui Trust Holdings, Inc. and consolidated subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 29, 2004

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan. The standards to audit such financial statements are those which are generally accepted in Japan.

Member of
Deloitte Touche Tohmatsu

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

Mitsui Trust Holdings, Inc.
As of March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
ASSETS			
Current assets:			
Income tax refunds receivable	¥ 831	¥ 19,183	$ 7,873
Deferred tax assets	200	—	1,899
Other current assets	79	660	755
Total current assets	1,112	19,844	10,527
Non-current assets:			
Tangible fixed assets	1	1	10
Intangible fixed assets	1	1	12
Investments and other assets:	873,018	872,157	8,263,307
Investment securities	75	75	709
Investments in subsidiaries and associated companies (Stocks)	631,948	618,408	5,981,531
Investments in subsidiaries (Bonds)	100,000	100,000	946,521
Investments in subsidiaries (Convertible bonds)	466	3,206	4,410
Investments in subsidiaries (Long-term loans)	140,000	150,000	1,325,130
Deferred tax assets	136	80	1,293
Other investments	391	387	3,709
Total non-current assets	873,020	872,160	8,263,330
Deferred charges	185	406	1,757
Total	¥874,318	¥892,412	$8,275,615
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Current liabilities:			
Short-term loans from subsidiaries	¥ 5,977	¥ 23,983	$ 56,575
Accrued expenses	603	442	5,713
Accrued taxes	576	—	5,456
Reserve for bonus payment	39	39	378
Deferred tax liabilities	—	1,677	—
Other current liabilities	51	36	485
Total current liabilities	7,248	26,179	68,608
Non-current liabilities:			
Long-term loans	140,000	150,000	1,325,130
Bonds	203,300	192,500	1,924,278
Convertible bonds	466	3,206	4,410
Reserve for retirement benefits	343	226	3,253
Reserve for expenses related to Expo 2005 Japan	45	—	429
Total non-current liabilities	344,155	345,932	3,257,502
Total liabilities	351,403	372,112	3,326,111
Shareholders' equity:			
Common stock and preferred stock	261,462	260,092	2,474,794
Capital surplus	244,866	243,494	2,317,710
Retained earnings	16,883	16,818	159,807
Treasury stock—at cost 862,013 shares in 2004 and 489,389 shares in 2003	(296)	(105)	(2,807)
Total shareholders' equity	522,915	520,299	4,949,504
Total	¥874,318	¥892,412	$8,275,615

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

Mitsui Trust Holdings, Inc.
Years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Operating income:			
Interest income on loans to subsidiaries	¥ 2,347	¥ 3,096	$ 22,223
Interest income on investments in subsidiaries (Bonds)	3,072	1,556	29,079
Interest income on investments in subsidiaries (Convertible bonds)	6	118	66
Fees and commissions received from subsidiaries	2,119	2,479	20,065
Dividends received from subsidiaries	8,545	2	80,886
Total operating income	16,092	7,251	152,321
Operating expenses:			
Interest expense on loans	2,347	3,096	22,223
Interest expense on bonds	6,250	3,589	59,165
Interest expense on convertible bonds	6	117	66
General and administrative expenses	1,566	1,922	14,828
Total operating expenses	10,172	8,725	96,282
Operating profit (loss)	5,920	(1,474)	56,038
Non-operating income:			
Gain on sales of securities	0	11,737	0
Other non-operating income	279	240	2,642
Total non-operating income	279	11,977	2,643
Non-operating expenses:			
Interest expenses on loans from subsidiaries	142	114	1,350
Other non-operating expenses	577	558	5,464
Total non-operating expenses	719	673	6,814
Income before income taxes	5,479	9,829	51,866
Income taxes:	136	1,600	1,294
Current	2,071	3	19,603
Deferred	(1,934)	1,597	(18,308)
Net income	¥ 5,342	¥ 8,228	$ 50,572

	Yen		U.S. dollars
	2004	2003	2004
Per share of common stock:			
Basic net income	¥0.07	¥3.60	$0.00
Diluted net income	0.07	3.59	0.00

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

The Chuo Mitsui Trust and Banking Company, Limited
As of March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
ASSETS			
Cash and cash equivalents	¥ 398,352	¥ 566,513	$ 3,770,491
Due from banks other than due from the Bank of Japan	64,293	58,913	608,550
Receivables under resale agreements	—	24,999	—
Receivables under securities borrowing transactions	34,427	10,564	325,858
Monetary claims bought	54,187	—	512,898
Trading assets	21,121	13,203	199,918
Securities	3,585,337	3,098,805	33,935,995
Money held in trust	11,961	61,747	113,216
Loans and bills discounted	7,289,543	7,165,614	68,997,095
Foreign exchanges	6,713	4,978	63,545
Other assets	444,281	281,198	4,205,222
Premises and equipment	137,984	167,385	1,306,051
Deferred tax assets	268,900	335,500	2,545,196
Customers' liabilities for acceptances and guarantees	263,401	243,780	2,493,153
Allowance for possible loan losses	(92,603)	(144,438)	(876,513)
Total	¥12,487,902	¥11,888,766	$118,200,681
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits	¥ 9,138,118	¥ 8,683,806	$ 86,494,259
Call money	154,817	300,000	1,465,382
Payables under repurchase agreements	—	99,999	—
Payables under securities lending transactions	418,182	194,245	3,958,188
Bills sold	97,900	—	926,644
Trading liabilities	4,298	8,933	40,683
Borrowed money	342,833	363,411	3,244,989
Foreign exchanges	28	25	273
Subordinated bonds	116,100	116,100	1,098,911
Bonds with warrants	466	3,206	4,410
Payables to trust account	1,340,159	1,500,303	12,684,896
Other liabilities	85,618	68,259	810,397
Reserve for bonus payment	2,006	2,184	18,989
Reserve for possible losses on collateralized real estate loans sold to CCPC	—	4,389	—
Acceptances and guarantees	263,401	243,780	2,493,153
Total liabilities	11,963,930	11,588,645	113,241,180
Shareholders' equity:			
Common stock and preferred stock	356,264	349,894	3,372,120
Capital surplus	105,578	202,401	999,327
Retained earnings (Accumulated deficit)	90,407	(103,192)	855,727
Land revaluation difference	(14,736)	(3,028)	(139,480)
Net unrealized losses on available-for-sale securities	(13,543)	(145,954)	(128,193)
Total shareholders' equity	523,971	300,120	4,959,501
Total	¥12,487,902	¥11,888,766	$118,200,681

Non-Consolidated Statements of Operations (Supplemental Information—Unaudited)

The Chuo Mitsui Trust and Banking Company, Limited
Years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Income:			
Interest income:			
Interest on loans and bills discounted	**¥115,911**	¥ 119,934	**$1,097,131**
Interest and dividends on securities	**40,392**	41,565	**382,322**
Interest on call loans and bills bought	**140**	294	**1,330**
Other interest income	**1,025**	1,236	**9,706**
Trust fees	**46,024**	56,943	**435,631**
Fees and commissions	**62,047**	46,085	**587,296**
Trading gains	**11,376**	780	**107,680**
Other operating income	**62,866**	77,717	**595,049**
Other income	**154,648**	54,743	**1,463,783**
Total income	**494,434**	399,302	**4,679,932**
Expenses:			
Interest expense:			
Interest on deposits	**25,830**	30,452	**244,492**
Interest on call money and bills sold	**96**	23	**915**
Interest on borrowings	**10,449**	11,984	**98,911**
Other interest expense	**15,482**	21,822	**146,543**
Fees and commissions	**15,050**	13,688	**142,456**
Trading losses	**419**	3	**3,972**
Other operating expenses	**17,953**	2,330	**169,936**
General and administrative expenses	**106,965**	125,262	**1,012,453**
Other expenses	**156,575**	262,863	**1,482,016**
Total expenses	**348,824**	468,433	**3,301,698**
Income (loss) before income taxes	**145,610**	(69,130)	**1,378,233**
Income taxes:			
Current	**310**	(620)	**2,940**
Deferred	**66,600**	45,843	**630,383**
Net income (loss)	**¥ 78,699**	¥(114,354)	**$ 744,910**

	Yen		U.S. dollars
	2004	2003	2004
Per share of common stock			
Basic net income (loss)	**¥59.81**	¥(103.43)	**$0.56**
Diluted net income	**35.76**	—	**0.34**

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

Mitsui Asset Trust and Banking Company, Limited
As of March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
ASSETS			
Cash and cash equivalents	¥ 58,028	¥263,846	$ 549,253
Due from banks other than due from the Bank of Japan	1,876	15,457	17,756
Securities	55,221	117,215	522,683
Other assets	42,718	37,013	404,344
Premises and equipment	2,001	2,870	18,941
Deferred tax assets	6,879	7,218	65,114
Allowance for possible loan losses	(12)	(19)	(119)
Total	¥166,712	¥443,602	$1,577,973
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits	¥ 149	¥ 14,796	$ 1,419
Call money	65,300	—	618,078
Borrowed money	52,000	2,000	492,191
Payables to trust account	2,940	364,492	27,835
Other liabilities	5,013	15,020	47,450
Reserve for bonus payment	340	543	3,220
Reserve for retirement benefits	461	972	4,372
Total liabilities	126,206	397,824	1,194,567
Shareholders' equity:			
Common stock	11,000	11,000	104,117
Capital surplus	21,246	21,246	201,098
Retained earnings	8,262	13,538	78,206
Net unrealized losses on available-for-sale securities	(1)	(6)	(16)
Total shareholders' equity	40,506	45,777	383,406
Total	¥166,712	¥443,602	$1,577,973

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

Mitsui Asset Trust and Banking Company, Limited
Years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Income:			
Interest income:			
Interest and dividends on securities	**¥ 19**	¥ 6	**$ 188**
Other interest income	**70**	100	**667**
Trust fees	**38,208**	43,683	**361,654**
Fees and commissions	**3,960**	3,300	**37,490**
Other operating income	**—**	6,300	**—**
Other income	**1,929**	342	**18,259**
Total income	**44,189**	53,734	**418,260**
Expenses:			
Interest expense:			
Interest on borrowings	**131**	70	**1,247**
Other interest expense	**41**	663	**391**
Fees and commissions	**9,340**	4,161	**88,411**
Other operating expenses	**—**	3,302	**—**
General and administrative expenses	**21,068**	24,175	**199,422**
Other expenses	**7,048**	5,185	**66,715**
Total expenses	**37,631**	37,560	**356,188**
Income before income taxes	**6,557**	16,174	**62,072**
Income taxes:			
Current	**1,597**	7,347	**15,120**
Deferred	**336**	(1,861)	**3,180**
Net income	**¥ 4,624**	¥10,688	**$ 43,771**

	Yen		U.S. dollars
	2004	2003	**2004**
Per share of common stock			
Net income	**¥7,707.48**	¥17,813.56	**$72.95**

Financial Statements of Subsidiary Banks (Trust Account—Unaudited)

Mitsui Trust Holdings, Inc.
As of March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Assets:			
Loans and bills discounted (Note 2)	**¥ 1,867,778**	¥ 2,543,351	**$ 17,678,924**
Securities (Note 3)	**4,657,178**	14,347,385	**44,081,195**
Securities held for investment trusts	**—**	3,070,539	**—**
Foreign investment held for investment trusts	**—**	654,368	**—**
Beneficiary rights	**24,815,037**	9,839,782	**234,879,670**
Securities held in custody accounts	**263**	96,113	**2,495**
Monetary claims	**753,749**	982,322	**7,134,405**
Premises and equipment	**1,868,865**	1,358,915	**17,689,213**
Other claims	**31,117**	551,195	**294,536**
Call loans	**—**	858,240	**—**
Due from banking account	**1,343,100**	1,864,795	**12,712,731**
Cash and due from banks	**161,423**	336,906	**1,527,908**
Total assets	**¥35,498,514**	¥36,503,916	**$336,001,082**
Liabilities:			
Money trusts (Note 4)	**¥15,793,951**	¥17,773,394	**$149,493,151**
Pension trusts	**6,659,413**	6,452,735	**63,032,780**
Property formation benefit trusts	**18,963**	19,808	**179,496**
Loan trusts (Note 5)	**1,778,080**	2,391,307	**16,829,911**
Securities investment trusts	**4,585,161**	4,297,779	**43,399,540**
Money in trust other than money trusts	**1,323,529**	1,044,826	**12,527,488**
Securities in trust	**664,562**	1,019,117	**6,290,228**
Money claims in trust	**767,270**	915,366	**7,262,381**
Equipment in trust	**431**	561	**4,086**
Real estate in trust	**88,101**	114,552	**833,900**
General trusts	**3,819,048**	2,474,464	**36,148,116**
Total liabilities	**¥35,498,514**	¥36,503,916	**$336,001,082**

See Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited).

1. *Trust Accounts*

Under the Trust Law of Japan, trust activities must be administered separately from a commercial banking business. As a result, assets accepted in trust must be segregated from other assets. Within the general category of trust accounts, each trust account is segregated from other trust assets. Accordingly, the financial statements of Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings"), do not reflect Mitsui Trust Holdings' records as to the assets accepted in trust, which are maintained separately under the trust account.

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by The Chuo Mitsui Trust and Company, Limited, and such guaranteed principal as of March 31, 2004 and 2003, was ¥3,565,436 million ($33,747,623 thousand) and ¥4,243,306 million, respectively.

All amounts have been rounded down to the nearest million yen, and to the nearest thousand dollars.

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥105.65 to US$1, the approximate rate of exchange as of March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. *Loans and Bills Discounted*

Loans and bills discounted as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Loans on deeds	**¥1,560,860**	¥1,983,108	**$14,773,880**
Loans on notes	**305,809**	560,243	**2,894,548**
Bills discounted	**1,108**	—	**10,495**
Total	**¥1,867,778**	¥2,543,351	**$17,678,924**

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by banking subsidiaries, and loans on such guaranteed trust assets as of March 31, 2004 and 2003, included the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Loans to borrowers in legal bankruptcy	**¥ 7,928**	¥10,928	**$ 75,045**
Past due loans	**32,269**	27,360	**305,435**
Accruing loans contractually past due three months or more	**437**	1,506	**4,136**
Restructured loans	**22,644**	50,335	**214,332**
Total	**¥63,279**	¥90,131	**$598,950**

3. *Securities*

Securities are stated at market price or at cost by each trust agreement.

Securities held as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Government bonds	**¥2,233,749**	¥ 2,840,755	**$21,142,919**
Municipal bonds	**143,727**	223,216	**1,360,412**
Corporate bonds	**633,818**	1,101,458	**5,999,230**
Stocks	**1,245,733**	6,664,446	**11,791,133**
Foreign securities	**399,390**	3,096,780	**3,780,320**
Other securities	**758**	420,728	**7,178**
Total	**¥4,657,178**	¥14,347,385	**$44,081,195**

4. Balance of Jointly Operated Designated Money Trusts

Jointly operated designated money trusts are included in money trusts and the balances of these accounts were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Assets:			
Loans and bills discounted	**¥ 564,284**	¥ 837,842	**$ 5,341,075**
Securities	**21,443**	2	**202,965**
Other	**985,109**	749,857	**9,324,269**
Total	**¥1,570,837**	¥1,587,701	**$14,868,310**
Liabilities:			
Principal	**¥1,570,268**	¥1,587,366	**$14,862,932**
Reserve for possible loan losses	**74**	25	**702**
Other	**494**	310	**4,675**
Total	**¥1,570,837**	¥1,587,701	**$14,868,310**

In the case of jointly operated designated money trusts, the principal amount is guaranteed and, as the above table indicates, reserve for possible loan losses is set aside by banking subsidiaries. The figures of the table include funds reinvested from the other trusts managed by a banking subsidiary.

5. Balance of Loan Trusts

The balance of loan trusts is as follows (the figures include funds reinvested from other trusts managed by a banking subsidiary):

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Assets:			
Loans and bills discounted	**¥1,246,988**	¥1,631,538	**$11,803,012**
Securities	**54,916**	125,511	**519,792**
Other	**713,487**	927,662	**6,753,313**
Total	**¥2,015,391**	¥2,684,713	**$19,076,118**
Liabilities:			
Principal	**¥1,995,167**	¥2,655,940	**$18,884,691**
Special reserve funds	**10,910**	14,929	**103,273**
Other	**9,313**	13,842	**88,153**
Total	**¥2,015,391**	¥2,684,713	**$19,076,118**

As in jointly operated designated money trusts, the principal amount of loan trusts is guaranteed and, as the above table indicates, special reserve funds are set aside by a banking subsidiary.

Consolidated Five-Year Summary

	Mitsui Trust Holdings	Mitsui Trust Holdings	Mitsui Trust Holdings	Chuo Mitsui	Chuo Trust and Mitsui Trust
			Billions of yen		
	2004	2003	2002	2001	2000
Banking account* (As of March 31)					
Total assets	**¥12,753.7**	¥12,478.0	¥13,372.8	¥13,887.9	¥15,297.5
Cash and due from banks	**521.8**	890.9	1,321.0	500.3	1,009.2
Call loans and bills bought	**17.0**	—	0.0	181.6	247.5
Securities	**3,585.9**	3,232.5	3,436.9	4,261.6	4,976.6
Loans and bills discounted	**7,189.9**	7,200.3	7,416.0	7,707.4	7,740.4
Foreign exchanges	**6.7**	4.9	4.8	13.3	13.0
Customers' liabilities for acceptances and guarantees	**376.5**	220.2	306.9	406.5	463.3
Total liabilities	**¥12,182.0**	¥12,129.2	¥12,811.0	¥13,104.4	¥14,149.8
Deposits	**9,116.0**	8,672.2	7,742.4	7,860.4	7,910.2
Call money and bills sold	**318.0**	300.0	586.5	37.4	135.0
Borrowed money	**341.9**	509.3	434.8	463.3	510.2
Foreign exchanges	**0.0**	0.0	0.0	0.0	0.0
Acceptances and guarantees	**376.5**	220.2	306.9	406.5	463.3
Total shareholders' equity	**¥ 463.3**	¥ 251.6	¥ 496.1	¥ 778.5	¥ 1,139.9
Trust account* (As of March 31)					
Total assets	**¥35,498.5**	¥36,503.9	¥38,077.2	¥43,451.4	¥44,404.9
Loans and bills discounted	**1,867.7**	2,543.3	2,592.9	3,244.5	3,973.4
Securities	**4,657.1**	14,347.3	23,023.4	22,375.2	22,000.4
Beneficiary rights	**24,815.0**	9,839.7	1,011.0	3.3	232.8
Total liabilities	**¥35,498.5**	¥36,503.9	¥38,077.2	¥43,451.4	¥44,404.9
Money trusts	**15,793.9**	17,773.3	17,202.1	22,071.8	22,698.2
Pension trusts	**6,659.4**	6,452.7	6,374.2	6,288.7	6,045.2
Property formation benefit trusts	**18.9**	19.8	21.2	20.0	20.8
Loan trusts	**1,778.0**	2,391.3	3,762.1	5,271.2	6,192.1
Securities investment trusts	**4,585.1**	4,297.7	5,238.7	6,894.6	7,035.6
Statements of operations (Years ended March 31)					
Total income	**¥ 553.9**	¥ 506.6	¥ 540.9	¥ 657.5	¥ 1,011.2
Total expenses	**426.7**	546.3	958.0	611.0	891.3
Income (loss) before income taxes and minority interests	**127.2**	(39.6)	(417.1)	46.5	119.8
Net income (loss)	**¥ 50.7**	¥ (96.7)	¥ (277.9)	¥ 23.0	¥ 47.8

Notes: 1. All figures are based on the consolidated financial statements.
2. Figures for 2002, 2003 and 2004 are for Mitsui Trust Holdings, Inc.
3. Figures for 2001 are for The Chuo Mitsui Trust and Banking Company, Limited.
4. Figures for 2000 are combined totals from The Chuo Trust and Banking Company, Limited, and The Mitsui Trust and Banking Company, Limited.
* Figures for 2004, 2003 and 2002 are combined totals from The Chuo Mitsui Trust and Banking Company, Limited, and Mitsui Asset Trust and Banking Company, Limited.

Definitions of Self-Assessment System, Disclosure of Assets Based on the Financial Revitalization Law and Risk-Monitored Loans

Self-Assessment System

What Is the Self-Assessment System?

Self-assessment of asset quality requires a financial institution to examine the quality of its own assets and group assets, according to the degree of risk for default on loans or the potential irrecoverability of invested value.

Assets subject to self-assessment are loans and loan equivalents, such as loan receivables in securities, foreign currency, accrued interest, accounts due, provisional payments equivalent to loans, and acceptances and guarantees.

Basic Concept in Self-Assessment

In principle, the process of asset assessment assigns credit ratings to debtors, then groups the debtors according to these rating assignments. Each debtor is viewed individually, based on such details as the application of funds, and the status of collateral and guarantees is ascertained to facilitate further classification, according to the degree of risk inherent in the recovery of the loan or the potential for the invested value to erode.

Credit Ratings

Credit ratings correspond to a client's credit risk, a status based on financial position, ratings by rating agencies, information from credit bureaus, and other sources. A credit rating must be consistent with debtor categories.

Debtor Categories

A debtor's ability to repay loans is determined by such factors as financial status, cash flow and profitability, and this ability will place a debtor into one of five categories: normal, caution, possible bankruptcy, virtual bankruptcy and legal bankruptcy.

1. Normal: Debtors whose business prospects are favorable and whose financial position exhibits no particular problems.
2. Caution: Debtors with problematic lending conditions, such as reduced or suspended interest payments, debtors with non-accrual repayment schedules, wherein principal or interest payments are in arrears, and debtors which may require special measures in the future because business prospects are sluggish or unstable, or because financial positions are uncertain.
3. Possible bankruptcy: Debtors for whom bankruptcy is not currently imminent but for whom the eventuality of failure in the future is high because financial difficulty exists and a sufficient boost through a business improvement plan, for example, is not expected. This category includes debtors receiving support from a financial institution or other backer.
4. Virtual bankruptcy: Debtors that face severe operating difficulties and while they have not been declared legally bankrupt they are essentially insolvent because they lack any hope of restructuring.
5. Legal bankruptcy: Debtors whose legal bankruptcy is substantiated by a declaration of bankruptcy, liquidation, reorganization, composition or civil reconstruction, or for whom clearinghouse transactions have been halted.

Claim Categories

Under the self-assessment system, claims are grouped into "categories"—II, III and IV—and the respective assets are called "category assets." Claims that do not fall into categories II, III and IV are called "no category," and the assets that fall outside these classifications are deemed "no category assets."

Disclosure of Assets Based on the Financial Revitalization Law

Debtor Classification

1. Claims under bankruptcy and virtual bankruptcy: Loans and loan equivalents granted to borrowers that have succumbed to legal business failure by reason of declared bankruptcy, reorganization, composition proceedings or other officially recognized end to operations.
2. Claims under high risk: Loans to borrowers that have not yet reached a state of legal bankruptcy but are highly unlikely to repay the principal and interest according to contractual obligations because of worsening financial position and business performance.
3. Claims under close observation: Loans three months past due—i.e., loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day—and restructured loans—i.e., loans for which the contractual conditions have been revised,

for example, with a specific concession in favor of the debtor to facilitate the restructuring of a business that has been economically disadvantaged, or to support such a business, and thereby promote repayment of the outstanding loan.

4. Normal claims: Loans to borrowers with no particular problems affecting financial position or business performance, thereby excluding them from the three classifications described above.

Relationship with Debtor Classifications in the Self-Assessment System

1. Claims under bankruptcy and virtual bankruptcy: Corresponds to the sum of loans to debtors that are legally bankrupt or virtually bankrupt under self-assessment standards.
2. Claims under high risk: Equivalent to loans to debtors classified as possibly bankrupt under self-assessment standards.
3. Claims under close observation: Represents the sum of loans to debtors in the caution category of self-assessment standards that are either more than three months past due or restructured.
4. Normal claims: Identified with loans to healthy borrowers under self-assessment standards, as well as loans other than claims under the close observation category of loans to debtors requiring caution.

Risk-Monitored Loans

What are risk-monitored loans?

1. Loans to borrowers in bankruptcy: Of loans for which no accrued interest is recorded because the recovery of principal or interest is unlikely due to a prolonged delay in payment of principal or interest (excludes the portion written off; hereafter referred to as "loans for which accrued interest is not recorded"), loans to borrowers in bankruptcy are those for which the reason is found in the provisions of the Corporate Tax Law (Ordinance 97, 1965), Article 96, Paragraph 1, Sub-Paragraph 3, Points a) through e), or Article 4 of the same law.
2. Non-accrual loans: Of loans for which accrued interest is not recorded, non-accrual loans are loans other than those to borrowers in bankruptcy and loans for which interest has been waived to facilitate business restructuring.
3. Loans past due three months or more: This category comprises loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day, but excludes loans to borrowers in bankruptcy and non-accrual loans.
4. Restructured loans: This category covers loans for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived, or another measure advantageous to the borrower is granted to facilitate business restructuring. Loans to borrowers in bankruptcy, non-accrual loans and loans past due three months or more are not included in this category.

Relationship between Self-Assessment Assets and Disclosure of Assets Based on the Financial Revitalization Law

Assets classified under self-assessment standards and disclosure of assets based on the Financial Revitalization Law are loans and loan equivalents. These loans differ primarily from risk-monitored loans in that risk-monitored loans exclude loan equivalents.

1. Loans to borrowers in bankruptcy: These are loans to legally bankrupt borrowers.
2. Non-accrual loans: These are loans to virtually bankrupt borrowers and borrowers for which the possibility of bankruptcy exists.
3. Loans past due three months or more: Of loans to borrowers requiring caution, loans past due three months or more are those for which the payment of principal or interest has fallen three months behind, counting from the day following the contractual payment day.
4. Restructured loans: Of loans to borrowers requiring caution, restructured loans are those for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived or another measure advantageous to the borrower is granted to facilitate business restructuring.

Directors, Corporate Auditors and Executive Officers

As of August 1, 2004

Mitsui Trust Holdings, Inc.

Chairman and President
Kiichiro Furusawa*

Deputy President
Kazuo Tanabe*

Senior Managing Director
Tadashi Kawai*

Managing Directors
Jun Okuno
Itaru Masuda

Executive Officer
Shigeru Sasagawa

Corporate Auditors
Shunpei Kazama
Masahiro Kajimura
Hiroaki Sasaki
Shunji Higuchi
Shigenori Koda

** Representative directors*

The Chuo Mitsui Trust and Banking Company, Limited

President
Kazuo Tanabe*

Deputy President
Tomohiro Ito*

First Senior Executive Officers
Masaharu Kodaka**
Yoshibumi Tanaka

Senior Executive Officer
Hiromu Matsuda**

Corporate Auditors
Masahiro Kajimura
Shunji Higuchi
Shigenori Koda

Senior Executive Officers
Jun Okuno
Ken Sumida
Toshiro Harada
Itaru Masuda
Masuhisa Kitao
Yasuhisa Naka
Tadashi Muto

Executive Officers
Tetsuji Tada
Koichi Suzuki
Kiichiro Kurimoto
Kunitaro Kitamura
Mamoru Kawakami
Takashi Kamikanda
Taro Kiritani
Haruo Shikano

** Representative directors*
*** Directors*

Mitsui Asset Trust and Banking Company, Limited

President
Tadashi Kawai*

Senior Executive Officers
Teruo Watanabe**
Osamu Muramatsu**

Corporate Auditors
Hiroaki Sasaki
Yoshinobu Tsumori
Yasuhiro Yonezawa

Executive Officers
Toshinao Sakai
Shunichi Sakata
Toshiyuki Miura

** Representative director*
*** Directors*

Organization

As of August 1, 2004

Mitsui Trust Holdings, Inc.

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
      - Corporate Auditors Office
  - Board of Directors
    - Executive Committee
      - Advisory Board
    - Secretariat
    - General Planning Dept.
    - Planning and Coordination Dept.
    - General Affairs Dept.
    - Internal Risk Control Dept.
    - Internal Audit Dept.

The Chuo Mitsui Trust and Banking Company, Limited

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
      - Corporate Auditors Office
  - Board of Directors
    - Executive Committee
    - Secretariat
    - Corporate Planning Dept.
    - General Affairs Dept.
    - Personnel Planning Dept.
    - Personnel Dept.
    - Corporate Risk Management Dept.
    - Legal Dept.
    - Internal Audit Dept.
    - Treasury Dept.
    - Business Planning Dept.
    - Direct Channel Business Dept.
    - Loan Planning Dept.
    - Corporate Business Promotion Dept.
    - Structured Finance Dept.
    - Specialized Finance Dept.
    - Credit Products Investment Dept.
    - Credit Supervision Dept. I
    - Credit Supervision Dept. II
    - Credit Management Dept.
      - Head Office Business Depts.
      - Domestic Branches
    - Settlement Administration Dept.
      - Representative Offices
    - Securities Dept.
    - Real Estate Planning and Administration Dept.
    - Real Estate Business Dept. I
    - Real Estate Business Dept. II
    - Real Estate Investment Advisory Dept.
    - Stock Transfer Agency Dept.
    - Stock Transfer Agency Business Dept.
    - Stock Transfer Agency Business Promotion Dept.
    - Operations Administration Dept.
    - System Planning Dept.

Mitsui Asset Trust and Banking Company, Limited

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
  - Board of Directors
    - Executive Committee
    - Business Administration Dept.
    - Business Promotion Dept.
      - Pension Business Dept. I
      - Pension Business Dept. II
      - Pension Business Dept. III
      - Institutional Business Dept.
      - Nagoya Branch
      - Osaka Branch
    - Pension Trust Dept.
    - Trust Asset Administration Dept.
    - Asset Management Dept.
    - Internal Audit Dept.

Major Associated Companies

As of August 1, 2004

Mitsui Trust Holdings, Inc.

	Services	Capital (Millions of yen)
Japan Trustee Services Bank, Ltd.	Trust and banking	51,000

The Chuo Mitsui Trust and Banking Company, Limited

	Services	Capital (Millions of yen)
Chuo Mitsui Asset Management Co., Ltd.	Investment advisory and investment trust	300
Chuo Mitsui Guarantee Co., Ltd.	Credit guarantee services	301
Chuo Mitsui Realty Co., Ltd.	Real estate brokerage	300
Chushin Leasing Co., Ltd.	Leasing	100
MTB Leasing Co., Ltd.	Leasing	3,000
Chuo Mitsui Card Co., Ltd.	Credit card services	300
Chuo Mitsui Stock Transfer Agency Business Co., Ltd.	Stock transfer agency services	6,000
Chuo Mitsui Business Co., Ltd.	Staffing services	210
Chuo Mitsui Information Technology Co., Ltd.	Computer-related services	200
CMTB Equity Investments Co., Ltd.	Investment, management and administration of stocks	57,526
CMTB Total Servicing Co., Ltd.	Administration and collection of claims	500

Overseas Network

As of August 1, 2004

Representative Offices

The Chuo Mitsui Trust and Banking Company, Limited

New York Representative Office
Yasuhito Kanazawa
Chief Representative
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1900
Telefax: 1-212-599-1726

Singapore Representative Office
Toru Aoki
Chief Representative
8 Shenton Way
#14-02, Temasek Tower
Singapore 068811
Republic of Singapore
Telephone: 65-6532-2353
Telefax: 65-6532-6155

Overseas Subsidiaries

Mitsui Trust Holdings, Inc.

MTH Preferred Capital 1 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 2 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 3 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 4 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Investments, Inc.
Sei Nakagawa
President & CEO
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1920
Telefax: 1-212-599-2128

Chuo Mitsui Trust International Ltd.
Itaru Koyama
Managing Director
7th Floor, Triton Court
14 Finsbury Square
London EC2A 1BR, U.K.
Telephone: 44-20-7847-8400
Telex: 945831 MTINTL G
Telefax: 44-20-7847-8500

MTI Finance (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTI Capital (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

Chuo Finance (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

Investor Information

As of March 31, 2004

Mitsui Trust Holdings, Inc.

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5445-3500
Telefax: 81-3-5232-8879
Web site: http://www.mitsuitrust-fg.co.jp

Date of Establishment
February 1, 2002

Capital Stock
¥261,462 million

Number of Shares Authorized
4,351,363 thousand shares
Common: 4,068,332 thousand shares
Class I preferred: 20,000 thousand shares
Class II preferred: 93,750 thousand shares
Class III preferred: 156,406 thousand shares
Class IV preferred: 12,875 thousand shares

Number of Shares Issued
Common: 824,131 thousand
Class I preferred: 20,000 thousand
Class II preferred: 93,750 thousand
Class III preferred: 156,406 thousand

Number of Shareholders
Common: 41,100
Preferred: 1

Major Shareholders

(a) Common stock

Name	Number of shares held (Thousands)	Percentage of total shares (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	48,052	5.83
Japan Trustee Services Bank, Ltd. (Trust account)	36,905	4.47
Mitsui Mutual Life Insurance Co.	18,148	2.20
The Nomura Trust and Banking Co., Ltd. (Investment trust account)	17,208	2.08
Japan Trustee Services Bank, Ltd. (Re-trusted by Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Toyota Motor Corporation)	15,226	1.84
Nagoya Railroad Co., Ltd.	14,300	1.73
Tobu Railway Co., Ltd.	13,355	1.62
Morgan Stanley and Company International Limited	12,870	1.56
Mitsui Fudosan Co., Ltd.	12,224	1.48
Japan Trustee Services Bank, Ltd. (Re-trusted by Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Nagoya Railroad Co., Ltd.)	10,060	1.22
Total	198,349	24.06

(b) The Resolution and Collection Corporation maintains all of the Company's preferred stocks.

Stock type	Number of shares held (Thousands)	Percentage of total shares (%)
Class I	20,000	100.00
Class II	93,750	100.00
Class III	156,406	100.00

Certified Public Accountants
Deloitte Touche Tohmatsu

Further Information
For further information, please contact:
Investor Relations Group
Planning and Coordination Department
Mitsui Trust Holdings, Inc.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Company Information

The Chuo Mitsui Trust and Banking Company, Limited

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-3331
Telefax: 81-3-5232-8879
Telex: TRUSTMIT J26397
S.W.I.F.T. Address: MTRB JPJT
Web site: http://www.chuomitsui.co.jp

Mitsui Asset Trust and Banking Company, Limited

Registered Head Office
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-8111
Telefax: 81-3-5232-8506
Web site: http://www.mitsuiasset.co.jp

Note Regarding Forward-Looking Statements

This annual report contains certain forward-looking statements. These statements are not guarantees of future performance, and involve risks and uncertainties. Actual results may differ from the forward-looking statements contained in the present material, due to various factors, including, but not limited to, changes in overall economic conditions.

Mitsui Trust Financial Group

Printed in Japan